As filed with the Securities and Exchange Commission on April 15, 2004
Registration No. 333-114301

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
Form F-10
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Russel Metals Inc.

(Exact name of Registrant as specified in its charter)

Canada	6711	41-1443629
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1900 Minnesota Court, Suite 210

Mississauga, Ontario
Canada L5N 3C9
(905) 819-7777
(Address and telephone number of Registrant’s principal executive offices)

FIL (US) Inc.

c/o CT Corporation
Suite 300, 801 West Tenth Street
Anchorage, Alaska 99801 U.S.A.
(905) 819-7777
(Name, address and telephone number of agent for service)

Copies to:

Christopher W. Morgan Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street, Suite 1750 Toronto, Ontario M5K 1J5 (416) 777-4700	D. Shawn McReynolds Davies Ward Phillips & Vineberg LLP 44th Floor, 1 First Canadian Place Toronto, Ontario M5X 1B1 (416) 863-0900

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after this Registration Statement becomes effective.
Province of Ontario, Canada
(Principal jurisdiction regulating this offering)

         It is proposed that this filing shall become effective (check appropriate box):

A. ☐	Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B. ☒	At some future date (check the appropriate box below):
	1. ☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).
	2. ☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).
	3. ☒	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
	4. ☐	after the filing of the next amendment to this Form (if preliminary material is being filed).

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.    ☐

    The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED TO BE

DELIVERED TO OFFEREES OR PURCHASERS

Russel Metals Inc.

OFFER TO EXCHANGE

all outstanding 6 3/8% Senior Notes Due 2014

(US$175,000,000 principal amount)

for

6 3/8% Senior Exchange Notes Due 2014

(US$175,000,000 principal amount)

          The exchange offer will expire at 5:00 p.m., New York City time on May 17, 2004, unless extended.

          The Exchange Notes are being registered with the Securities and Exchange Commission and are being offered in exchange for the original notes that were previously issued in an offering exempt from the Securities and Exchange Commission’s registration requirements. The terms of the exchange offer are described in this prospectus.

          We do not intend to list the Exchange Notes on any national securities exchange and no established trading market for the Exchange Notes is anticipated.

            See “Risk Factors” beginning on page 13 to read about factors that should be considered before exchanging your notes.

          This offering is made by a Canadian issuer that is permitted, under a Multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

          Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

          The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of Canada, that a majority of its officers and directors are residents of Canada, that some or all of the experts named in the registration statement may be residents of Canada and that a substantial portion of the assets of the Company and said persons may be located outside the United States.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of the Exchange Notes to be distributed in the exchange offer or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated April 15, 2004.

MARKET AND INDUSTRY DATA
EXCHANGE RATE DATA
PRESENTATION OF OUR FINANCIAL INFORMATION
SUMMARY
RISK FACTORS
FORWARD LOOKING STATEMENTS
THE EXCHANGE OFFER
EARNINGS COVERAGE
USE OF PROCEEDS
CAPITALIZATION
SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA
MAJOR SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
ENVIRONMENTAL REGULATION
MANAGEMENT
RELATED PARTY TRANSACTIONS
SIGNIFICANT SHAREHOLDERS
DESCRIPTION OF OTHER INDEBTEDNESS
DESCRIPTION OF THE NOTES
EXCHANGE OFFER; REGISTRATION RIGHTS
INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
DOCUMENTS INCORPORATED BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
AUDITORS’ CONSENT
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
PART II
PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Item 1. Undertaking.
Item 2. Consent to Service of Process.
SIGNATURES
AUTHORIZED REPRESENTATIVE
EXHIBIT INDEX
EX-5.1
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5

      THE EXCHANGE NOTES HAVE NOT BEEN AND WILL NOT BE QUALIFIED FOR PUBLIC DISTRIBUTION UNDER THE SECURITIES LAWS OF ANY PROVINCE OR TERRITORY OF CANADA. THE EXCHANGE NOTES ARE NOT BEING OFFERED FOR SALE AND MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN CANADA OR TO ANY RESIDENT THEREOF EXCEPT IN ACCORDANCE WITH THE SECURITIES LAWS OF THE PROVINCES AND TERRITORIES OF CANADA. NO SECURITIES REGULATORY AUTHORITY IN CANADA HAS EXPRESSED AN OPINION ABOUT THESE SECURITIES AND IT IS AN OFFENSE TO CLAIM OTHERWISE.

      The Exchange Notes will be issued pursuant to an exemption from the prospectus requirements of the applicable Canadian provincial and territorial securities laws and may be sold in Canada only pursuant to an exemption therefrom.

i

MARKET AND INDUSTRY DATA

      In this prospectus, we rely on and refer to information and statistics regarding our industry. We obtained this market data from independent industry publications, government publications or other publicly available information, as well as our own internal estimates. Although we believe that these third party sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of such information. Similarly, we believe that our internal estimates are reliable, however such estimates have not been independently verified.

EXCHANGE RATE DATA

      We present our financial statements in Canadian dollars. In this prospectus, except where otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to “$” or “dollars” are to Canadian dollars and references to “US$” and “U.S. dollars” are to United States dollars.

      The following table sets forth, for each period indicated, the low and high exchange rates for Canadian dollars expressed in U.S. dollars and the average of such exchange rates on the last day of each month during such period, based on the inverse of the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

	Year ended December 31,

	1999	2000	2001	2002	2003

Low	0.6535	0.6410	0.6241	0.6200	0.6349
High	0.6925	0.6969	0.6697	0.6619	0.7738
Average	0.6744	0.6725	0.6444	0.6368	0.7186

      The following table sets forth, for each of the last six months, for Canadian dollars expressed in U.S. dollars, the low and high exchange rates based on the inverse of the noon buying rate as described above:

	Last six months

	October	November	December	January	February	March

Low	0.7418	0.7484	0.7460	0.7497	0.7439	0.7325
High	0.7667	0.7708	0.7738	0.7880	0.7629	0.7725

      On April 6, 2004, the inverse of the noon buying rate was US$0.7637 = $1.00.

PRESENTATION OF OUR FINANCIAL INFORMATION

      Our consolidated financial statements and our pro forma consolidated statement of earnings included herein have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. To the extent applicable to such financial statements, these principles conform in all material respects with generally accepted accounting principles in the United States, or U.S. GAAP, except as described in note 16 to our consolidated financial statements and note G to our pro forma consolidated statement of earnings, included elsewhere in this prospectus. The consolidated financial statements of Acier Leroux inc., which we acquired on July 3, 2003, included elsewhere in this prospectus are also prepared in accordance with Canadian GAAP. To the extent applicable to such statements, these principles conform in all material respects with U.S. GAAP, except as described in note 21 to the Acier Leroux financial statements for the years ended November 2, 2002 and November 3, 2001, and note 3 to the Acier Leroux financial statements for the six months ended May 3, 2003.

      The prospectus includes financial statements of Acier Leroux inc. for the year ended November 3, 2001 that were audited and reported on by Arthur Andersen LLP (“Arthur Andersen”). We have not obtained the consent of Arthur Andersen to the use of its audit report in respect of these financial statements. Arthur Andersen’s consent was not obtained because on June 3, 2002, Arthur Andersen ceased to practise public accounting. Because Arthur Andersen has not provided this consent, purchasers of Notes pursuant to the prospectus will not have the statutory right of action for damages against Arthur Andersen as prescribed by applicable Canadian securities legislation with respect to these financial statements. In addition, Arthur Andersen may not have sufficient assets available to satisfy any judgments against it. See “Risk Factors”.

ii

SUMMARY

      The following summary is qualified in its entirety by reference to, and must be read in conjunction with, the more detailed information, including the financial statements and the notes thereto, included elsewhere in this prospectus. Unless otherwise indicated, references to “Russel,” “we,” “us,” or “our” refer to Russel Metals Inc. and its subsidiaries, and references to “Acier Leroux inc.,” “Acier Leroux” or “Leroux” refer to Acier Leroux inc./Leroux Steel Inc. and its subsidiaries. In this prospectus, except where otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to “$” or “dollars” are to Canadian dollars and references to “US$” and “U.S. dollars” are to United States dollars.

The Exchange Offer

      The exchange offer relates to the exchange of up to US$175,000,000 aggregate principal amount of the outstanding 6 3/8% Senior Notes due 2014 that were issued by us on February 20, 2004 in a private placement in the United States and outside the United States (the “Original Notes”) for a like principal amount of exchange notes (the “Exchange Notes”). The Exchange Notes will be our obligation and are entitled to the benefits of the indenture relating to the Original Notes. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Original Notes, except that the Exchange Notes have been registered under the Securities Act and are not entitled to the benefits of the registration rights granted under the registration rights agreement, executed as a part of the offering of the Original Notes, dated as of February 20, 2004, among us and the initial purchasers named therein.

The Exchange Offer	The Exchange Notes are being offered in exchange for a like principal amount of Original Notes. The Exchange Notes will evidence the same debt as the Original Notes. As of this date, there is US$175 million aggregate principal amount of Original Notes.

Resale of the Exchange Notes	Based on the position of the staff of the Securities and Exchange Commission (the “SEC”) set forth in no-action letters issued to third parties, we believe that a holder who exchanges the Original Notes for Exchange Notes and who satisfies certain other conditions may generally offer for resale, sell and otherwise transfer such notes without compliance with the registration and prospectus delivery provisions of the Securities Act. Any holder using the exchange offer to participate in the distribution of the Exchange Notes will not be entitled to rely on the no-action letters referred to above.

If our belief is inaccurate and you transfer any Exchange Note issued to you in the exchange offer without delivering a prospectus meeting the requirements of Section 10 of the Securities Act or without an exemption from registration of your Exchange Notes from such requirements, you may incur liability under the Securities Act. We do not assume or indemnify you against such liability, but we do not believe that any such liability should exist.

Expiration of Exchange Offer	The exchange offer will expire at 5:00 p.m., New York City time, on May 17, 2004, unless we decide to extend the expiration date.

Accrued Interest on the Exchange Notes and the Original Notes	The Exchange Notes will bear interest from February 20, 2004. Holders of Original Notes whose notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on such Original Notes accrued from February 20, 2004 to the date of the issuance of the Exchange Notes.

Procedures for Tendering Original Notes	For information on procedures for tendering Original Notes, see the section entitled, “The Exchange Offer — Procedure for Tendering Original Notes.”

Income Tax Consequences	The exchange of the Original Notes will generally not be a taxable exchange for United States federal income tax purposes. We believe you will not recognize any taxable gain or loss or any interest income as a result of such exchange.

No taxes on income (including taxable capital gains) will be payable by a United States holder for Canadian federal income tax purposes solely as a consequence of the exchange of the Original Notes. See “Income Tax Considerations.”

Use of Proceeds	We will not receive any proceeds from the issuance of Exchange Notes pursuant to the exchange offer. We will pay all expenses incident to the exchange offer. For a description of the use of proceeds from the offering of the Original Notes, see “Use of Proceeds”.

Exchange Agent for Notes	U.S. Bank National Association is serving as exchange agent. For more information with respect to the exchange of Original Notes, the telephone number for the exchange agent is (800) 934-6802 and the facsimile number is (651) 495-8158.

Consequences of Failure to Exchange	Untendered Original Notes will remain restricted securities and will continue to be subject to the following restrictions on transfer:

• Original Notes may be resold only if registered pursuant to the Securities Act, or if an exemption from registration is available thereunder.

• Original Notes shall bear a legend restricting transfer in the absence of registration or an exemption therefrom, and

• a holder of Original Notes who desires to sell or otherwise dispose of all or any part of its Original Notes under an exemption from registration under the Securities Act, if requested by us, must deliver to us an opinion of counsel experienced in Securities Act matters, reasonably satisfactory in form and substance to us, that such exemption is available.

The Company

Overview

      We are one of the largest metals distribution and processing companies in North America based on revenues. We primarily distribute steel products and conduct our distribution business in three principal business segments: service centers; energy sector pipe, tube, valves and fittings; and import/ export. For the year ended December 31, 2003, we had pro forma consolidated revenues of approximately $1.7 billion and pro forma Adjusted EBITDA of $80.7 million.

      We believe we operate the largest service center operation in Canada based on revenues. During 2003, we processed and distributed products to a broad base of approximately 18,000 customers through a network of 58 locations across Canada. In addition, we have four U.S. locations. Our network of service centers carries a broad line of metal products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum. We purchase these products primarily from North American steel producers, and package and sell them to end users in accordance with their specific needs. Our service center operations accounted for $922.8 million, or 60.8%, of our total revenues in 2003.

      Our energy sector distribution operations carry a specialized product line focused on the needs of energy sector customers. These operations distribute pipe, tube, valves and fittings, from five Canadian and two U.S. locations. We purchase these products either from the pipe processing arms of North American steel mills or from independent manufacturers of pipe and pipe accessories. Our energy sector distribution operations accounted for $297.5 million, or 19.6%, of our total revenues in 2003.

      Our import/ export business principally imports steel products into Canada and the United States, such as carbon steel plate, beams, channel, flat rolled products, rails and pipe products. Our import/ export operations accounted for $283.6 million, or 18.7%, of our total revenues in 2003.

Industry Overview

      Metal service centers bridge the gap between the capabilities of large metal producers, who manufacture large volumes of steel, aluminum and specialty metals in standard sizes and configurations and require long lead times, and the specific needs of end users by acquiring large volumes of metal from producers and packaging and processing the metal in accordance with end user specifications. Many end users purchase metal products from service centers because their requirements are smaller than the minimum order quantities available from the producers or because such end users require specialized metal processing services, a commitment to reliable just-in-time delivery and flexibility to meet their changing product and manufacturing requirements that large producers are either unwilling or unable to provide. Service centers also allow end users to reduce their total production cost by shifting the responsibility for pre-production processing to service centers which, through economies of scale, can achieve greater operational efficiency from the processing equipment.

Competitive Strengths

      We believe that the following strengths have enabled us to achieve net earnings in 27 of the last 28 quarters and give us a competitive advantage in the metals distribution industry:

      Leading Market Position. We believe we are the largest service center operator in Canada based on revenues and that we represent over 24% of the total service center market in Canada. We also believe we are the largest service center operator in each of the regions of Canada except for Ontario where we are the second largest. Our 58 Canadian service centers service a broad base of approximately 18,000 customers across all regions of Canada. Our geographic presence, large volume and leading market position enable us to successfully source steel at competitive prices.

      Strong Supplier Relationships and Unique Market Insight. We are among the largest purchasers of steel in North America and have well established relationships with North America’s largest steel producers, which enable us to ensure multiple sources for steel products and services. We believe that our steel import/ export operation is one of the largest independent steel importers in North America. Our import operation enables us to augment our product lines at our service centers when product is not available or when we can obtain steel competitively by purchasing abroad. Through our steel import/ export operations, we regularly purchase from multiple suppliers in 13 countries around the world. This enables us to monitor global steel supply and assess its impact on North American steel demand and pricing trends. This timely access to market information and global outlook allows us to proactively manage inventory levels and prices in our service center operations and make low cost purchases of steel imports when available.

      Successful Acquisition Track Record. Over the last five years, we have successfully integrated a number of acquisitions. For example, in October 2001, we acquired A.J. Forsyth and Company Limited, the leading service center operation in British Columbia, and in July 2003, we acquired Acier Leroux inc., the leading service center operation in Quebec. These acquisitions strengthened our Canadian service center market presence and were immediately accretive to Russel. Once we have completed an acquisition, we rationalize the operations and balance sheet and reinforce the best practices found in our combined operations.

      Multiple Business Segments and Diversified Service Center Customer Base. We operate in three segments of the metals distribution business, each with a distinct customer base and business cycle: service centers, energy sector and steel import/ export. Our largest segment, service centers, has a diversified customer base across a wide variety of industries, including machinery and equipment manufacturing, construction, shipbuilding and natural resources, such as mining and petroleum. Our focused segments, energy sector and steel import/ export, are not significantly dependent on any one customer. In 2003, our service center average order size was $989. In addition, in 2003, none of our approximately 18,000 service center customers accounted for more than 2% of our total revenues.

      Superior Service and Product Selection. We believe that we have a reputation for superior and timely service, and diverse product selection. Each of our service centers has the ability to offer one stop shopping to our customers. We also provide customized processing services and offer just-in-time delivery to quickly satisfy end user specifications. We have developed strong relationships with our customers and are able to identify their needs early so we can respond to short lead times or just-in-time delivery requirements common in the industry. Because local managers have significant operational control, our service centers can react quickly to changes in local markets and customer demands.

      Prudent Inventory Management. We manage our inventory to avoid unnecessary commitments of working capital while maintaining sufficient supply to respond quickly to customer orders. We tailor our inventory and processing services at each service center location to the needs of that particular market. The negotiation of purchase agreements with suppliers is centralized to leverage our buying power and global market insights; however, actual supply of inventory to each of our locations is determined by the branch management team. Local monitoring allows us to more accurately assess inventory requirements at each service center. We believe our decentralized inventory management, combined with our global market insights, has allowed us to react more quickly than many of our competitors to changing metals prices and customer needs, and to optimize our use of working capital. As a result of our prudent inventory management, our service centers turn their inventory 4 to 5 times per year while the industry average is lower. Given the particular importance of inventory management in the price-sensitive service center business, we believe that this gives us a significant competitive advantage.

      Experienced Management Team. Our senior executives and other key members of our management team have an average of 29 years of experience in the metals distribution business. To facilitate an entrepreneurial culture, our compensation policies, at both senior and local management levels, are based on the profitability and asset utilization of our business units.

Business Strategy

      Our primary goals are to continue to be a leading metals distribution company, increase our market share, expand services to customers and improve operating profits and cash flows. Our business strategies, aimed at achieving our goals, consist of the following:

      Managing Capital Utilization. We will continue to aggressively manage our balance sheet to reduce debt and to enable us to fund acquisitions, capital expenditures and working capital requirements from existing bank lines. We intend to continue to manage inventory based on our expected customer demands rather than speculate on market pricing which will enable us to maximize our inventory turns. We strive to maintain capital expenditures below our depreciation expense. Over the last 4 years, the ratio of our capital expenditure to depreciation was 85%, excluding expenditures of $22.7 million on a cut-to-length line and new facility for our B&T Steel division, which was substantially completed in 2003.

      Expanding through Select Acquisitions. Over the past few years, we have strengthened our Canadian franchise through acquisitions which we have rationalized and integrated with our existing operations. We now have a major presence in all of the Canadian regions. Management believes that maintaining and growing that strong position should be the primary strategic goal of our acquisition policy. We intend to continue to investigate acquisition opportunities that will be immediately accretive to earnings and that will enable us to build on our Canadian service center presence or extend our product offerings in Canada, such as increasing our share in flat rolled products and processing. In our energy and import/export operations, as well as our United States service center operations, we will continue to look for strong product niche players or strong regional operations. No significant acquisitions are currently contemplated.

      Decentralizing Operating Management Combined with Economies of Scale. We continue to manage our businesses on a decentralized basis, with local management accountable for day-to-day operations, profitability and growth of the business, which we believe fosters an entrepreneurial culture across our operations. Our localized operating management allows us to capitalize on name recognition, end user relationships of our businesses, and the local and regional market knowledge of the operations’ staff. In addition, management oversight through centralized purchasing, management information systems and cash management enables us to benefit from economies of scale and lower purchasing costs.

Acier Leroux Acquisition

      On July 3, 2003, we purchased Acier Leroux, a company specialized in the processing and distribution of various steel products from service center locations mainly in Ontario, Quebec and the Maritimes. We acquired Acier Leroux for $197.6 million which we funded with $20.0 million in new equity and borrowings of $177.6 million from our credit facility. For the 12 months ended July 3, 2003, Acier Leroux had revenues of approximately $401 million from its Canadian operations and approximately $70 million from its U.S. operations, which we have discontinued. The Acier Leroux acquisition has been accretive to our net earnings and to cash flow from the first month of the acquisition and has also helped strengthen our market positions in Ontario, Quebec and the Maritimes. When combined with our existing operations, we have been able to significantly reduce Acier Leroux’s working capital and increase cash flows principally as a result of operational synergies, rationalization of duplicate inventory and the sale of redundant assets. In 2003, we incurred restructuring charges of $3.6 million related to the acquisition and expect to incur additional charges in 2004.

The Transactions

      On February 12, 2004, we sold 5,750,000 of our common shares for total net proceeds of approximately $49.2 million pursuant to an agreement with a Canadian investment dealer. We used the net proceeds therefrom to pay down our bank credit facility. On February 20, 2004, we sold the Original Notes for net proceeds of approximately $225.1 million. We have used or will use such proceeds to (i) purchase or redeem all US$115.6 million outstanding aggregate principal amount of our 10% Senior Notes due June 1, 2009, (ii) redeem all $30.0 million outstanding aggregate principal amount of our 8% Debentures due 2006, (iii) redeem all of our outstanding Class II Preferred Shares for an aggregate redemption price of $30.0 million and (iv) pay fees, expenses, premiums and accrued interest and dividends related to the foregoing. We used the remaining proceeds to pay down our bank credit facility. The issuance and sale of our common shares and the Original Notes and the use of proceeds of each offering are collectively referred to herein as the “Transactions.”

      On February 23, 2004, we completed a tender offer for and consent solicitation relating to our outstanding 10% Senior Note, pursuant to which we purchased and cancelled US$95,544,000 aggregate principal amount of such notes. In June 2004, we intend to redeem the notes not acquired in the tender offer pursuant to the optional redemption provisions of such notes.

      Our head office is located at Suite 210 – 1900 Minnesota Court, Mississauga, Ontario, L5N 3C9. Our telephone number is 905-819-7777 and our facsimile number is 905-819-7409.

The Exchange Notes

      As used in this summary of the Exchange Notes, references to “we,” “us,” “our” and similar terms, as well as references to “Russel,” refer to Russel Metals Inc. only, without reference to its subsidiaries, and references to “notes” refers collectively to the Exchange Notes and the Original Notes. For a more complete description of the terms of the notes, see “Description of the Notes.”

Issuer	Russel Metals Inc.

Notes Offered	US$175 million aggregate principal amount of 6 3/8% Senior Notes due 2014.

Maturity	March 1, 2014.

Interest Payment Dates	March 1 and September 1 of each year, commencing September 1, 2004.

Ranking	The notes will be:

• general unsecured obligations of Russel Metals, equal in right of payment to all of Russel Metals’ existing and future unsecured unsubordinated debt;

• effectively subordinated to all of Russel Metals’ existing and future secured debt to the extent of the assets securing such debt;

• senior in right of payment to any of Russel Metals’ future subordinated debt; and

• structurally subordinated to all of the existing and future debt and other liabilities of Russel Metals’ subsidiaries which do not guarantee the notes.

As at December 31, 2003, after giving effect to the Transactions:

• Russel Metals would have had $226.2 million of debt, all of which would have been unsubordinated and $30.8 million of which would have been secured; and

• Russel Metals’ subsidiaries would have had approximately $62 million of debt and other liabilities (excluding intercompany debt).

Guarantees	As of the date of the Indenture, the notes were not, and as of the date hereof, the notes are not guaranteed by any of our subsidiaries. However, under certain circumstances, one or more of our subsidiaries will guarantee the payment of principal, premium, if any, and interest on the notes. See “Description of the Notes — Subsidiary Guarantees.”

Optional Redemption	At any time on or after March 1, 2009, we may redeem some or all of the notes at the redemption prices specified in this prospectus. See “Description of the Notes — Optional Redemption — General.”

At any time and from time to time on or prior to March 1, 2007, we may redeem a portion of the notes with the net cash proceeds of any public equity offerings by us, so long as:

• we pay 106.375% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the date of redemption;

• at least 65% of the aggregate principal amount of all notes issued under the indenture remain outstanding afterwards; and

• the redemption occurs within 75 days of the date of the closing of such a public equity offering.

Tax Redemption	If we become obligated to pay withholding taxes related to payments on the notes as a result of changes affecting Canadian withholding taxes, we may redeem the notes, as a whole but not in part, at 100% of their principal amount plus accrued and unpaid interest to the redemption date. See “Description of the Notes — Optional Redemption — Redemption for Changes in Withholding Taxes.”

Additional Amounts	All payments with respect to the notes will be made without withholding or deduction for Canadian taxes unless required by law or the interpretation or administration thereof, in which case we will pay such withholding or deduction as may be necessary so that the net amount received by the holders after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction. See “Description of the Notes — Certain Covenants — Additional Amounts.”

Change of Control	In the event we experience a change of control, we will be required to make an offer to purchase all of your notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. See “Description of the Notes — Certain Covenants — Change of Control.”

Restrictive Covenants	The Original Notes were, and the Exchange Notes will be, issued under an indenture between us and U.S. Bank National Association, as trustee. The Indenture limits our ability and our restricted subsidiaries’ ability to:

• incur more debt;

• pay dividends and make distributions or repurchase stock;

• make investments;

• enter into restrictions affecting the ability of our restricted subsidiaries to make distributions, loans or advances to us;

• create liens;

• enter into sale and leasebacks;

• sell assets;

• issue and sell capital stock of restricted subsidiaries;

• engage in transactions with affiliates; and

• merge or consolidate or transfer and sell assets.

These covenants are subject to a number of important exceptions and limitations, which are described under the heading “Description of the Notes.”

Exchange Offer; Registration Rights	Pursuant to a registration rights agreement, we agreed to file and cause to become effective a registration statement with respect to an offer to exchange the Original Notes for other notes issued by us that are registered with the SEC and that have substantially identical terms as the Original Notes. This prospectus forms a part of such registration statement.

If we are not able to effect the exchange offer, we will file and cause to become effective a shelf registration statement relating to resales of the Original Notes. We will be obligated to pay additional interest on the Original Notes if we do not complete the exchange offer or fail to file a shelf registration statement within specified time periods. See “Exchange Offer; Registration Rights.”

Withholding Tax	Unless required by law, all our payments with respect to the Exchange Notes will be made without withholding or deduction for any present or future taxes or governmental charges of whatever nature imposed or levied by any tax authority within Canada or any other relevant taxing jurisdiction. We will pay any additional amounts so that the net amounts receivable by the holders after any payment, withholding or deduction in respect of such tax or liability shall equal the respective amounts which would have been receivable in respect of the Exchange Notes in the absence of such payments, withholding or deduction.

Risk Factors

      You should carefully consider all of the information in this prospectus. In particular, you should read the specific risk factors under the section entitled “Risk Factors” for a discussion of certain material risks involved with exchanging your Original Notes and owning the Exchange Notes.

Summary Historical and Pro Forma Consolidated Financial Data

      The summary historical consolidated financial data set forth below for the years ended December 31, 2001, 2002 and 2003 and as at December 31, 2002 and 2003 is derived from our audited consolidated financial statements. The summary pro forma consolidated financial data set forth below for the year ended December 31, 2003 gives effect to the acquisition of Acier Leroux on July 3, 2003 and the consummation of the Transactions, as if they occurred at the beginning of 2003 and have been derived from our historical financial statements for the year ended December 31, 2003 and Acier Leroux’s historical financial statements for the six months ended May 3, 2003. The pro forma adjustments are based upon available information and certain assumptions that we consider reasonable. The pro forma financial data is not necessarily indicative of the results of operations that would have been achieved had the Acier Leroux acquisition and the Transactions been consummated on January 1, 2003 or that will be achieved in the future. We prepare our financial statements, including the pro forma consolidated statement of earnings included herein, in accordance with Canadian GAAP, which does not differ in any material respect from U.S. GAAP, other than with respect to the transitional rules related to the treatment of goodwill impairment in 2002. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to us, see note 16 to our audited consolidated financial statements and note G to our pro forma consolidated statement of earnings included elsewhere in this prospectus. The Acier Leroux historical consolidated financial statements, included elsewhere in this prospectus, have been prepared in accordance with Canadian GAAP, which does not differ in any material respect from U.S. GAAP, other than as described in note 21 to the audited Acier Leroux statements and note 3 to the unaudited interim Acier Leroux statements. You should read our summary historical and pro forma consolidated financial data set forth below in conjunction with our historical consolidated financial statements and our pro forma consolidated statement of earnings and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year ended December 31,

				Pro Forma
	2001	2002	2003	2003

	(in thousands)
Statements of Earnings Data:
Revenues	$1,402,509	$1,403,275	$1,517,090	$1,683,334
Cost of sales and operating expenses	1,351,888	1,332,864	1,456,059	1,622,503
Restructuring costs	2,400	2,749	3,583	3,583
Foreign exchange (gain) loss	1,383	(261)	(348)	(348)
Goodwill impairment	—	—	2,410	2,410
Debt repurchase costs	391	—	—	—
Interest expense-net	23,017	20,324	22,800	23,476
Loss on sale of business	6,000	—	—	—
Acquisition costs	1,688	—	—

Earnings before income taxes	15,742	47,599	32,586	31,710
Provision for income taxes	7,134	18,363	13,299	13,416
Non-controlling interest	—	—	—	(205)

Earnings from continuing operations	$8,608	$29,236	$19,287	$18,499

Other Information:
Cash flow from operating activities	$93,139	$26,521	$152,278	$154,231
EBITDA(1)	$53,422	$83,115	$71,888	$75,041
Adjusted EBITDA(1)	$65,284	$85,603	$77,533	$80,686

	Year ended December 31,

				Pro Forma
	2001	2002	2003	2003

	(in thousands, except ratios)
Depreciation and amortization	$14,663	$15,192	$16,502	$19,855
Adjusted EBITDA to interest expense	2.8x	4.2x	3.4x	3.4x
Total Debt to Adjusted EBITDA	3.3x	2.7x	3.3x	3.2x

	As at December 31,

			2003
	2002	2003	As Adjusted(2)

	(in thousands)
Balance Sheet Data:
Cash	$25,068	$19,008	$19,008
Total assets	695,594	790,619	790,619	(3)
Total debt	233,743	257,495	256,960
Shareholders’ equity	252,440	283,842	303,022	(4)

(1)	EBITDA represents earnings from continuing operations before deduction of amounts for interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before restructuring costs, goodwill impairment, foreign exchange gain (loss), debt repurchase costs, loss on sale of business and acquisition costs. EBITDA and Adjusted EBITDA are not measures of operating performance or liquidity under Canadian GAAP or U.S. GAAP. EBITDA and Adjusted EBITDA, as used in this prospectus, are not necessarily comparable with similarly titled measures of other companies. Management believes that EBITDA and Adjusted EBITDA may be useful for potential purchasers of the notes in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. The items excluded in determining EBITDA and Adjusted EBITDA are significant in assessing our operating results and liquidity. Therefore, EBITDA and Adjusted EBITDA should not be considered in isolation or as an alternative to operating earnings, cash flow from operating activities or other combined income or cash flow data prepared in accordance with Canadian GAAP or U.S. GAAP.

The following table shows how EBITDA and Adjusted EBITDA are calculated from earnings from continuing operations:

	Year ended December 31,

				Pro Forma
	2001	2002	2003	2003

	(in thousands)
Earnings from continuing operations	$8,608	$29,236	$19,287	$18,499
Non-controlling interest	—	—	—	(205)
Income taxes	7,134	18,363	13,299	13,416
Interest expense-net	23,017	20,324	22,800	23,476
Depreciation and amortization	14,663	15,192	16,502	19,855

EBITDA	53,422	83,115	71,888	75,041
Restructuring costs	2,400	2,749	3,583	3,583
Goodwill impairment	—	—	2,410	2,410
Foreign exchange (gain) loss	1,383	(261)	(348)	(348)
Debt repurchase costs	391	—	—	—
Loss on sale of business	6,000	—	—	—
Acquisition costs	1,688	—	—	—

Adjusted EBITDA	$65,284	$85,603	$77,533	$80,686

(2)	As adjusted to reflect the Transactions.

(3)	Not adjusted for the write-off of $2.6 million of deferred financing costs related to the 10% Senior Notes.

(4)	Not adjusted for pre-tax charges of approximately $15.8 million related to the write-off of deferred financing costs, fees, premiums, interest and dividends to be paid in connection with the purchase of the 10% Senior Notes.

RISK FACTORS

      You should carefully consider the following risk factors, as well as the other information contained in this prospectus, before deciding whether to tender your Original Notes. Any of the following risks could materially adversely affect our business, financial condition, results of operations and cash flows. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition, results of operations and cash flows. Certain statements under this caption constitute forward looking statements. See “Forward Looking Statements.”

Risks Related to the Exchange Notes

Our significant indebtedness could adversely affect our financial condition and limit our ability to fulfill our obligations related to the Exchange Notes.

      We currently have a significant amount of indebtedness and significant debt service obligations. The following table sets forth our total indebtedness, total shareholders’ equity, total capitalization and ratio of total indebtedness to total capitalization as at December 31, 2003, after giving effect to the Transactions:

Total indebtedness	$257.0 million
Total shareholders’ equity	303.0 million

Total capitalization	$560.0 million

Ratio of total indebtedness to total capitalization	45.9%

      This high degree of leverage could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the Exchange Notes and other indebtedness;

•	increase our vulnerability to adverse economic and industry conditions;

•	require us to dedicate a substantial portion of cash from operations to the payment of debt service, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

•	limit our ability to obtain financing for working capital, capital expenditures, general corporate purposes or acquisitions;

•	place us at a disadvantage compared to our competitors that have a lower degree of leverage; and

•	limit our flexibility in planning for, or reacting to, changes in our business and in the metal distribution industry.

We may be able to incur additional indebtedness, which could further exacerbate the risks associated with our substantial indebtedness.

      We may be able to incur additional indebtedness in the future. Although the terms governing our bank credit facilities and the indenture governing the Exchange Notes contain restrictions on the incurrence of additional indebtedness, debt incurred in compliance with these restrictions could be substantial. As at December 31, 2003, our bank credit facilities would have permitted additional borrowing of up to $202.1 million. In addition, the indenture does not prevent us from incurring obligations that do not constitute indebtedness. If we incur additional indebtedness or other obligations, the related risks that we face could be magnified.

We may not be able to generate sufficient cash flow to service all of our obligations, including our obligations related to the Exchange Notes.

      Our ability to make payments on and to refinance our indebtedness, including the Exchange Notes, and to fund our operations, working capital and capital expenditures, depends on our ability to generate cash in the future. Our cash flow is subject to general economic, industry, financial, competitive, operating, regulatory and other factors that are beyond our control. Our business may not generate cash flow in an amount sufficient to enable us to repay our indebtedness, including the Exchange Notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the Exchange Notes, on or before maturity. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:

•	our financial condition at the time;

•	restrictions in agreements governing our debt, including the indenture governing the Exchange Notes and the terms governing our credit facility; and

•	other factors, including the condition of the financial markets or the metal distribution industry.

      As a result, we may not be able to refinance any of our indebtedness, including the Exchange Notes, on commercially reasonable terms, or at all. If we do not generate sufficient cash flow from operations, and additional borrowings, refinancings or proceeds of asset sales are not available to us, we may not have sufficient cash to enable us to meet all of our obligations, including payments on the Exchange Notes.

The Exchange Notes will be unsecured and effectively subordinated to our existing and future secured indebtedness.

      The Exchange Notes will be unsecured obligations, ranking effectively junior in right of payment to all our existing and future secured debt, including obligations under our credit facility. As at December 31, 2003, after giving effect to the Transactions, we would have had $30.8 million of secured debt outstanding and $268.2 million available for future borrowings under our bank credit facilities, excluding letters of credit of $37.8 million. In addition, the indenture governing the notes will permit the incurrence of additional debt, some of which may be secured debt.

      In the event that we are declared bankrupt, become insolvent or are liquidated or reorganized, any secured indebtedness will be entitled to be paid in full from our assets securing such indebtedness before any payment may be made with respect to the Exchange Notes. Holders of the Exchange Notes will participate ratably in our remaining assets with all holders of our unsecured indebtedness that is deemed to rank equally with the Exchange Notes, and potentially with all of the other general creditors (including trade creditors), based upon the respective amounts owed to each holder or creditor. In any of the foregoing events, there may be insufficient assets to pay amounts due on the Exchange Notes. As a result, holders of the Exchange Notes may receive less from our assets, ratably, than holders of our secured indebtedness.

The Exchange Notes will be structurally subordinated to the debt and liabilities of our subsidiaries.

      As of the date of the indenture and as of the date hereof, the Original Notes have not been guaranteed by any of our subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries or joint venture interests, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of non-guarantor subsidiaries before any assets are made available for distribution to us. As at December 31, 2003, after giving effect to the Transactions, the Exchange Notes would have been effectively subordinate to approximately $62 million of indebtedness and other liabilities of our subsidiaries. Our subsidiaries generated approximately 25% of our consolidated revenues for the year ended December 31, 2003, and held approximately 25% of our consolidated assets as at December 31, 2003. The indenture governing the Exchange Notes does not prohibit our subsidiaries from incurring indebtedness although under certain circumstances a subsidiary would need to guarantee our obligations under the Exchange Notes to incur indebtedness.

The agreements governing our indebtedness contain significant restrictions that limit our operating and financial flexibility.

      The indenture governing the Exchange Notes and the terms governing our credit facility contain covenants that, among other things, limit our ability to:

•	incur more debt;

•	pay dividends and make distributions or repurchase stock;

•	make investments;

•	enter into restrictions affecting the ability of our restricted subsidiaries to make distributions, loans or advances to us;

•	create liens;

•	enter into sale and leasebacks;

•	sell assets;

•	issue and sell capital stock of restricted subsidiaries;

•	engage in transactions with affiliates; and

•	merge or consolidate or transfer and sell assets.

      In addition, our bank credit facilities contain financial covenants, including the requirement to maintain specified financial ratios. It is possible that we may be unable to meet such ratios. All of the foregoing covenants may limit our ability to execute our business strategy. Moreover, if operating results fall below current levels, we may be unable to comply with these covenants. If that occurs, our lenders could accelerate our indebtedness, in which case, we may not be able to repay all of our indebtedness, and your Exchange Notes may not be repaid fully, if at all.

We may be unable to purchase Exchange Notes in the event of a change of control.

      Upon the occurrence of a change of control, as defined in the indenture, we will be required to make an offer to purchase notes at a price in cash equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. We may not have sufficient funds to make the required offer to purchase at the time of such event. Any future debt that we incur may also contain restrictions on the purchase of the Exchange Notes.

Certain bankruptcy and insolvency laws may impair the trustee’s ability to enforce remedies under the Exchange Notes.

      We are amalgamated under the laws of Canada and a substantial portion of our assets are located in Canada. The rights of the trustee to enforce remedies may be significantly impaired by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to us. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) contain provisions enabling an “insolvent person” to obtain a stay of proceedings against its creditors and others and to prepare and file a proposal for consideration by all or some of its creditors to be voted on by the various classes of its creditors. Such a restructuring proposal, if accepted by the requisite majorities of creditors and approved by the court, may be binding on persons, such as holders of the Exchange Notes, who may not otherwise be willing to accept it. Moreover, this legislation permits, in certain circumstances, an insolvent debtor to retain possession and administration of its property, even though it may be in default under the applicable debt instrument.

      The powers of the court under the Bankruptcy and Insolvency Act (Canada) and particularly under the Companies’ Creditors Arrangement Act (Canada) have been exercised broadly to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, if we were to seek protection under such Canadian bankruptcy legislation following commencement of, or during, such a proceeding, payments under the notes and any subsidiary guarantee may be discontinued, the trustee may be unable to exercise its rights under the indenture and holders of the Exchange Notes may not be compensated for any delays in payments, if any, of principal and interest.

      Under bankruptcy laws in the United States, courts typically have jurisdiction over a debtor’s property, wherever located, including property situated in other countries. We cannot assure you, however, that courts outside of the United States would recognize the U.S. bankruptcy court’s jurisdiction. Accordingly, difficulties may arise in administering a U.S. bankruptcy case involving a Canadian debtor like us with property located outside of the United States, and any orders or judgments of a bankruptcy court in the United States may not be enforceable in Canada against us.

Your ability to enforce civil liabilities in Canada under U.S. securities laws may be limited.

      We are amalgamated under the laws of Canada and a substantial portion of our assets are located in Canada. Most of our directors and officers reside in Canada and most of their assets are located in Canada. It may not be possible, therefore, for you to effect service of process within the United States upon us or our directors and officers. There is uncertainty as to the enforceability (1) in an original action in Canadian courts of liabilities predicated solely upon United States federal securities laws and (2) of judgments of United States courts obtained in actions predicated upon the civil liability provisions of United States federal securities laws in Canadian courts. Therefore, you may not be able to secure judgment against us or our directors and officers in a Canadian court or, if successful in securing a judgment against us or them in a U.S. court, you may not be able to enforce such judgment in Canada.

There is currently no active trading market for the Exchange Notes. If an active trading market does not develop for such notes, your ability to resell them will be limited.

      The Exchange Notes are being offered to holders of the Original Notes. No active trading market currently exists for the Exchange Notes. We do not intend to apply for listing of the Exchange Notes on any securities exchange. As a result, an active trading market may not develop. If an active trading market does not develop for such notes, it could have an adverse effect on the market price of, and your ability to sell, such notes.

      In addition, the liquidity of any trading market in the Exchange Notes, and the market price quoted for the Exchange Notes, may be adversely affected by changes in:

•	the overall market for non-investment grade debt securities;

•	our financial performance or prospects; or

•	the prospects for companies in the metals distribution industry generally.

      Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Exchange Notes. The market for the Exchange Notes, if any, may be subject to similar disruptions.

If you do not properly tender your Original Notes for Exchange Notes, you will not receive Exchange Notes and your ability to transfer the Original Notes will be limited.

      We issued the Original Notes pursuant to exemptions from the registration requirements of the Securities Act and applicable state securities laws. We will only issue Exchange Notes for Original Notes that are timely received by the exchange agent together with all required documents, including a completed and duly signed letter of transmittal. Neither we nor the Exchange Agent is required to tell you of any defect or irregularity with respect to your tender of Original Notes. If you do not tender your

Original Notes or if we do not accept such notes because you did not tender them properly pursuant to this exchange offer, your ability to transfer your Original Notes will remain restricted and will continue to be limited by the following transfer restrictions:

•	the Original Notes shall bear a legend on their face restricting transfer in the absence of registration or an exemption therefrom;

•	the Original Notes may not be offered or sold, unless they are registered under the Securities Act and applicable state securities laws or they are offered or sold pursuant to an exemption therefrom; and

•	if a holder desires to sell or otherwise dispose of all or a part of its Original Notes under an exemption from registration under the Securities Act, if requested by us, it must deliver to us an opinion of counsel experienced in Securities Act matters, reasonably satisfactory in form and substance to us, that such an exemption is available.

If you tender your Original Notes with the purpose of participating in a distribution of Exchange Notes, your ability to transfer such notes will be limited.

      We issued the Original Notes pursuant to exemptions from the registration requirement of the Securities Act. If you tender your Original Notes in this exchange offer, for the purpose of participating in a distribution of Exchange Notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. This will have a negative effect on your ability to sell such notes.

We have not obtained the consent of Arthur Andersen to the use of its audit report in respect of the financial statements of Acier Leroux inc. for the year ended November 3, 2001.

      The prospectus includes financial statements of the Acier Leroux inc. for the year ended November 3, 2001 that were audited and reported on by Arthur Andersen. We have not obtained the consent of Arthur Andersen to the use of its audit report in respect of these financial statements. Arthur Andersen’s consent was not obtained because, on June 3, 2002, Arthur Andersen ceased to practise public accounting. Because Arthur Andersen has not provided this consent, purchasers of Notes pursuant to the prospectus will not have the statutory right of action for damages against Arthur Andersen as prescribed by applicable Canadian securities legislation with respect to these financial statements. In addition, Arthur Andersen may not have sufficient assets available to satisfy any judgments against it.

Risks Related to Our Business and the Metals Distribution Industry

Volatile metal prices can cause significant fluctuations in our operating results.

      The price we pay for, and availability of, steel and various specialty metals (such as aluminum), and the prices we can charge for such products, fluctuate due to numerous factors beyond our control, including Canadian, American and international economic conditions, currency exchange rates, global demand for steel and other metal products, including demand in high-growth markets such as China, trade sanctions, tariffs, labor costs, competition and over capacity of steel producers, including price surcharges. Substantially all of our revenues are derived from the sale of steel and specialty metals. As a result, fluctuations in availability and cost of steel and specialty metals and the prices we can charge for our products may materially adversely affect our business, financial condition, results of operations and cash flows. We have no material long-term, fixed-price purchase contracts. Our commitments for metal purchases are generally at prevailing market prices in effect at the time that we place our orders. During periods of rising raw materials pricing, we may be unable to pass such increases, which may include surcharges by our suppliers, on to end users. To the extent we are not able to pass on to our customers any increases, our business, financial condition, results of operations and cash flows will be materially adversely affected. When metal prices decline, end user demands for lower prices and competitors’ responses to those demands could result in lower sale prices and, consequently, lower margins as we use existing inventory.

Our business may be affected by the cyclicality of the metals industry and the industries that purchase our products.

      We operate businesses that are substantially affected by changes in economic cycles and whose revenues and earnings vary with the level of general economic activity in the markets they serve. Periods of economic slowdown or recession in the United States or other countries, or the perception that one may occur, could decrease the demand for our products, affect the availability and cost of our products and adversely affect our net sales, operating margin and net earnings.

      Some of our customers operate in industries that experience significant fluctuations in demand based on economic conditions, oil and gas prices and other factors, including exchange rate fluctuations, that are beyond our control. Many of our customers generate a significant portion of their revenues through exporting goods to the United States. Thus, a strengthening in the Canadian dollar relative to the U.S. dollar can adversely affect the competitiveness of these customers. In 2003, the Canadian dollar rose approximately 22.2% relative to the U.S. dollar. If the ability of our customers to export their products to the United States is reduced, the demand for our products could decline, which could have a material adverse effect on our business, financial conditions, results of operations and cash flows.

Significant competition could reduce our market share and harm our financial performance.

      We face significant competition in our service center and energy sector distribution operations. In Canada, our primary competitors are other service centers and energy sector distributors which are regional and local in geographic coverage. In the United States, we compete with other service centers and energy sector distributors which are national, regional and local in geographic coverage. We also compete with steel producers which are larger than we are, that typically sell to very large end users requiring regular shipments of large volumes of metals. Competition is based on price, product availability and quality, processing capability and on-time delivery. Some of our competitors may have lower steel costs and fewer environmental and government regulations, as well as lower public company regulatory compliance obligations and related costs, than we do. In addition, some of our competitors may be less leveraged than we are and therefore may have greater financial resources and flexibility than we have. Increased competition could reduce our profitability by forcing us to lower our prices or to offer increased services at a higher cost to us.

      Our steel import/ export operations compete with other international steel importers and exporters as well as international steel producers in the destination market. Competition is principally based on price, product quality and availability, and terms of shipment (including freight costs, which vary and can be as much as 15% of the landed cost of a product). The imposition of trade sanctions by governments on the import of steel products into such government’s jurisdiction may place us at a competitive disadvantage as compared to domestic steel producers in such jurisdiction.

An interruption in sources of metals supply could have a material adverse effect on our results of operations.

      We purchase our principal inventory, including carbon steel, stainless steel, alloy steel, aluminum and a variety of other metals on a frequent basis from a number of producers, primarily in North America to keep our inventory levels to a minimum. We have no long-term contracts to purchase metal. If, in the future, we are unable to obtain sufficient amounts of steel and other metal products at competitive prices or on a timely basis from our traditional suppliers, we may not be able to obtain such products from alternative sources at competitive prices to meet our delivery schedules, which could materially adversely affect our business, financial condition, results of operations and cash flows. Production time and the cost of our products could increase if we were to lose one of our primary suppliers. Any interruption or reduction in the supply of any of these products may make it difficult or impossible to satisfy customers’ just-in-time delivery requirements, which could materially adversely affect our business, financial condition, results of operations and cash flows.

Our recent and any future acquisitions could be difficult to integrate and could adversely affect our operating results.

      A substantial part of our growth in profitability has come from acquisitions. For example, in July 2003, we acquired Acier Leroux. In September 2002, we acquired the operating assets of Williams Steel, a service center in Wisconsin, and in October 2001, we purchased A.J. Forsyth, a Canadian service center operation located in British Columbia.

      As part of our strategy, we expect to continue to pursue complementary acquisitions and investments. Acquisitions may involve debt incurrence, operating losses, dilutive issuances of equity securities and significant cash expenditures that could have a material adverse effect on our business, financial condition, results of operations and cash flows. For example, we had to write-down $2.4 million of goodwill in connection with our acquisition of Williams Steel in September of 2002.

      Our recent and any future acquisitions involve a number of risks, including:

•	our inability to integrate the acquired business;

•	diversion of management attention;

•	impairment of goodwill adversely affecting our reported net income;

•	our inability to retain the management or other key employees of the acquired business;

•	our inability to establish uniform standards, controls, procedures and policies;

•	our inability to retain customers of our acquired companies;

•	exposure to legal claims for activities of the acquired business prior to the acquisition;

•	damage to our reputation as a result of performance or customer satisfaction problems relating to an acquired business; and

•	the performance of any acquired business could be lower than we anticipated.

If we fail to renegotiate any of our collective agreements or if we or our principal customers or suppliers experience work stoppages, our financial condition may be harmed.

      As of March 31, 2004, we had 37 collective bargaining agreements covering approximately 1,060 employees belonging to a variety of unions at 40 of our locations, three of which have expired and are currently being negotiated. Through to the end of 2004, there are 14 other collective bargaining agreements covering approximately 320 employees will expire. If we fail to renegotiate these contracts, we may face work stoppages. Even if we do renegotiate these contracts, any renewal of collective bargaining agreements could result in higher wages or benefits to union members. We cannot assure you that there will not be any labor disruptions, or higher ongoing labor costs, either of which could materially adversely affect our business, financial condition, results of operations and cash flows. In addition, many of our customers and suppliers have unionized work forces. If one or more of our customers or suppliers experience a material work stoppage or slow down, it could materially adversely affect our business, financial condition, results of operations and cash flows.

Environmental liabilities could have a material adverse effect on our results of operations and financial position.

      We are subject to a variety of federal, provincial, territorial, state and local environmental laws and regulations in Canada and the United States. Such laws and regulations relate to, among other things, the discharge of contaminants into water and air and into and onto land, the disposal of waste, the handling, storage and transportation of hazardous materials, and the storage of materials in underground tanks. In particular, our divested non-metal operations included chrome plating facilities and the transportation and storage of petroleum products and hazardous materials. We could be responsible for clean up of, or damages from, releases of hazardous materials on or emanating from the properties where these operations were conducted. We are required by environmental laws and regulations to conduct our operations in compliance with permits issued by governmental authorities. The failure to have such permits or to comply with their terms could result in fines or penalties.

      In Canada, there are federal environmental statutes such as the Canadian Environmental Protection Act, 1999, the Fisheries Act, and the Transportation of Dangerous Goods Act, 1992, which apply to us. In addition, each Canadian province and territory and most municipalities in which we operate also enact and enforce their own environmental laws. In the United States, the primary federal regulatory laws to which we are subject include the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and the Clean Water Act. We are also subject to environmental regulation at the state and local levels in the United States.

      There are currently remediation and/or investigation activities at several former facilities where soil and/or groundwater contamination is present. Financial costs with respect to those activities cannot be predicted at this time. See “Business — Environmental Regulation” for more details about our environmental proceedings. In addition, some of our current properties are located in industrial areas with histories of heavy industrial use, which may require us to incur expenditures and to become subject to environmental liabilities for contamination that arises from our current or former operations or from causes other than our operations. Such environmental costs could materially adversely affect our business, financial condition, results of operations and cash flows. We do not carry environmental insurance coverage to offset the effects of such potential losses. We may be required as a matter of law to satisfy, with respect to the government or third parties, the environmental liabilities related to divested businesses should the acquirers of our divested businesses fail to fulfill any environmental obligations for events prior to divestiture. Because of the potential existence of currently unknown environmental issues and frequent changes to environmental laws and regulations and the interpretation and enforcement of these laws and regulations, there can be no assurance that compliance with environmental laws, or remediation obligations under such laws, will not have a material adverse effect on us in the future.

Changes in government regulations could have an adverse effect on our business.

      Our operations are subject to laws and regulations relating to workplace safety and worker health and related regulations, which, among other requirements, establish noise, dust and safety standards. While we believe that we are in material compliance with currently applicable laws and regulations, future events such as any changes in laws and regulations, may give rise to additional expenditures or liabilities. We cannot assure you that compliance with such government regulations will not materially adversely affect our business, financial condition, results of operations and cash flows.

We are exposed to currency exchange risk which could have a material adverse effect on our operating results.

      Although our financial results are reported in Canadian dollars, a portion of our sales and operating costs are denominated in U.S. dollars. In addition, we are exposed to currency exchange risk on our debt, including the notes and interest thereon, and assets denominated in U.S. dollars. Since we present our financial statements in Canadian dollars, any change in the value of the Canadian dollar relative to the U.S. dollar during a given financial reporting period would result in a foreign currency loss or gain on the translation of our U.S. dollar denominated debt and assets into Canadian dollars. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. While it is not our normal practice to enter into significant hedging arrangements, we may use futures and forward contracts to partially hedge against short-term fluctuations in currency; however, such activities provide only short-term protection against a limited portion of our currency exposure. We may, from time to time, hedge a portion of our net exchange rate exposure under the U.S. dollar denominated debt with respect to either or both of principal and interest by way of one or more swap transactions to Canadian dollars, to the extent our management considers it reasonable to do so having regard to the then prevailing levels of our net assets located in the United States and our U.S. dollar revenues, and to the extent available on reasonable terms; however, such activities provide only short-term protection and there can be no assurance that they will be effective in insulating us against exchange rate fluctuations.

The failure of our key computer-based systems could have a material adverse effect on our business.

      We depend to a significant degree on our computer based-systems in the operation of our business, particularly in our inventory management. The destruction or the failure of any such computer-based systems for any significant period of time would materially adversely affect our business, financial condition, results of operations and cash flows.

The loss of key individuals could adversely affect our ability to implement our business strategy.

      Our success is dependent in large part on the management and leadership skills of our senior management team, including Edward M. Siegel, Jr., our President and Chief Executive Officer; and Brian R. Hedges, our Chief Financial Officer. If we lose either of these individuals or fail to attract and retain equally qualified personnel, we may not be able to implement our business strategy.

      In addition, because of our decentralized operating structure, the loss of any senior managers or key employees at regional centers could materially adversely affect our business, financial condition, results of operations and cash flows. We cannot assure you that we will be able to attract and retain equally qualified personnel when needed.

FORWARD LOOKING STATEMENTS

      This prospectus contains forward looking statements, that are not based on historical facts, but rather on our current expectations and projections about future events, including:

•	future demand, production volumes, efficiencies and operating costs;

•	global factors including credit availability and interest rate changes;

•	increases or decreases in metals pricing and in the pricing of our products;

•	our business strategies, the measures to implement those strategies and the benefits to be derived therefrom;

•	increased competitive pressures among metal service centers, industry consolidation or changes in distribution and service capacity or utilization;

•	the outlook for and other future developments in our affairs or in the industries in which we participate; and

•	the affect on us of new accounting releases.

      These forward looking statements generally can be identified by the use of statements that include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “likely,” “will,” “predicts,” “estimates,” “forecasts” or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward looking statements. These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including the following, which are discussed in greater detail under the heading “Risk Factors”:

•	volatile metal prices;

•	the cyclicality of the metals industry and the industries that purchase our products;

•	significant competition among metal service centers and other metal suppliers;

•	an interruption in sources of metals supply;

•	our ability to successfully integrate our acquisitions;

•	the effect of labor disruptions;

•	the impact of environmental liabilities;

•	changes in government regulations;

•	currency exchange risk;

•	the failure of our key computer-based systems; and

•	the loss of any key individuals.

      Any written or oral forward looking statements made by us or on our behalf are subject to these factors. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance or achievements may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward looking statements. Other unknown or unpredictable factors could also harm our future results. Given these uncertainties, you are cautioned not to place undue reliance on such forward looking statements. The forward looking statements included in this prospectus are made only as at the date of this prospectus. We do not intend, and do not assume any obligation, to update these forward looking statements, except as required by law.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

      When we sold the Original Notes in February 2004, we entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which we agreed to file a registration statement to register Exchange Notes exchanged for the Original Notes. We also agreed to use commercially reasonable efforts to cause the registration statement to become effective with the SEC, and to conduct an exchange offer after the SEC declares the registration statement effective.

      The Registration Rights Agreement provides that we will: (i) file the registration statement by May 20, 2004; (ii) use commercially reasonable efforts to have the registration statement declared effective by August 18, 2004; and (iii) complete the exchange offer within 45 days after the registration statement is declared effective. A copy of the Registration Rights Agreement is filed as an exhibit to the registration statement of which this prospectus is a part.

      The Exchange Notes will evidence the same indebtedness as the Original Notes. The terms of the Exchange Notes will be identical in all material respects to the terms of the Original Notes except that the Exchange Notes will have been registered under the Securities Act and will be issued free from any provision for an increase in the interest rate on the Original Notes upon a failure to file or have declared effective an exchange offer registration statement or to consummate the exchange offer by certain dates and the Exchange Notes will not bear legends restricting their transfer in the United States.

      The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of Original Notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of the jurisdiction.

Resale of Exchange Notes

      Based on the position of the staff of the SEC in no-action letters issued to third parties, we believe that Exchange Notes issued in connection with the exchange offer may be offered for resale, resold and otherwise transferred by any holder of such notes without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of Section 10 of the Securities Act provided that:

•	the holder is not a broker dealer or our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	the Exchange Notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in a distribution of the Exchange Notes.

      Any holder who exchanges Original Notes in the exchange offer with the intention of participating in any manner in a distribution of the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with secondary resale transactions.

      This prospectus may be used for an offer to resell, resale or other retransfer of Exchange Notes. With regard to broker-dealers, only broker-dealers that acquired the Original Notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, where the Original Notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. Please read the section entitled “Plan of Distribution” for more details regarding the transfer of Exchange Notes.

Terms of the Exchange Offer

      Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange Original Notes which are properly tendered on or prior to the Expiration Date and not withdrawn as permitted below. As used herein, the term “Expiration Date” means 5:00 p.m., New York City time, on May 17, 2004, provided, however, that if we, in our sole discretion, have extended the period of time for which the Exchange Offer is open, the term “Expiration Date” means the latest time and date to which the Exchange Offer is extended.

      The Exchange Notes will evidence the same debt as the Original Notes. The Exchange Notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the Original Notes. Consequently, the Original Notes and the Exchange Notes will be treated as a single series of debt securities under the indenture. For a description of the indenture, see the section entitled “Description of Notes”.

      The exchange offer is not conditioned upon any minimum aggregate principal amount of Original Notes being tendered for exchange.

      As of the date of this prospectus, US$175,000,000 principal amount of Original Notes are outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about April 15, 2004, to all holders of Original Notes known to us. Our obligation to accept Original Notes for exchange pursuant to the exchange offer is subject to certain conditions as set forth below under “— Conditions to the Exchange Offer.”

      Original Notes tendered in the exchange offer must be in denominations of principal amount of US$1,000 and any integral multiple thereof.

      We expressly reserve the right, at any time or from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for exchange of any Original Notes, by giving oral or written notice of such extension to the holders thereof as described below. During any such extension, all Original Notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any Original Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the exchange offer and such notes will be entitled to the rights and benefits their holders have under the indenture relating to the Original Notes and the Exchange Notes.

      We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any Original Notes not therefore accepted for exchange, upon the occurrence of any of the events specified below under “— Conditions to the Exchange Offer.” We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the Original Notes as promptly as practicable, such notice in the case of any extension to be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

Conditions to the Exchange Offer

      The Exchange Offer shall be subject to the following conditions: (1) neither the exchange offer, nor the making of any exchange by a Holder, violates applicable law or any applicable interpretation of the staff of the SEC, (2) no action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer, (3) no stop order shall be threatened or in effect with respect to the registration statement of which this prospectus forms a part, (4) there shall not have been adopted or enacted any law, statute, rule or regulation which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer, (5) there shall not have been declared by U.S. federal, New York state or Canadian federal authorities a banking moratorium which in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer, (6) trading generally in the United States or Canadian over-the-counter market shall not have been suspended by order of the Commission, any securities commission or securities regulatory authority in Canada or any other governmental authority, which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer, (7) each holder of

Original Notes (other than participating broker-dealers) who wishes to exchange such Original Notes for Exchange Notes in the exchange offer shall have made the representations described herein under “— Purpose and Effect of the Exchange Offer” and “— Procedures for Tendering Original Notes” and shall have made such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to render the use of Form F-10 or another appropriate form under the Securities Act available, and (8) the Trustee under the indenture governing the Original Notes shall not have taken any action, which in our reasonable judgment, could adversely affect the exchange offer; provided, however, that none of the foregoing conditions shall relieve us of our obligations under the Registration Rights Agreement or effect any increase in the interest rate borne by the Original Notes pursuant to the Registration Rights Agreement.

      The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such rights and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Procedures for Tendering Original Notes

      The tender to us of Original Notes by a holder thereof as set forth below and the acceptance thereof by us will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal. Except as set forth below, a holder who wishes to tender Original Notes for exchange pursuant to the Exchange offer must properly complete and duly execute a letter of transmittal, including all other documents required by such letter of transmittal, have the signature on the letter of transmittal guaranteed, if so required, and transmit such letter to U.S. Bank National Association, as exchange agent (the “Exchange Agent”) at the address set forth below under “— Exchange Agent” on or prior to the Expiration Date or, in lieu of a letter of transmittal, such holder may transmit an Agent’s Message, as defined below, in accordance with The Depository Trust Company’s (“DTC”) Automated Tender Offer Program (“ATOP”) procedures describe below, on or prior to the Expiration Date. In addition, either (1) certificates for such Original Notes must be received by the Exchange Agent along with the letter of transmittal, or (2) a timely confirmation of a book-entry transfer (a “Book-Entry Confirmation”) of such Original Notes, if such procedure is available, into the Exchange Agent’s account at DTC pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date, or (3) the holder must comply with the guaranteed delivery procedures described below. THE METHOD OF DELIVERY OF ORIGINAL NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR ORIGINAL NOTES SHOULD BE SENT TO US.

      If holders’ Original Notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and such holder wishes to tender their Original Notes in the exchange offer, then Holders should contact the registered holder promptly and instruct the registered holder to tender on their behalf. If holders wish to tender on their own behalf, they must, before completing and executing the letter of transmittal and delivering the Original Notes, either make appropriate arrangements to register ownership of the Original Notes in their name or obtain a properly completed bond power from the registered holder.

      Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Original Notes surrendered for exchange pursuant thereto are tendered (1) by a registered holder of the Original Notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or (2) for the account of an Eligible Institution (as defined herein). In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees may be by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States or which is otherwise an “eligible guarantor institution” within the meaning of Rule 17 Ad-15 under the U.S. Securities Exchange Act of 1934, as amended (collectively, “Eligible Institutions”). If Original Notes are registered in the name of a person other than a signer of the letter of transmittal, the Original Notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by, the registered holder with the signature thereon guaranteed by an Eligible Institution.

      The Exchange Agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use ATOP to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the Original Notes to the Exchange Agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the Exchange Agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in ATOP that is tendering Original Notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent’s message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	the agreement may be enforced against the participant.

      All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Original Notes tendered for exchange will be determined by us in our sole discretion, which determination shall be final and binding. We reserve the absolute right to reject any and all tenders of any particular Original Notes not properly tendered or to not accept any particular Original Notes which acceptance might, in our judgement or that of our counsel, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular Original Notes either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Original Notes in the exchange offer). The interpretation of the terms and conditions of the exchange offer as to any particular Original Notes either before or after the Expiration Date (including the letter of transmittal and the instructions thereto) by us shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Original Notes for exchange must be cured within such reasonable period of time as we shall determine. Neither we, the Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Original Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

      If the letter of transmittal is signed by a person or persons other than the registered holder or holders of Original Notes, such Original Notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the Original Notes.

      If the letter of transmittal or any Original Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by us, proper evidence satisfactory to us of the authority to so act must be submitted.

      By tendering, each holder will represent to us that, among other things, the Exchange Notes acquired pursuant to the Exchange offer are being obtained in the ordinary course of business of the person receiving such Exchange Notes, whether or not such person is the holder, and that neither the holder nor such other person has any arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In the case of a holder that is not a broker-dealer, each such holder, by tendering, will also represent to us that such holder is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes. If any holder or any such other person is an “affiliate,” as defined under Rule 405 of the Securities Act, of ours, or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of such Exchange Notes to be acquired pursuant to the exchange offer, such holder or any such other person (i) may not rely on the applicable interpretations of the staff of the SEC and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See “Plan of Distribution.” The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Acceptance of Original Notes for Exchange; Delivery of Exchange Notes

      Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the Expiration Date, all Original Notes properly tendered and will issue the Exchange Notes promptly, after acceptance of the Original Notes. See “— Conditions to the Exchange Offer.”

      For purposes of the Exchange offer, we shall be deemed to have accepted properly tendered Original Notes for exchange when, as and if we have given oral or written notice thereof to the Exchange Agent, with written confirmation of any oral notice to be given promptly thereafter.

      For each Original Note accepted for exchange, the holder of such Original Note will receive an Exchange Note having a principal amount equal to that of the surrendered outstanding note and evidencing the same indebtedness. Interest on the Exchange Notes will accrue from the last interest payment date on which interest was paid on the Original Notes surrendered in exchange therefor or, if no interest has been paid on the Original Notes from the date of original issue of the Original Notes. Holders of Original Notes whose Original Notes are accepted for exchange will not receive any payment in respect of accrued interest on such Original Notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the Exchange offer. In certain circumstances the rate per annum at which the Original Notes bear interest will be increased temporarily. See “Exchange Offer; Registration Rights.”

      In all cases, issuance of Exchange Notes for Original Notes that are accepted for exchange pursuant to the Exchange offer, will be made only after timely receipt by the Exchange Agent of certificates for such Original Notes or a timely Book-Entry Confirmation of such Original Notes into the Exchange Agent’s account at DTC, a properly completed and duly executed letter of transmittal or Agent’s Message in lieu thereof, and all other required documents. If any tendered Original Notes are not accepted for any reason set forth in the terms and conditions of the Exchange offer or if Original Notes are submitted for a greater principal amount that the holder desired to exchange, such unaccepted or non-exchanged Original Notes will be returned without expense to the tendering holder thereof (or, in the case of Original Notes tendered by book-entry transfer into the Exchange Agent’s account at DTC pursuant to the book-entry procedures described below, such non-exchanged Original Notes will be credited to an account maintained with DTC) as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfer

      The Exchange Agent will make a request to establish an account with respect to the Original Notes at DTC for purposes of the Exchange offer promptly after the date of this prospectus, and any financial institution that is a participant in DTC systems may make book-entry delivery of Original Notes by causing DTC to transfer such Original Notes into the Exchange Agent’s account at DTC in accordance with DTC’s ATOP procedures for transfer.

Guaranteed Delivery Procedures

      If a registered holder of the Original Notes desires to tender such Original Notes and the Original Notes are not immediately available, or time will not permit such holder’s Original Notes, letter of transmittal or other required documents to reach the Exchange Agent before the Expiration Date, or the procedures under ATOP cannot be completed before the Expiration Date, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) prior to the Expiration Date, the Exchange Agent received from such Eligible Institution a properly completed and duly executed letter of transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by us (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of Original Notes and the amount of Original Notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange (“NYSE”) trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered Original Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the Eligible Institution with the Exchange Agent and (iii) the certificates for all physically tendered Original Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the letter of transmittal, are received by the Exchange Agent within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

Withdrawal Rights

      Tenders of Original Notes may be withdrawn at any time prior to the Expiration Date.

      For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at one of the addresses set forth below under “— Exchange Agent” or holders must comply with the appropriate procedures of ATOP for such withdrawal.

      Any such notice of withdrawal must: (i) specify the name of the persons having tendered the Original Notes to be withdrawn, (ii) identify the Original Notes to be withdrawn (including the principal amount of such Original Notes), and (iii) where certificates for Original Notes have been transmitted, specify the name in which such Original Notes are registered, if different from that of the withdrawing holder.

      If certificates for Original Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such holder is an Eligible Institution. If Original Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Original Notes and otherwise comply with the procedures of such facility.

      All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by us, and shall be final and binding on all parties. Any Original Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any Original Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of Original Notes tendered by book-entry transfer into the Exchange Agent’s account at DTC pursuant to the book-entry transfer procedures described above, such Original Notes will be credited to an account maintained with DTC for the Original Notes) as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Original Notes may be retendered by following one of the procedures described under “— Procedures for Tendering Original Notes” above at any time on or prior to the Expiration Date.

      A holder may obtain a form of the notice of withdrawal from the exchange agent at its offices listed under the subsection entitled “— Exchange Agent”.

Exchange Agent

      U.S. Bank National Association has been appointed as the Exchange Agent for the exchange offer. All executed letters of transmittal should be directed to the Exchange Agent at the address set forth in the letter of transmittal. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the Exchange Agent addressed as follows:

By Mail, Hand or Overnight Delivery:

U.S. Bank National Association
Attention: Specialized Finance Group
60 Livingston Avenue
EP-MN-WS 2N
St. Paul, MN 55107
Facsimile: (651) 495-8158
Confirm by Telephone: (800) 934-6802

      DELIVERY TO AN ADDRESS OTHER THAN THE DEPOSITORY TRUST COMPANY OR AS SET FORTH IN THE LETTER OF TRANSMITTAL OR TRANSMISSION OR INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

Fees and Expenses

      We will not make any payment to brokers, dealers, or others soliciting acceptances of the Exchange offer.

      The cash expenses to be incurred in connection with the Exchange offer, including the fees and expenses of the Exchange Agent, accounting and certain legal fees, will be paid by us.

Transfer Taxes

      We will pay all transfer taxes, if any, applicable to the exchange of Original Notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	Certificates representing Original Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of Original Notes tendered;

•	Exchange Notes are to be delivered to, or issued in the name of, any person other than the registered holder of the Original Notes;

•	tendered Original Notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of Original Notes under the exchange offer.

      If satisfactory evidence of payment of transfer taxes is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed to the tendering holder.

Consequences of Failure to Exchange Original Notes

      Holders of Original Notes who do not exchange their Original Notes pursuant to the exchange offer will continue to be subject to the provisions in the Indenture regarding transfer and exchange of the Original Notes and the restrictions on transfer of such Original Notes as set forth in the legend thereon as a consequence of the issuance of the Original Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Original Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register any Original Notes under the Securities Act.

Accounting Treatment

      We will record the Exchange Notes in our accounting records at the same carrying value as the Original Notes, which is the aggregate principal amount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer. We will record the expenses of the exchange offer as deferred financing costs, which will be amortized over the term of the Exchange Notes.

Other

      Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. We urge you to consult your financial and tax advisors in making your own decision on what action to take.

      We may in the future seek to acquire Original Notes in open-market or privately negotiated transactions, through subsequent exchange offers or otherwise. However, we have no present plans to acquire any Original Notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered Original Notes.

EARNINGS COVERAGE

      The following consolidated earnings coverage ratio has been calculated for the twelve-month period ended December 31, 2003 and sets out our interest requirements after giving effect to the issue of the Notes net of our issue costs and the repayment, redemption or other retirement of long-term financial obligations since such date.

Twelve Months ended
December 31, 2003

Interest Coverage	Pro Forma(1)

(In thousands of dollars)
Interest expense	$ 23,476
Earnings before interest expense and income taxes	$ 50,987
Earnings coverage	2.2 times

(1)	Based on our unaudited pro forma financial information for the 12 months ended December 31, 2003 included elsewhere in this prospectus. The pro forma consolidated statement of earnings has been adjusted to give effect to the Transactions as if they occurred at the beginning of the relevant period.

USE OF PROCEEDS

      We will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby, the terms of which are identical in all material respects to those of the Original Notes. The Original Notes surrendered in exchange for the Exchange Notes will be cancelled and cannot be reissued. The issuance of the Exchange Notes will not result in any change in our aggregate indebtedness.

      On February 20, 2004, we closed the offering of the Original Notes. The net proceeds of such offering, after deducting the initial purchasers’ commissions and our expenses, was approximately US$170.7 million ($225.1 million based on the noon buying rate on February 12, 2004). We have or will use the net proceeds to (i) purchase or redeem the US$115.6 million outstanding aggregate principal amount of our 10% Senior Notes due June 1, 2009, assuming all of the 10% Senior Notes are repurchased, (ii) redeem all $30.0 million outstanding aggregate principal amount of our 8% Debentures due 2006, (iii) redeem all of our outstanding Class II Preferred Shares for an aggregate of $30.0 million and (iv) pay fees, expenses, premiums and accrued interest and dividends related to the foregoing. We will use any remaining proceeds to pay down our bank credit facility, which bears interest at a floating rate based on the Prime Rate plus 1.25%.

CAPITALIZATION

      The following table sets forth our cash and our capitalization as at December 31, 2003. Our cash and capitalization are presented (1) on an actual basis and (2) as adjusted to reflect the Transactions as if they had occurred on December 31, 2003. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of other Indebtedness” and the financial statements and related notes appearing elsewhere in this prospectus.

	As at December 31,
	2003

	Actual	As adjusted

	(in millions)
Cash	$19.0	$19.0

Short-term debt(1)(2)	$78.1	$30.8

Long-term debt:
8% Subordinated Debentures due 2006	30.0	—
10% Senior Notes due 2009(2)	149.4	—
6 3/8% Senior Notes due 2014 offered hereby(2)	—	226.2

Total long-term debt	179.4	226.2

Total debt	257.5	257.0

Preferred shares	30.0	—
Shareholders’ equity	253.8	303.0

Total shareholders’ equity(3)	283.8	303.0

Total capitalization	$541.3	$560.0

(1)	Short-term debt consists of our credit facilities. Our bank credit facilities provide for maximum borrowings of $253.8 million, including letters of credit, subject to a borrowing base calculated in relation to our accounts receivable and inventory. Our obligations under this credit facility are secured by a pledge of accounts receivable and inventory. As at December 31, 2003, we were entitled to borrow $253.8 million including letters of credit. As at December 31, 2003, we had $79.0 million of borrowings and, $25.7 million in letters of credit outstanding under this facility. In addition, certain of our U.S. subsidiaries have their own one year revolving bank credit facilities, secured by their accounts receivable and inventory. As at December 31, 2003, these subsidiaries were entitled to borrow US$35.0 million, including letters of credit. As at December 31, 2003, these subsidiaries had no borrowings, and had US$9.4 million of letters of credit outstanding.

(2)	Based on an exchange rate of US$0.7738 = $1.00 as at December 31, 2003.

(3)	As adjusted does not reflect pre-tax charges of $15.8 million related to the write-off of deferred financing costs, premiums, fees, interest and dividends paid in connection with repurchases of our 10% Senior Notes due 2009.

SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

      The selected historical consolidated financial data set forth below for the years ended and as at December 31, 1999, 2000, 2001, 2002 and 2003 is derived from our audited consolidated financial statements. The selected pro forma consolidated financial data set forth below for the year ended December 31, 2003 gives effect to the acquisition of Acier Leroux on July 3, 2003 and the consummation of the Transactions, as if they occurred at the beginning of 2003 and has been derived from our historical financial statements for the year ended December 31, 2003 and Acier Leroux’s historical financial statements for the six months ended May 3, 2003. The pro forma adjustments are based upon available information and certain assumptions that we consider reasonable. The pro forma financial data is not necessarily indicative of the results of operations that would have been achieved had the Acier Leroux acquisition and the Transactions been consummated on January 1, 2003 or that will be achieved in the future. We prepare our financial statements, including the pro forma consolidated statement of earnings included herein, in accordance with Canadian GAAP, which does not differ in any material respect from U.S. GAAP, other than with respect to the transitional rules related to the treatment of goodwill impairment in 2002. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to us, see note 16 to our audited consolidated financial statements and note G to our pro forma consolidated statement of earnings included elsewhere in this prospectus. The Acier Leroux historical consolidated financial statements included elsewhere in this prospectus, have been prepared in accordance with Canadian GAAP, which does not differ in any material respect from U.S. GAAP, other than as described in note 21 to the audited statements and note 3 to the unaudited interim Acier Leroux statements. You should read our selected historical financial statements and our pro forma consolidated financial data set forth below in conjunction with our historical consolidated and pro forma consolidated statement of earnings and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year ended December 31,

						Pro Forma
	1999	2000	2001	2002	2003	2003

	(in thousands)
Statements of Earnings Data:
Revenues	$1,415,392	$1,530,978	$1,402,509	$1,403,275	$1,517,090	$1,683,334
Cost of sales and operating expenses	1,355,085	1,464,836	1,351,888	1,332,864	1,456,059	1,622,503
Restructuring costs	—	—	2,400	2,749	3,583	3,583
Foreign exchange (gain) loss	—	—	1,383	(261)	(348)	(348)
Goodwill impairments	—	—	—	—	2,410	2,410
Debt repurchase costs	1,087	—	391	—	—	—
Interest expense-net	19,343	23,849	23,017	20,324	22,800	23,476
Loss on sale of business	—	—	6,000	—	—	—
Acquisition costs	—	—	1,688	—	—	—

Earnings before income taxes	39,877	42,293	15,742	47,599	32,586	31,710
Provision for income taxes	(1,979)	18,393	7,134	18,363	13,299	13,416
Non-controlling interest	—	—	—	—	—	(205)

Earnings from continuing operations	$41,856	$23,900	$8,608	$29,236	$19,287	$18,499

	Year ended December 31,

						Pro Forma
	1999	2000	2001	2002	2003	2003

	(in thousands, except ratios)
Other Information:
Cash flow from (used in) operating activities	$141,480	$(5,233)	$93,139	$26,521	$152,278	$154,231
EBITDA(1)	72,751	80,387	53,422	83,115	71,888	75,041
Adjusted EBITDA(1)	72,751	80,387	65,284	85,603	77,533	80,686
Depreciation and amortization	12,444	14,245	14,663	15,192	16,502	19,855
Adjusted EBITDA to interest expense	3.3x	3.4x	2.8x	4.2x	3.4x	3.4x
Total Debt to Adjusted EBITDA	3.2x	2.6x	3.3x	2.7x	3.3x	3.2x

	As at December 31,

	1999	2000	2001	2002	2003

	(in thousands)
Balance Sheet Data:
Cash	$19,968	$8,923	$17,151	$25,068	$19,008
Total assets	656,446	694,457	636,869	695,594	790,619
Total debt	210,413	238,759	214,104	233,743	256,960
Shareholders’ equity	254,302	248,055	246,718	252,440	303,022

(1)	EBITDA represents earnings from continuing operations before deduction of amounts for interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before restructuring costs, goodwill impairment, foreign exchange gain (loss), debt repurchase costs, loss on sale of business and acquisition costs. EBITDA and Adjusted EBITDA are not measures of operating performance or liquidity under Canadian GAAP or U.S. GAAP. EBITDA and Adjusted EBITDA, as used in this prospectus, are not necessarily comparable with similarly titled measures of other companies. Management believes that EBITDA and Adjusted EBITDA may be useful for potential purchasers of the notes in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. The items excluded in determining EBITDA and Adjusted EBITDA are significant in assessing our operating results and liquidity. Therefore, EBITDA and Adjusted EBITDA should not be considered in isolation or as an alternative to operating earnings, cash flow from operating activities or other combined income or cash flow data prepared in accordance with Canadian GAAP or U.S. GAAP.

      The following table shows how EBITDA and Adjusted EBITDA are calculated from earnings from continuing operations:

	Year ended December 31,

						Pro Forma
	1999	2000	2001	2002	2003	2003

	(in thousands)
Earnings from continuing operations	$41,856	$23,900	$8,608	$29,236	$19,287	$18,499
Non-controlling interest	—	—	—	—	—	(205)
Income taxes	(1,979)	18,393	7,134	18,363	13,299	13,416
Interest expense-net	19,343	23,849	23,017	20,324	22,800	23,476
Depreciation and amortization	12,444	14,245	14,663	15,192	16,502	19,855

EBITDA	71,644	80,387	53,422	83,115	71,888	75,041
Restructuring costs	—	—	2,400	2,749	3,583	3,583
Goodwill impairment	—	—	—	—	2,410	2,410
Foreign exchange (gain) loss	—	—	1,383	(261)	(348)	(348)
Debt repurchase costs	1,087	—	391	—	—	—
Loss on sale of business	—	—	6,000	—	—	—
Acquisition costs	—	—	1,688	—	—	—

Adjusted EBITDA	$72,751	$80,387	$65,284	$85,603	$77,533	$80,686

MAJOR SUBSIDIARIES

      The following is a list of our major subsidiaries at December 31, 2003, all of which are wholly owned.

Jurisdiction of incorporation

Fedmet Corp.	State of Delaware
Fedmet International Corporation	State of Delaware
FIL(US) Inc.	State of Alaska
Pioneer Steel & Tube Corp.	State of Delaware
RMI USA LLC	State of Delaware
Russel Metals Corp.	State of Delaware
Russel Metals Williams Bahcall Inc.	State of Delaware
Sunbelt Group, Inc.	State of Texas
Sunbelt Trading Co., Inc.	State of Delaware
Thunder Bay Terminals Ltd.	Ontario
Triumph Tubular & Supply Ltd.	Alberta

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following management’s discussion and analysis of financial condition and results of operations of Russel provides information to assist the reader and should be read in conjunction with the audited consolidated financial statements appearing elsewhere in this prospectus, including the notes thereto. All dollar references in this prospectus are in Canadian dollars unless otherwise stated. We prepare our financial statements in accordance with Canadian GAAP, which does not differ in any material respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to us, see note 16 to our audited consolidated financial statements included elsewhere in this prospectus.

      The Management’s Discussion and Analysis of Financial Condition and Results of Operations includes a number of measures that are not prescribed by generally accepted accounting principles and as such may not be comparable to similar measures presented by other companies. Our definition of gross margins, segment operating profits, Adjusted EBITDA, coverage ratio, and inventory turns are provided in the sections where used.

Overview

      We are one of the largest metal distribution companies in North America based on revenues and tons sold. We conduct business primarily in three metals distribution business segments: service centers; energy sector related pipe, tube, valves and fittings; and steel import/ export.

      2003 was an active year for us highlighted by the acquisition of Acier Leroux in July. We reported $0.51 per common share earnings from continuing operations before other costs. The demand for steel by end users remained at similar levels to that experienced in 2002 in the service center sector on a same store basis.

      The import/ export operations experienced lower volumes driven by trade actions, increased domestic production capacity, the lower U.S. dollar, which made North American steel markets less attractive, and the demand for steel in the Far East, which diverted large portions of international steel movements to China.

      The energy sector activity for the first six months of 2003 was strong but still not at levels expected given the high price of oil and gas. However, activity has increased in the oil country tubular goods, or OCTG, area during the last six months of 2003.

      In 2003, management concentration on working capital allowed us to report earnings in the first half of the year when many of our competitors had losses. The operations of Acier Leroux have been profitable since the acquisition in the third quarter, and the rationalization of working capital and fixed assets has generated profits and significant cash flow.

      2002 was a year of contradictions in the steel sector, and was as unique as 2001, but for different reasons. Several factors contributed to our record $0.75 per common share earnings from operations before other costs. The North American trade actions, coupled with the financial weakness of North American steel mills, which caused reduction in capacity, led to an unprecedented 40% price increase in flat rolled products, including plate. The supply side driven price increases were at odds with the demand side fundamentals, which remained static in 2002. The rapid price increases resulted in inventory holding gains and higher gross margin dollars per ton. In our case, these higher per ton margins, despite the relatively flat demand, enabled the service center segment to generate stronger earnings than the previous year. In addition, the import/ export operations experienced higher volumes and increasingly strong margins under the umbrella of the aforementioned higher steel prices.

      Political uncertainty and merger and acquisition activity negatively influenced energy sector exploration and development and caused weak drilling activity in 2002, despite very strong oil and gas prices. This decline in activity led to lower revenues, gross margins and operating profits in our energy sector distribution businesses.

      Strong balance sheet management resulted in lower borrowings and lower interest expense. Inventories did climb in the import/ export operations during the later months of the year due to strong activity in our import/ export operations. These elevated inventory levels were reduced during 2003.

Results of Operations

      The following table provides a summary of revenues; segment operating profits (revenues minus cost of sales and operating expenses excluding corporate expenses and interest expense) and gross margins (revenues minus cost of sales) as a percentage of revenues for our operating segments. The table shows the segments as they are reported to management and they are consistent with the segmented reporting in note 13 to our consolidated financial statements included elsewhere in this prospectus.

				2002		2003
				Change		Change
				as a %		as a %
	2001	2002	2003	of 2001		of 2002

	(in thousands of dollars, except percentages)
Segment Revenues
Service center distribution	$706,173	$750,878	$922,778	6.3%		22.9%
Energy sector distribution	360,515	289,623	297,532	(19.7%	)	2.7%
Steel import/ export	321,454	348,055	283,579	8.3%		(18.5%	)
Other	14,367	14,719	13,201	2.5%		(10.3%	)

	$1,402,509	$1,403,275	$1,517,090	0.1%		8.1%

Segment Operating Profits
Service center distribution	$19,352	$31,516	$37,903	62.9%		20.3%
Energy sector distribution	18,406	13,612	13,764	(26.0%	)	1.1%
Steel import/ export	14,175	28,090	13,380	98.2%		(52.4%	)
Other	6,177	5,732	4,002	(7.2%	)	(30.2%	)
Corporate expenses	(7,489)	(8,539)	(8,018)	(14.0%	)	6.1%

Operating profits from continuing operations	$50,621	$70,411	$61,031	39.1%		(13.3%	)

Segment Gross Margins as a % of Revenues
Service center distribution	24.9%	26.8%	26.4%
Energy sector distribution	13.9%	13.1%	11.6%
Steel import/ export	9.4%	14.3%	10.8%
Total operations	19.0%	21.3%	20.9%
Segment Operating Profits as a % of Revenues
Service center distribution	2.7%	4.2%	4.1%
Energy sector distribution	5.1%	4.7%	4.6%
Steel import/ export	4.4%	8.1%	4.7%
Total operations	3.6%	5.0%	4.0%

Service Center Distribution

     a) Description of operations

      We provide processing and distribution services to a broad base of more than 18,000 end users through a network of 58 Canadian locations. In addition, we have four U.S. locations. Our network of service centers carries a broad line of products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum. We purchase these products primarily from steel producers in North America and we process and package them in accordance with end user specifications. We service all major geographic regions of Canada and the Midwest region in the United States. Within Canada, the service centers operate under the names Russel Metals, Métaux Russel, Drummond McCall, A. J. Forsyth, Acier Leroux, Acier Dollard, Acier Loubier, Ennisteel, Leroux Steel, Russel Leroux, Poutrelles Delta and Vantage Laser. Heavy gauge flat rolled operations are conducted by B&T Steel and McCabe Steel, both located near Hamilton, Ontario. Our U.S. service center operations are conducted under the names Russel Metals Williams Bahcall and Baldwin International. The Williams Bahcall operations focus primarily on the distribution of general line carbon products through three facilities in Wisconsin. Baldwin International distributes specialty alloy products through its facility in Ohio.

      On July 3, 2003, we completed our acquisition of Acier Leroux inc. The merger plans have proceeded at a faster pace than predicted at the acquisition date, and consequently, management is in the final stages of merging the two operations. Acier Leroux was a publicly traded company with sales of approximately $471 million for the year prior to the acquisition date. Sales from Acier Leroux’s Canadian operations for such period were approximately $401 million. The balance of the revenue was from U.S. operations, which we have discontinued.

      The results of operations of Acier Leroux for the period from acquisition to December 31, 2003 have been consolidated in our service center operations. The U.S. operations, which have been substantially closed, are reported as discontinued operations and thus are not included in the service center segment. The fourth quarter charge for discontinued operations was $0.2 million.

      Acier Leroux specializes in the processing and distribution of steel products including reinforcing steel, steel bars, angles, channels, beams, tubing, pipes, plates and hot rolled sheets from service center locations mainly in Ontario, Quebec, New Brunswick and Nova Scotia.

      In September 2002, we purchased the operating assets of a service center located in Milwaukee, Wisconsin formerly known as Williams Steel. This operation has been combined with our Bahcall operations. Williams Steel had sales of approximately $49 million for the year prior to the acquisition date.

     b) Factors affecting results

      The following is a general discussion of the significant factors affecting service center results. More specific information on how these factors impacted 2003, 2002 and 2001 is found in the sections that follow.

      Steel pricing fluctuates significantly throughout the cycle. Steel prices are influenced by overall demand, trade sanctions and by product availability. Product availability is affected by supply side management practiced by steel producers in North America and international supply and demand which impacts steel imports. Trade sanctions are initiated either by steel mills or Governmental Agencies in North America, and less directly worldwide. Selling prices increased during the second quarter of 2002, as a result of trade tariffs in the United States increasing the price of imported steel. However, due to low demand and sufficient available mill capacity, selling prices have leveled out during the remainder of 2002 and 2003. The mills have implemented surcharges and price increases in 2004, which will result in increased selling prices and gross margins.

      Demand is significantly affected by economic cycles with revenues and operating profit fluctuating with the level of general business activity in the markets served. We are most impacted by the non-automotive segments of the economy. General business activity and thus customer demand have been at low levels during the period from 2001 to 2003. The U.S. operations of Williams Bahcall have been most significantly impacted by the general business conditions in the Wisconsin area. We do not foresee a pick-up in demand in the near term.

      Canadian steel service centers, which represent a large portion of the service center distribution segment operations, are particularly affected by regional general economic conditions. We have operations in all regions of Canada and have a market share of approximately 24%. This large market share and our diverse customer base of 18,000 customers means our results should mirror the performance of the regional economies. Alberta has been the region most significantly impacted due to the oil and gas rig activity, which reduced revenues by 14% in 2002 compared to 2001. The rig activity has increased in 2003 resulting in higher tons sold in the Alberta region and a revenue increase of 6.7% over 2002.

      The revenue growth recorded in 2002 was primarily due to the acquisition of A. J. Forsyth, and in 2003 was primarily due to the Acier Leroux acquisition.

     c) Service center segment results — 2003 compared to 2002

      Revenues for 2003 increased 22.9% due to the acquisition of Acier Leroux. Revenues from operations, excluding Acier Leroux, were approximately the same as 2002. The operations, excluding Acier Leroux, had tons and selling prices in 2003 that approximated the same levels as 2002. Alberta and British Columbia had higher tons due to more activity related to the oil and gas industries and a slight pickup in the pulp and paper industry in British Columbia. Ontario flat rolled operations had lower tons whereas the tons in other regions in 2003 were comparable to 2002. Our manufacturing customers in Ontario have experienced lower demands. Williams Bahcall volumes were higher due to the Williams acquisition, but the operation continued to be unprofitable due to generally weak customer demand in the Wisconsin region. Gross margins decreased from 26.8% in 2002 to 26.4% in 2003. The decline relates to inventory holding losses versus holding gains in 2002 in our operations. We have the centralized information systems necessary to manage change in the volatile steel sector. Our focus is on inventory management and gross margin generation. Rising steel prices create inventory holding gains and declining prices result in inventory holding losses. We do not incur the expense to quantify these inventory holding gains/losses due to the complexity of our over fifty service center operations which buy and sell over 14,000 different SKU’s. We proactively react to changes in market forces and this additional information would not be available on a timely basis.

      Service center operating profits in 2003 increased $6.4 million or 20.3% compared to 2002. This increase is primarily a result of the acquisition of Acier Leroux partially offset by lower operating profits in certain of the remaining operations. The lower operating profits in our regions, excluding Acier Leroux, in 2003 resulted from the gross margin decline. Operating expenses for the operations, excluding Acier Leroux, were reduced $1.5 million in 2003.

      Operating profits as a percentage of revenues in 2003 were 4.1% compared to 4.2% in 2002. In the first half of 2003, prior to the acquisition, the service center operating profits as a percentage of revenues were 3.5%. In the second half of 2003, after the acquisition, service center operating profits as a percentage of revenues improved to 4.5% due to the acquisition and improved conditions across Canada. In the second half of 2003 revenues were up 39.0% compared to the first half of 2003 as a result of the acquisition.

     d) Service center segment results — 2002 compared to 2001

      Revenues for 2002 increased 6.3% due to higher selling prices and acquisitions compared to 2001. Revenue increases were most significant in the British Columbia region due to the acquisition of A. J. Forsyth in October 2001. Volume declines occurred in Alberta due to lower oil and gas activity and at our U.S. operation, Williams Bahcall, due to generally lower customer demand in the Wisconsin region and customer facility closures.

      The average selling price per ton was approximately 5% higher in 2002 compared to 2001. The average selling price started to increase during the second quarter of 2002, reflecting price increases implemented by the North American steel mills. The average selling price plateaued in the last half of 2002.

      Gross margins improved from 24.9% for 2001 to 26.8% for 2002, mainly as a result of rising selling prices during 2002, which resulted in inventory holding gains.

      Service center operating profits for 2002 increased by 62.9% compared to 2001. This increase is a result of selling price increases and corresponding higher gross margins, and the acquisition of A. J. Forsyth. Operating expenses for 2002 were $13.6 million, or 8.7% higher than 2001. Approximately $10.2 million of the increase in operating costs relates to the British Columbia region due to the acquisition of A. J. Forsyth.

      Operating profits as a percentage of revenues for 2002 were 4.2%, a significant improvement over 2001 at 2.7% in one of the weakest years on record for the industry.

Energy Sector Distribution

     a) Description of operations

      These operations distribute pipe, tube, valves and fittings, primarily to the energy sector in Western Canada and the Western United States, from 5 Canadian and 2 U.S. locations. We purchase these products either from the pipe processing arms of North American steel mills or from independent manufacturers of pipe and pipe accessories. The energy sector operates under the names Comco Pipe and Supply Company, Fedmet Tubulars, Triumph Tubular & Supply, Pioneer Pipe and Spartan Steel.

     b) Factors affecting results

      The following is a general discussion on the factors affecting our energy sector operations. More specific information on how these factors impacted 2003, 2002 and 2001 is found in the sections that follow.

      Demand is significantly affected by oil and gas pricing, which impacts oil rig count and subsequent drilling activities particularly in Western Canada. Oil and gas pricing has been stable for the period from 2001 to 2003; however, demand was lower during 2002 due to financial consolidations and restructuring in the customer base we service. The drilling activity returned to expected levels during the second half of 2003 and is anticipated to continue in 2004.

      Canadian operations can be affected by the U.S. dollar since some products are sourced outside Canada and are priced in U.S. dollars. The effect of the appreciation of the Canadian dollar on the 2003 results was negligible since this appreciation was offset by rising metal prices. The dollar was relatively constant for 2002 and 2001 and, therefore, was not a factor.

      Pricing is influenced by overall demand, trade sanctions and by product availability. Trade sanctions are initiated either by steel mills or Governmental Agencies in North America. Trade sanctions have not been a factor for pipe products in the last three years.

     c) Energy sector distribution results — 2003 compared to 2002

      Energy sector revenues increased 2.7% for 2003 compared to 2002. Stable oil and gas pricing and more rig activity in 2003 compared to 2002 have resulted in some volume increases for the OCTG operations in Western Canada. Comco Pipe, which distributes pipe, valves and fittings to other fluid handling industries as well as the energy sector and is heavily involved in project business, had decreased revenues of 24.5% in 2003 compared to 2002. Comco had significant revenues from large projects during 2002 that did not continue into 2003. Comco’s revenues for 2003 are comparable to 2001.

      Energy sector operating profits increased by 1.1% in 2003, compared to 2002. The increase relates to higher volumes in the OCTG operations in Western Canada. The increase in volumes in the OCTG operations offset the lower volumes and profitability in our Comco operations due to lower project business.

     d) Energy sector distribution results — 2002 compared to 2001

      Energy sector revenue decreased 19.7% for 2002 compared to 2001. Lower rig activity for 2002 compared to 2001 have resulted in volume declines for the OCTG operations in Western Canada and the

United States. Although oil pricing is comparable to 2001 levels, the consolidation of some large players and the restructuring to income trusts have impacted investment in capital and contributed to lower drilling levels in 2002.

      Comco Pipe had increased revenue of 28.9% in 2002 compared to 2001. Comco Pipe’s revenue is more project oriented and as such is not as dependent on drilling levels.

      Energy sector operating profits declined $4.8 million, or 26.0%, in 2002 compared to 2001. The decline is related to the drop in volume in the OCTG operations, partially offset by increased operating profits at Comco Pipe due to higher volumes from large projects.

Steel Import/ Export

     a) Description of operations

      Our steel import/ export business primarily imports foreign steel products into Canada and the United States. It also exports steel from Canada and the United States. The international presence provides our other business segments with valuable insight into international pricing trends and their potential impact on steel markets in North America.

      The main steel products sourced by the import/ export operations are structural beam, plate, coils, pipe and tubing. The operations in this sector are Wirth Steel and Sunbelt Group.

b) Factors affecting results

      This section discusses the general factors affecting our import/export operations. More specific information on how these factors impacted 2003, 2002 and 2001 is found in the sections that follow.

      Steel pricing is influenced by overall demand, trade sanctions and by product availability both domestically and worldwide. Trade sanctions are initiated either by steel mills or Governmental Agencies in North America. Mill capacity by product line in North America and international supply and demand impact steel imports and significantly affect product availability. Higher steel prices resulting from U.S. trade actions significantly increased revenues and gross margin in 2002. Lack of product availability to import and increasing product supply from North American producers were the most significant factors reducing revenues and operating margins for 2003.

      The Canadian import/export operations are affected by movement in the U.S. dollar since purchases are mainly in U.S. dollars. The effect of the appreciation of the Canadian dollar on 2003 results was negligible since the appreciation was offset by rising metal prices as Canadian suppliers increased their prices under the umbrella created by U.S. steel producers. The U.S. dollar versus the Canadian dollar was relatively constant in 2002 compared to 2001.

c) Steel import/ export results — 2003 compared to 2002

      Steel import/ export revenues decreased 18.5% in 2003 compared to 2002. Selling prices in 2003 have decreased compared to the high selling prices experienced in 2002. Lack of product availability due to high demand in the Far East, uncertainty due to Canadian trade actions, increased production by North American producers and the weaker U.S. dollar contributed to the reduced revenue and gross margin in 2003 compared to 2002. Gross margin as a percentage of revenue were 10.8% for 2003 and is a more normal level than the 14.3% reported in 2002. The high margins experienced in 2002 were directly related to U.S. trade actions, which artificially induced mill price increases on flat rolled steel. In addition in 2002, lack of product from North American suppliers, who had temporarily banked their steel-making, resulted in higher selling prices and margins for inventory on hand.

      Steel import/ export operating profits decreased by 52.4% in 2003 compared to 2002. Lower demand and the return to more normal margins both contributed to this decrease. The reduced revenues and gross margins resulted in operating profit as a percentage of revenue decreasing from 8.1% for 2002 to 4.7% for 2003.

d) Steel import/ export results — 2002 compared to 2001

      Steel import/ export revenue increased 8.3% in 2002 compared to 2001. A decline in revenues was experienced during the first quarter of 2002 compared to the first quarter of 2001, when uncertainty existed related to the resolution of the U.S. and Canadian trade rulings. The U.S. made its ruling in March 2002, while the Canadian Safeguard initiative was under review during 2002. This resulted in increased steel pricing. Revenues during the remainder of 2002 were significantly higher than 2001 due to a slight improvement in customer demand and higher selling prices.

      Steel price increases initiated by North American steel mills contributed to higher selling prices resulting in a stronger gross margin of 14.3% for 2002 compared to 9.4% for 2001. The gross margin as a percentage of revenues of 14.3% for 2002 is higher than normal and declined in 2003.

      Steel import/ export operating profits increased 98.2% to $28.1 million for 2002 compared to 2001. The increase was mainly related to a higher gross margin. This higher gross margin resulted in operating profits as a percentage of revenues of 8.1% for 2002 compared to 4.4% for 2001.

Other — 2003 compared to 2002 and 2001

      Other revenues and income represents the results of our coal handling terminal in Thunder Bay. Revenue in 2003 was lower than 2002 and 2001 due to decreased coal volumes. The lower volumes resulted in lower earnings from operations.

Consolidated Results — 2003 compared to 2002

      The following table discloses earnings from continuing operations net of income taxes, other costs net of income taxes, unusual items net of income taxes, and discontinued operations net of income taxes. Earnings per common share are disclosed to assist the reader in determining results from ongoing operations.

	2001	2002	2003

	(in thousands)
Operating profits from continuing operations	$50,621	$70,411	$61,031
Interest expense	(23,017)	(20,324)	(22,800)
Income tax expense on above	(11,503)	(19,340)	(14,536)
Income tax rate adjustment	378	—	(900)

Earnings from continuing operations before other costs	16,479	30,747	22,795

Other costs
Restructuring costs	$(2,400)	$(2,749)	$(3,583)
Goodwill impairment	—	—	(2,410)
Foreign exchange gain (loss)	(1,383)	261	348
Debt repurchase costs	(391)	—	—
Income taxes recoverable on other costs	1,627	977	2,137

	(2,547)	(1,511)	(3,508)

Earnings before unusual items	13,932	29,236	19,287

	2001	2002	2003

	(in thousands)
Unusual items
Loss on sale of business	(6,000)	—	—
Acquisition costs	(1,688)	—	—
Income taxes recoverable on unusual items	2,364	—	—

	(5,324)	—	—

Earnings from continuing operations	8,608	29,236	19,287
Net loss from discontinued operations	—	—	(788)

Net earnings	$8,608	$29,236	$18,499

Basic earnings per common share from continuing operations before other costs	$0.37	$0.75	$0.51

Basic earnings per common share from continuing operations	$0.17	$0.71	$0.43

Basic earnings per common share after discontinued operations	$0.17	$0.71	$0.41

      Earnings from continuing operations before other costs were $22.8 million in 2003, compared to $30.7 million for 2002. A significant operating profit decline in the steel import/ export segment was offset by an increase in service center operating profit due to the acquisition of Acier Leroux. Consolidated revenues increased by 8.1%, to $1,517.1 million, in 2003 compared to 2002. The revenue increase relates to the acquisition of Acier Leroux.

      Consolidated interest expense in 2003 increased $2.5 million to $22.8 million compared to 2002. This is due to higher short-term debt outstanding related to the acquisition of Acier Leroux partially offset by lower exchange rates on U.S. denominated long-term debt in 2003 compared to 2002.

      The rationalization of the duplicate Acier Leroux and our operations in Eastern Canada has impacted Russel locations. Russel locations are incurring restructuring costs related to plant closures, employee severances and inventory moves. Generally accepted accounting principles in Canada and the U.S. require that these charges be included in the income statement in the period that they occur. Rationalization costs related to the Leroux facilities are charged to goodwill as part of the purchase equation. During 2003, we recorded a charge of $3.6 million related to restructuring at the Russel Metals locations. In September 2003, the employees at our Lachine, Quebec location were told that the location would be closed at the end of 2003. Employee severances and pension and benefits charges related to those employees were accrued at September 30, 2003. Employee related charges for Ontario and Atlantic region restructuring were also recorded during the six months from July to December 2003. Adjustments reducing the pension and benefit numbers accrued at September 30, 2003 were offset by costs incurred in the Ontario and Atlantic regions in the fourth quarter of 2003. We anticipate restructuring charges or income to be reported in subsequent quarters related to the restructuring of our Atlantic, Quebec and Ontario regions not completed at December 31, 2003.

      In September 2002, we acquired the Williams Steel operation in Milwaukee, Wisconsin. Economic conditions in the Wisconsin region have resulted in significant deterioration in the Williams Bahcall customer base. As this operation continued to report losses in 2003 and does not project a significant improvement over the forecast period, we determined that goodwill of $2.4 million related to this acquisition was impaired. The goodwill related to Williams Bahcall was reduced to zero in the fourth quarter of 2003.

      Income taxes for 2003 were $13.3 million compared to $18.4 million in 2002 due to lower earnings. The income tax expense for 2003 includes $0.9 million recorded in the fourth quarter of 2003 relating to an Ontario tax rate adjustment, which reversed tax rate declines previously enacted for the years subsequent to 2003. The $0.9 million additional expense represents the difference in rates applied to future tax liabilities.

      Net earnings from continuing operations for 2003 were $19.3 million compared to $29.2 million for 2002.

      Net loss from discontinued operations was $0.8 million for the year. The loss relates to the U.S. operations of Acier Leroux. We announced we would discontinue the U.S. operations of Acier Leroux at the time we made our offer. In October 2003, an assignment of our interest in the Acier Leroux U.S. joint venture to an unrelated party was completed. All U.S. branches except Plattsburgh, New York have been closed.

      Basic earnings per common share from continuing operations before other costs for 2003 were $0.51 compared to $0.75 in 2002 and after other costs were $0.43 for 2003 compared to $0.71 in 2002.

      The weighted average number of common shares outstanding for 2003 was 40,021,479 compared to 38,024,034 for 2002. The increase relates to the common shares issued on the acquisition of Acier Leroux and stock options exercised in 2003. The significant increase in our stock price during 2003 resulted in employees exercising stock options representing an aggregate of 1,419,567 common shares. The number of common shares outstanding at December 31, 2003 was 43,023,342.

Consolidated Results — 2002 compared to 2001

      Earnings from operations were $70.4 million, an increase of 39.1% compared to 2001 at $50.6 million. This increase in operating profits for 2002 relates to higher volumes and margins in service center and import/ export operations offset by lower volumes in the energy operations. Consolidated revenues for 2002 approximate revenues for 2001.

      During the second quarter of 2001, we reported a number of items that are not representative of our ongoing business and thus were disclosed separately. The loss on sale of business related to the sale of the inventory and fixed assets of Total Distributors and the acquisition costs related to the cost of due diligence and legal expense of an unsuccessful acquisition attempt. These items are referred to as unusual items.

      The acquisition of Williams Steel was completed in September 2002. Similar to the acquisition of A. J. Forsyth in 2001, the Williams Steel operation was a strategic acquisition. Williams Steel had one large operation in Milwaukee, which serviced most of Wisconsin and other nearby states. The restructuring with Bahcall resulted in the closure of the Bahcall location near Milwaukee in the first quarter of 2003. The closing of this location as well as employee terminations related to eliminating duplicate functions has been estimated to cost $3.1 million, pre-tax.

      The 2001 reserve, which provided for the restructuring of A. J. Forsyth with our operation in British Columbia, was reduced in the fourth quarter of 2002 by $392,000, pre-tax. The facility closure costs were less than originally anticipated.

      During 2002, we recorded a foreign exchange gain of $0.3 million related to U.S. denominated debt that was not designated as a hedge of our net investment in foreign subsidiaries. The movement in the Canadian dollar against the U.S. dollar caused the gain for 2002 versus the loss for 2001.

      Consolidated interest expense decreased $2.7 million to $20.3 million for 2002 compared to 2001. This decrease is due to lower borrowing levels to fund working capital and lower U.S. denominated debt in 2002 due to the purchases of US$9.4 million of the U.S. Note in September and October 2001. The majority of the interest expense relates to the fixed term 10% Senior Notes and, therefore, no benefit was experienced from lower prime borrowing rates available through the bank credit facility.

      Income taxes for 2002 were $18.4 million compared to $7.1 million for 2001. This dollar increase relates to higher operating earnings before tax for 2002 compared to 2001 and the unusual items recorded in 2001.

      Basic earnings per share for 2002 were $0.71 compared to $0.17 for 2001. Earnings per share before other costs and unusual items were $0.75 for 2002 compared to $0.37 in 2001.

      The weighted average number of common shares outstanding for 2002 was 38,024,034 compared to 37,981,501 for 2001. The increase relates to stock options exercised.

Interest Expense

      The following table shows the components of interest expense.

	2001	2002	2003

	(in thousands of dollars)
Interest on long-term debt	$21,396	$20,550	$18,839
Other interest (income)	1,621	(226)	3,961

Total interest	$23,017	$20,324	$22,800

      The long-term debt interest expense relates to the 10% Senior Notes and the 8% Debentures. The decrease in the long-term debt interest relates to lower interest costs due to the lower foreign exchange on the U.S. denominated debt interest. The increase in other interest relates to bank indebtedness related to the acquisition of Acier Leroux.

EBITDA and Adjusted EBITDA

      The following table shows the reconciliation of GAAP earnings from continuing operations to EBITDA and Adjusted EBITDA:

	2001	2002	2003

	(in thousands of dollars)
Earnings from continuing operations	$8,608	$29,236	$19,287
Income taxes	7,134	18,363	13,299
Interest expense-net	23,017	20,324	22,800

Earning before interest and income taxes (EBIT)	38,759	67,923	55,386
Depreciation and amortization	14,663	15,192	16,502

Earning before interest, income taxes, depreciation and amortization (EBITDA)	53,422	83,115	71,888
Restructuring costs	2,400	2,749	3,583
Goodwill impairment	—	—	2,410
Foreign exchange (gain) loss	1,383	(261)	(348)
Debt repurchase costs	391	—	—
Loss on sale of business	6,000	—	—
Acquisition costs	1,688	—	—

Adjusted EBITDA	$65,284	$85,603	$77,533

      Management believes that EBITDA and Adjusted EBITDA may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. The items excluded in determining EBITDA and Adjusted EBITDA are significant in assessing our operating results and liquidity. Therefore, EBITDA and Adjusted EBITDA should not be considered in isolation or as an alternative to cash from operating activities or other combined income or cash flow data prepared in accordance with Canadian GAAP.

Adjusted EBITDA to Interest Expense Ratio

      Our Adjusted EBITDA to interest expense ratio for 2003 strengthened in the second half of 2003. Our ability to meet interest payments for the next two years remains strong.

	2001	2002	2003

	(in thousands of dollars, except
	ratios)
Adjusted EBITDA	$65,284	$85,603	$77,533
Interest expense	23,017	20,324	22,800
Adjusted EBITDA to Interest Expense	2.8x	4.2x	3.4x

      Adjusted EBITDA and Adjusted EBITDA to Interest Expense ratios are provided to assist readers in determining our ability to generate cash from operations to cover our financial charges, income taxes and items not considered to be in the ordinary course of business.

Accounting Policies and Estimates

a) Change in Accounting Policies

      During 2003, the Canadian Institute of Chartered Accountants issued two Emerging Issues Committee Abstracts that impacted us in 2003. EIC-134 Accounting for Severance and Termination Benefits and EIC-135 Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) apply to events occurring after March 31, 2003. We have applied these abstracts to the restructuring steps taken subsequent to the Acier Leroux acquisition.

      Effective with the Acier Leroux acquisition, we adopted the new Canadian accounting standard for the disposal of long-lived assets and discontinued operations. This standard has been applied to the U.S. operations of Acier Leroux.

      During the fourth quarter of 2003, we adopted the fair value-based accounting method for stock-based compensation effective January 1, 2003 and expensed stock options issued in 2003. The amount expensed was $217,000 for 2003, which represents less than $0.01 per share.

b) Other

      The preparation of our financial statements requires management to make estimates and judgements that affect the reported amounts. On an ongoing basis, we evaluate our estimates, including those related to bad debts, inventories, fixed asset useful lives, income taxes, restructuring costs, pensions and other post-retirement benefits, environmental, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      Our most significant assets consist of accounts receivable and inventory. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We review our inventory for obsolescence and to ensure that the cost of inventory is not in excess of the estimated market value. Inventory reserves or write-downs are recorded if required.

Capital Expenditures

      Capital expenditures in 2003 were $34.9 million compared to $12.8 million in 2002. During 2003, we expended $22.5 million on the relocation of B&T Steel related to the purchase of land, construction of a new building, a new cut-to-length line and cranes. The B&T Steel operation relocated to this facility in December 2003.

      Our normal capital expenditures are mainly related to maintenance capital, the purchase of additional processing equipment across a broad base of the operations and upgrades to our existing facilities and computer systems.

      Depreciation expense was $15.3 million in 2003 and $14.0 million in 2002. The increase in depreciation relates to the depreciation on the assets of Acier Leroux for six months. Depreciation expense will increase in 2004 due to higher fixed assets for the full year.

Liquidity

      We stress working capital management to ensure working capital is minimized and leverage reduced over the economic cycle. As anticipated in 2002, during 2003 we reduced the inventory bulge that existed at December 31, 2002. Inventory in the import/ export operations was $80.0 million lower at December 2003 compared to December 2002. Factors including dumping tariffs from trade actions and high demand for product in China, resulted in lower inventory levels in the import/ export operations. Service center inventories were higher by $57.1 million related to the Acier Leroux branches acquired in the year. It is anticipated that an improvement in the economy would cause the working capital employed by us to increase to support the incremental revenues.

      On July 3, 2003, we acquired 99.52% of the outstanding Class A shares, 97.53% of the outstanding Class B shares, 86.61% of the outstanding 8% unsecured convertible debentures and 87.2% of the outstanding 7.25% unsecured convertible debentures of Acier Leroux inc. in relation to its offers. We issued 3,546,874 of our common shares and paid cash pursuant to the offers. In August 2003, we acquired the remaining Class A and B shares and redeemed the remaining debentures.

      The total consideration for the Acier Leroux acquisition including shares issued, cash paid and debt assumed was $197.6 million. This amount includes transaction costs. The total cash paid and debt assumed as a result of the acquisition was $177.6 million. We used bank borrowings under our credit facility to finance the cash portion. At December 31, 2003, we had reduced our bank indebtedness, net of cash, to $59.1 million. We had a net cash position, cash less bank indebtedness, of $3.9 million at December 31, 2002. The bank indebtedness, net of cash, is lower than initially projected due to significant reductions in inventory levels at the import/ export operations and reduced inventory levels in the Acier Leroux operations.

      During 2003, cash generated from operating activities was $41.0 million and from changes in non-cash working capital was $111.3 million. For 2002, cash generated from operating activities was $55.7 million and from changes in non-cash working capital was $(29.1) million.

      The balances disclosed in the consolidated cash flow statements are adjusted to remove the non-cash component related to foreign exchange rate changes impacting inventory, accounts receivable, accounts payable and income tax balances of the U.S. operations. Assets purchased as part of the Acier Leroux acquisition are also shown separately based on balances at the date of the transaction.

      Reductions in inventory levels generated cash of $91.4 million in 2003. Inventory turns for 2003 remained stable with seasonal buildup in the energy sector distribution inventories during the fourth quarter of 2003 and a significant reduction in the import/ export inventories during the last half of 2003.

	Quarters Ended,

	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,
Inventory Turns	2003	2003	2003	2003	2002

Service center distribution	4.0	4.3	4.5	4.4	4.2
Energy sector distribution	3.1	4.1	3.9	4.2	3.4
Steel import/ export	7.1	5.1	4.0	4.2	2.7
Total Operations	4.1	4.3	4.2	4.3	3.5

      Inventory turns are calculated using the cost of sales for the quarter annualized divided by the ending inventory position.

      Service center inventory turns declined slightly due to the inventory levels at the Acier Leroux operations. The Acier Leroux operations historically had inventory turns closer to the industry average. Our management is actively reducing the inventory levels. Our service center inventory turns can be compared with the service center industry turns estimated to be 3.9 for 2003 as derived from the monthly Metals Activity Report published for the United States by the Metals Service Center Institute. It is management’s goal to achieve service center inventory turns at significantly higher levels than the industry norm.

      The other major component of working capital is accounts payable and accrued liabilities, which utilized cash of $12.7 million for 2003. Accounts payable in the import/ export operations decreased caused by lower inventory purchases.

      During 2003, we utilized cash of $34.9 million on capital expenditures and $13.9 million on common and preferred share dividends. During 2002, we utilized cash of $12.8 million on capital expenditures and $8.7 million on common and preferred share dividends. The 2003 capital expenditures included a special project for $22.5 million. Future years capital expenditures are expected to return to previous levels.

      For several years, our cash flows were positively impacted by our ability to utilize income tax losses. In 2003, we were required to make payments related to 2002 as well as instalments for 2003. We made income tax payments of $7.8 million in 2003.

Debt and Credit Facilities

      We manage our cash position based on bank borrowings net of cash. The bank credit facilities table provides the split between loans and cash on deposit.

	Russel	U.S.
	Metals	Subsidiary
Bank Credit Facilities	Facility	Facility	Total

	(in millions)
Bank loans	$79.0	$—	$79.0
On deposit	5.9	14.0	19.9

Net borrowings (cash)	73.1	(14.0)	59.1
Letters of credit	25.7	12.1	37.8

	$98.8	$(1.9)	$96.9

Facility availability	$253.8	$45.2	$299.0

      We have two long-term debt instruments outstanding. The $30 million 8% Subordinated Debentures mature in 2006. The 10% Senior Notes mature in 2009. The balance outstanding on the Senior Notes at December 31, 2003 was US$115.6 million, unchanged from December 31, 2002. The Canadian dollar equivalent of the Senior Notes fluctuates with the exchange rate. At December 31, 2003, the long-term debt balance was $179.4 million. See “Subsequent Events” for information on debt restructuring.

      We have a bank credit facility with a syndicate of Canadian and U.S. banks. The $253.8 million credit facility expires on June 19, 2005. We may extend this facility with the consent of the banks. We are entitled to borrow under this facility, on a revolving basis, up to an amount equal to the sum of specified percentages of eligible accounts receivable and inventories, to a maximum of $253.8 million. At December 31, 2003, we were entitled to borrow $253.8 million, including letters of credit under this facility. At December 31, 2003, we had $79.0 million of borrowings and had $25.7 million in letters of credit under this facility. At December 31, 2002, we had borrowings of $5.8 million and $8.0 million in letters of credit under this facility.

      In addition, certain of our U.S. subsidiaries have their own one-year bank credit facility. The maximum borrowing under this facility is US$35.0 million. At December 31, 2003, these subsidiaries had no borrowings and letters of credit of US$9.4 million. At December 31, 2002, these subsidiaries had borrowings of US$11.8 million and letters of credit of US$5.6 million.

      Subsequent to the year-end, we issued approximately $51.8 million of common equity and US$175 million 6.375% Senior Notes due in 2014. The net proceeds will be used to purchase or redeem all of the US$115.6 million 10% Senior Notes, the $30 million 8% debentures, and our outstanding preferred shares of $30 million. The remaining proceeds will be used to pay down the bank facility and pay fees associated with the refinancing. As a result of the debt redemptions we have no principal payments until 2014 and have reduced annual interest and eliminated preferred share dividend payments by $6.7 million to approximately $18 million annually based on December 31, 2003 borrowing levels.

      The metals distribution business experiences significant swings in cash flow to fund working capital. Russel Metals has one of the most working capital intensive balance sheets in the industry. Total inventory and accounts receivable represent 70% of the total assets employed by us. The existing bank credit facilities are used to fund the growth in working capital caused by demand or steel price increases, which require higher inventory and accounts receivable levels to support the higher activity levels. Based on our recent experience, a $100 million increase in revenues would require approximately $30 million of net working capital to support the higher activity levels. When the demand weakens, or the price of steel declines, cash is generated from the reduction of inventory and lower accounts receivable levels. This cash is used to reduce the borrowings under the bank credit facilities.

      Our other major funding requirement is the purchase of fixed assets, which is projected to be between $15 million and $20 million, annually.

      Cash generated from operating activities before working capital changes has averaged $45.0 million over the last three years. The cash generated from operating activities combined with the available bank facilities of $202.1 million at December 31, 2003 is projected to be sufficient to fund interest obligations and fixed asset purchases with the balance available to fund working capital expansion. These available funds provide us with the ability to fund the working capital necessary to support up to a $500 million increase in revenues, which management feels is sufficient for any foreseeable pick-up in the economy.

      We have made several acquisitions over the last three years and believe we can continue to grow by acquisition. Russel Metals believes it has the ability to fund these acquisitions through the utilization of the existing bank facilities and the issuance of new equity, if required. Due to the high level and quality of accounts receivable and inventory, we could also elect to finance working capital growth and acquisitions through an asset-backed facility.

Contractual Obligations

      As at December 31, 2003, we were contractually obligated to payments under our long-term agreements and operating lease obligations that come due during the following periods. Subsequent to year end, the long-term debt was refinanced with the maturity being 2014.

	Long-term debt	Interest	Lease
	maturities	obligations	obligations	Total

	(in thousands)
2004	$—	$17,340	$8,862	$26,202
2005	—	17,340	8,054	25,394
2006	30,000	16,140	5,991	52,131
2007	—	14,940	4,347	19,287
2008	—	14,940	3,425	18,365
2009 and beyond	149,402	7,470	6,705	163,577

Total	$179,402	$88,170	$37,384	$304,956

Off-Balance Sheet Arrangements

      We do not have any material off-balance sheet arrangements other than the letters of credit referred to in the bank credit facilities table.

Dividends and Share Capital

      The ability to pay dividends on common shares is impacted by restrictions associated with the 10% Senior Notes due June 2009. Dividends on common shares and the repurchase of common and preferred shares are considered to be restricted payments under the Note Indenture. We increased our quarterly common share dividend twice during 2003. In the first quarter of 2003 the dividend was increased $0.01 to $0.07 per share and in the fourth quarter of 2003 it was again increased $0.01 to $0.08 per share. During 2003, we paid an aggregate common share dividend of $0.29 per share resulting in a payment of $11.6 million for the year. At December 31, 2003, we had $13.2 million available for restricted payments such as the common share dividend.

      The ability to make restricted payments is adjusted quarterly by 50% of the quarterly net income or loss. Net income is adjusted for certain exclusions that include: extraordinary items, gains or losses on asset dispositions and unrealized foreign exchange gains and losses. In addition to adjustments due to net income, the ability to make restricted payments is enhanced by the proceeds on the issuance of share capital.

      As at March 31, 2004, we had 48,971,142 common shares outstanding.

Vision and Strategy

      The metals distribution business is a segment of a mature, cyclical industry. The use of distributors by both manufacturers and end users of steel continues to grow. This is evidenced by the growth in the percentage of total steel shipments from steel producers to distributors. As the distribution segment’s share of steel industry shipments continues to grow, steel distributors such as ourselves can grow their business over the course of a cycle.

      We strive to deal with the cyclical nature of the business by operating with the lowest possible net assets throughout the course of a cycle. In addition, our aim is to be more profitable through the various successive peaks and troughs as the steel cycles progress. In order to achieve this, management emphasizes profitability rather than revenue growth. This intensive asset management reduces borrowings and therefore interest expense in declining periods in the economic cycle and creates higher, more stable returns on net assets over the course of the cycle. Our conservative management approach creates relatively stronger trough earnings but could cause peak earnings to be somewhat muted. Management strongly believes that it is more prudent to be profitable throughout a cycle, without the spikes in earnings caused by less emphasis on asset management, and have average earnings over the full range of the cycle in the top decile of the industry.

      Growth from selective acquisitions is also a core management philosophy. We focus on investment opportunities in businesses that have strong market niches or provide mass to our existing operations. On July 3, 2003, we successfully completed the Acier Leroux acquisition. We believed we required stronger market positions in Quebec, Ontario and the Maritime Provinces, and believe the Acier Leroux acquisition provides this result.

      In the energy and import/ export segments all of the companies in our group have significant operations in the market niche that they service. Consistent with our acquisition philosophy, any new acquisitions in these areas could likely be either major stand-alone operations or complements to existing operations.

      In the future, we believe that the length of the steel-based economic cycle will continue to shorten and a management structure and philosophy that allows the fastest reaction to the changes will be the most successful. We will continue to invest in business systems to enable faster reaction times to changing business conditions. In addition, management believes the high level of service and flexibility provided by service centers will enable this distribution channel to capture an increasing percentage of total steel revenues to end users, allowing for increased growth within the sector.

Outlook

      We look forward to 2004 in a positive fashion although we are going through a difficult period with the onslaught of surcharges that have been added to our costs by our suppliers, ostensibly to cover their higher cost for such items as energy and metallics. Much of what has driven these additional costs has been the strength of the metals market in China. The anticipation is that once that market becomes saturated, pricing will drop to more normal levels.

      With the acquisition of Acier Leroux, we have strengthened an area of our company that has hereto not provided satisfactory results, and our anticipation is that there will be a general improvement in our overall results based on the Acier Leroux acquisition.

      We are seeing stronger results from our energy sector companies and we anticipate that the results for 2004 should finally reflect the high oil and gas prices we have seen during the past two years.

      The import/ export sector is an area of concern due to the continuing strength in China and the weakening of the U.S. dollar, which causes materials that have normally flowed to North America to be diverted to satisfy the market in China.

      We are optimistic that 2004 will be an improvement upon 2003 and that we are well situated to remain one of the most stable and consistently profitable financial performers in the metals distribution industry.

Subsequent Events

      Subsequent to year-end, we issued 5,750,000 common shares at an issue price of $9.00 per share for net proceeds of approximately $49.2 million pursuant to an agreement with a Canadian investment dealer. In addition, we made an offer to purchase and a consent solicitation to our holders of the 10% Senior Notes whereby, in addition to a consent fee of US$20.00 per US$1,000 of notes, we would repurchase the notes for a price of US$1,052.50 per US$1,000 of notes. We also sold US$175 million aggregate principal amount of the Original Notes and have or will use the proceeds to repurchase or redeem our US$115.6 million 10% Senior Notes, $30.0 million 8% Debentures and our $30.0 million Class II Preferred Shares, including all related fees, expenses, premiums and interest. Deferred financing costs of $2.6 million will be charged to income as a result of this refinancing. In addition, the consent fee and redemption premiums will result in a one-time charge estimated to be $10.5 million.

BUSINESS

Overview

      We are one of the largest metals distribution and processing companies in North America based on revenues. We primarily distribute metal products and conduct our distribution business in three principal business segments: service centers; energy sector pipe, tube, valves and fittings; and import/ export.

      We believe we operate the largest service center operation in Canada based on revenues. During 2003, we processed and distributed products to a broad base of approximately 18,000 customers through a network of 58 locations across Canada. In addition, we have four U.S. locations. Our network of service centers carries a broad line of metal products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum. We purchase these products primarily from North American steel producers, and package and sell them to end users in accordance with their specific needs. Our service center operations accounted for $922.8 million, or 60.8%, of our total revenues in 2003.

      Our energy sector distribution operations carry a specialized product line focused on the needs of energy sector customers. These operations distribute pipe, tube, valves and fittings, from five Canadian and two U.S. locations. We purchase these products either from the pipe processing arms of North American steel mills or from independent manufacturers of pipe and pipe accessories. Our energy sector distribution operations accounted for $297.5 million, or 19.6%, of our total revenues in 2003.

      Our import/ export business principally imports steel products into Canada and the United States, such as carbon steel plate, beams, channel, flat rolled products, rails and pipe products. Our import/ export operations accounted for $283.6 million, or 18.7%, of our total revenues in 2003.

      We were amalgamated under the Canada Business Corporations Act. Our head office is located at Suite 210, 1900 Minnesota Court, Mississauga, Ontario, L5N 3C9.

Industry Overview

      Metal service centers bridge the gap between the capabilities of large metal producers, who manufacture large volumes of steel, aluminum and specialty metals in standard sizes and configurations and require long lead times, and the specific needs of end users by acquiring large volumes of metal from producers and packaging and processing the metal in accordance with end user specifications. Many end users purchase metal products from service centers because their requirements are smaller than the minimum order quantities available from the producers or because such end users require specialized metal processing services, a commitment to reliable just-in-time delivery and flexibility to meet their changing product and manufacturing requirements that large producers are either unwilling or unable to provide. Service centers also allow end users to reduce their total production cost by shifting the responsibility for pre-production processing to service centers which, through economies of scale, can achieve greater operational efficiency from the processing equipment.

      We estimate that in 2003, the service center industry in Canada had total sales of approximately $4.0 billion. According to industry sources, comparable statistics for the U.S. industry for 2003 indicate sales of approximately US$36.0 billion.

      Service centers are the largest category of customers of domestic steel producers in Canada. The following table shows Canadian shipments (net of returned shipments) by Canadian steel mills to Canadian service centers and all other net domestic shipments by Canadian steel mills for the years indicated. These figures do not include metal products other than steel, such as aluminum, that we also distribute.

Net Domestic Shipments of Steel Mill Products by Canadian Steel Mills

(millions of metric tonnes, except percentages)

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003

Shipments to Cdn Service Centers	3.26	3.28	3.57	3.81	3.48	3.85	3.80	4.02	4.06	3.65

All Other Shipments	7.40	7.03	7.57	7.92	7.87	8.22	8.20	7.53	7.59	7.69

Total Shipments	10.66	10.31	11.14	11.73	11.35	12.07	12.00	11.55	11.65	11.33

% to Service Centers	30.6%	31.8%	32.0%	32.5%	30.7%	31.9%	31.7%	34.8%	34.8%	32.2%

(Source: Statistics Canada)

      The metals service center industry is intensely competitive. Generally, the metals service center industry competes on price and the ability to provide customers with value-added services such as product selection, timely delivery, reliability, quality and processing capability. There has been significant consolidation in the industry in both the United States and Canada over the past decade. Many of our competitors are small companies, often owner-operated, with limited product lines, inventory and geographic customer bases. Many of these small, owner-operated businesses have limited access to capital for modernization and expansion, have not had a viable exit strategy, and have been left with limited liquidity options.

Competitive Strengths

      We believe that the following strengths have enabled us to achieve net earnings in 27 of the last 28 quarters and give us a competitive advantage in the metals distribution industry:

      Leading Market Position. We believe we are the largest service center operator in Canada based on revenues and that we represent over 24% of the total service center market in Canada. We also believe we are the largest service center operator in each of the regions of Canada except for Ontario where we are the second largest. Our 58 Canadian service centers service a broad base of approximately 18,000 customers across all regions of Canada. Our geographic presence, large volume and leading market position enable us to successfully source steel at competitive prices.

      Strong Supplier Relationships and Unique Market Insight. We are among the largest purchasers of steel in North America and have well established relationships with North America’s largest steel producers, which enable us to ensure multiple sources for steel products and services. We believe that our steel import/ export operation is one of the largest independent steel importers in North America. Our import operation enables us to augment our product lines at our service centers when product is not available or when we can obtain steel competitively by purchasing abroad. Through our steel import/ export operations, we regularly purchase from multiple suppliers in 13 countries around the world. This enables us to monitor global steel supply and assess its impact on North American steel demand and pricing trends. This timely access to market information and global outlook allows us to proactively manage inventory levels and prices in our service center operations and make low cost purchases of steel imports when available.

      Successful Acquisition Track Record. Over the last five years, we have successfully integrated a number of acquisitions. For example, in October 2001, we acquired A.J. Forsyth and Company Limited, the leading service center operation in British Columbia, and in July 2003, we acquired Acier Leroux inc., the leading service center operation in Quebec. These acquisitions strengthened our Canadian service center market presence and were immediately accretive to Russel. Once we have completed an acquisition, we rationalize the operations and balance sheet and reinforce the best practices found in our combined operations.

      Multiple Business Segments and Diversified Service Center Customer Base. We operate in three segments of the metals distribution business, each with a distinct customer base and business cycle: service centers, energy sector and steel import/ export. Our largest segment, service centers, has a diversified customer base across a wide variety of industries, including machinery and equipment manufacturing, construction, shipbuilding and natural resources, such as mining and petroleum. Our focused segments, energy sector and steel import/ export, are not significantly dependent on any one customer. In 2003, our service center average order size was $989. In addition, in 2003, none of our approximately 18,000 service center customers accounted for more than 2% of our total revenues.

      Superior Service and Product Selection. We believe that we have a reputation for superior and timely service, and diverse product selection. Each of our service centers has the ability to offer one stop shopping to our customers. We also provide customized processing services and offer just-in-time delivery to quickly satisfy end user specifications. We have developed strong relationships with our customers and are able to identify their needs early so we can respond to short lead times or just-in-time delivery requirements common in the industry. Because local managers have significant operational control, our service centers can react quickly to changes in local markets and customer demands.

      Prudent Inventory Management. We manage our inventory to avoid unnecessary commitments of working capital while maintaining sufficient supply to respond quickly to customer orders. We tailor our inventory and processing services at each service center location to the needs of that particular market. The negotiation of purchase agreements with suppliers is centralized to leverage our buying power and global market insights; however, actual supply of inventory to each of our locations is determined by the branch management team. Local monitoring allows us to more accurately assess inventory requirements at each service center. We believe our decentralized inventory management, combined with our global market insights, has allowed us to react more quickly than many of our competitors to changing metals prices and customer needs, and to optimize our use of working capital. As a result of our prudent inventory management, our service centers turn their inventory 4 to 5 times per year while the industry average is lower. Given the particular importance of inventory management in the price-sensitive service center business, we believe that this gives us a significant competitive advantage.

      Experienced Management Team. Our senior executives and other key members of our management team have an average of 29 years of experience in the metals distribution business. To facilitate an entrepreneurial culture, our compensation policies, at both senior and local management levels, are based on the profitability and asset utilization of our business units.

Business Strategy

      Our primary goals are to continue to be a leading metals distribution company, increase our market share, expand services to customers and improve operating profits and cash flows. Our business strategies, aimed at achieving our goals, consist of the following:

      Managing Capital Utilization. We will continue to aggressively manage our balance sheet to reduce debt and to enable us to fund acquisitions, capital expenditures and working capital requirements from existing bank lines. We intend to continue to manage inventory based on our expected customer demands rather than speculate on market pricing which will enable us to maximize our inventory turns. We strive to maintain capital expenditures below our depreciation expense. Over the last 4 years, the ratio of our capital expenditure to depreciation was 85%, excluding expenditures of $22.7 million on a cut-to-length line and new facility for our B&T Steel division, which was substantially completed in 2003.

      Expanding through Select Acquisitions. Over the past few years, we have strengthened our Canadian franchise through acquisitions which we have rationalized and integrated with our existing operations. We now have a major presence in all of the Canadian regions. Management believes that maintaining and growing that strong position should be the primary strategic goal of our acquisition policy. We intend to continue to investigate acquisition opportunities that will be immediately accretive to earnings and that will enable us to build on our Canadian service center presence or extend our product offerings in Canada, such as increasing our share in flat rolled products and processing. In our energy and import/export operations, as well as our United States service center operations, we will continue to look for strong product niche players or strong regional operations. No significant acquisitions are currently contemplated.

      Decentralizing Operating Management Combined with Economies of Scale. We continue to manage our businesses on a decentralized basis, with local management accountable for day-to-day operations, profitability and growth of the business, which we believe fosters an entrepreneurial culture across our operations. Our localized operating management allows us to capitalize on name recognition, end user relationships of our businesses, and the local and regional market knowledge of the operations’ staff. In addition, management oversight through centralized purchasing, management information systems and cash management enables us to benefit from economies of scale and lower purchasing costs.

Acier Leroux Acquisition

      On July 3, 2003, we purchased Acier Leroux, a company specialized in the processing and distribution of various steel products from service center locations mainly in Ontario, Quebec and the Maritimes. We acquired Acier Leroux for $197.6 million which we funded with $20.0 million in new equity and borrowings of $177.6 million from our credit facility. For the 12 months ended July 3, 2003, Acier Leroux had revenues of approximately $401 million from its Canadian operations and approximately $70 million from its U.S. operations, which we have discontinued. The Acier Leroux acquisition has been accretive to our net earnings and to cash flow from the first month of the acquisition and has also helped strengthen our market positions in Ontario, Quebec and the Maritimes. When combined with our existing operations, we have been able to significantly reduce Acier Leroux’s working capital and increase cash flows principally as a result of operational synergies, rationalization of duplicate inventory and the sale of redundant assets. In 2003, we incurred restructuring charges of $3.6 million related to the acquisition and expect to incur additional charges in 2004.

      One of our business strategies is to combine new acquisitions with our existing operations and then rationalize any duplication. Immediately after the Acier Leroux acquisition, the combined Russel and Acier Leroux regional teams evaluated our existing operations along with the new Acier Leroux operations and developed restructuring plans in order to provide us with the strongest organization upon completion of the integration of Acier Leroux.

      In Quebec, the restructuring team has determined that all of the Acier Leroux facilities should remain open. In addition, we have changed the utilization of one of the two Acier Leroux facilities in Boucherville by transferring to it our non-ferrous business. We have distributed the balance of our ferrous inventory in Lachine, Quebec to existing Acier Leroux facilities in Quebec to enable the sale of the 212,000 square foot facility in Lachine in 2004. The rationalization of staff levels in the region has been completed.

      In the Maritimes, we have realigned our distribution network with the addition of Acier Leroux’s Sackville facility, which has enabled us to allow our Halifax operation to focus more on its immediate territory. Furthermore, we closed the Acier Leroux Dartmouth location and expect to sell it in 2004.

      In Ontario, we have begun the consolidation of our operations with those of Acier Leroux. Our Vantage Laser and Burlington plate operations, which were previously in leased facilities, are being reconfigured and combined in the vacant 124,000 square foot Acier Leroux Guelph facility. The refurbished Guelph facility will house all of our plate processing operations and plate inventory. Further consolidation is currently under review.

      The proceeds from the sale of the facilities in Dartmouth, Lachine and Cambridge will be used to further reduce the debt related to the Acier Leroux acquisition. In 2003, we disposed of two U.S. facilities generating $4.4 million.

      Each regional team determined that converting the Acier Leroux operations to our management information systems would be of significant benefit to the regional operations. The conversion to our management information systems for most operations in each of Quebec, the Maritimes and Ontario was completed in 2003.

Products, Services and Customers

Service Centers

      Our service centers sell plate, flat rolled carbon and other general line carbon steel products, as well as some stainless steel, aluminum and other non-ferrous specialty metal products in a wide range of sizes, shapes and specifications. General line steel products consisting of plate, structurals, bars, sheet, pipe, tubing and hollow structural steel tubing, are used by end users in a wide variety of industries. Within Canada, our steel service centers operate under the names Russel Metals, Métaux Russel, Drummond McCall, A. J. Forsyth, Acier Leroux, Acier Dollard, Acier Loubier, Ennisteel, Leroux Steel, Russel Leroux, Poutrelles Delta and Vantage Laser. Heavy gauge flat rolled operations are conducted by B&T Steel and McCabe, both located in Hamilton, Ontario. Our U.S. service center operations are conducted under the names Russel Metals Williams Bahcall and Baldwin International. The Williams Bahcall operation focuses primarily on the distribution of general line carbon products through three facilities in Wisconsin. Baldwin International distributes specialty alloy products through its facility in Ohio.

      Our service center operations also provide customized processing services to satisfy specifications established by end users. By providing these services, as well as by offering inventory management and just-in-time delivery, we enable end users to reduce their overall production costs and decrease capital required for raw materials and metals processing equipment. Our value added processes include, but are not limited to:

•	shearing, slitting and cutting to length: the cutting of metal into smaller pieces or into narrower coils;

•	laser, flame and plasma cutting: the cutting of metal to produce various shapes or parts according to end user supplied drawings;

•	leveling: the flattening of metal to uniform tolerances for proper machining;

•	tee-splitting: the splitting of metal beams;

•	edge trimming: removing a portion of the edges of coiled metal to produce uniform width and round or smooth edges; and

•	cambering: the bending of structural steel to improve load-bearing capabilities.

      In 2003, our service center segment handled an average of approximately 3,733 transactions per day with an average revenue of approximately $989 per transaction. Typically, our service center sales are made on an individual purchase order basis.

      Our service center operations provide products and services to end users in a wide variety of industries, including machinery and equipment manufacturing, construction, shipbuilding and natural resources, such as mining and petroleum. During 2003, no individual service center customer accounted for more than 2% of our total revenue.

Energy Sector

      Our energy sector distributes pipe, tube, valves and fittings primarily to the energy sector. Our energy sector consists of four businesses, each of which sells a distinct line of products. These businesses include:

Fedmet Tubulars — a distributor of oil country tubular goods (which includes casing and tubing) and line pipe and related products. Fedmet Tubulars’ sales office is located in Calgary, Alberta.

Triumph Tubular & Supply — a distributor of oil country tubular goods. Triumph’s sales office is located in Calgary, Alberta.

Comco Pipe and Supply Company — a distributor of pipe, valve and fitting products. Comco Pipe and Supply specializes in the supply and distribution of pipe and fluid handling products to the energy, construction, manufacturing, pulp and paper and mining industries. These products are distributed through facilities in Calgary and Edmonton, Alberta; Stonewall, Manitoba; and Guelph and Sarnia, Ontario.

Pioneer Pipe — a distributor and processor of steel pipe products to the construction, oil and gas and ski industries in the western United States. Pioneer Pipe has facilities in Aurora, Colorado and Lindon, Utah. These operations include Spartan Steel, headquartered in Evergreen, Colorado.

      The energy sector businesses sell a range of products to end users located primarily in western Canada and the western United States. During 2003, no individual energy sector customer accounted for more than 3% of our total revenue.

Steel Import/ Export

      Our import/ export operations primarily import foreign steel products into Canada and the United States and, to a lesser extent, export North American steel products to international end users. Revenues from these operations may vary substantially from year to year, depending primarily on general economic conditions in North America and in the export markets served by these operations. The import/ export operations take title of the steel they acquire.

      We specialize in the import into North America of carbon steel, plate, beams, channel, flat rolled products, rail and pipe products. Sales commitments for a significant portion of these products are obtained prior to their purchase or while the product is in production and transit. Products for which sales commitments have not been obtained are held in public warehouses for resale to North American service centers and other customers.

      Our import/ export segment is conducted through Wirth Steel located in Canada and the Sunbelt Group located in the United States.

      In 2003, no individual steel import/ export customer accounted for more than 1% of our total revenue.

Revenues by Product

      The following table sets out the revenues by product based on dollar revenues for the fiscal years ended December 31, 2003, 2002 and 2001.

Sales by Product Group

	Year ended December 31,

		% of		% of		% of
	2001	Total	2002	Total	2003	Total

	(in thousands, except percentages)
Carbon:
Plate (Discreet & Plate in Coil)	$304,112	21.7%	$342,666	24.4%	$350,082	23.1%
General Line:
Structurals (WF & I Beam, Angles, Channels, Hollow Tubes)	278,462	19.9%	256,721	18.3%	358,082	23.6%
Bars (Hot Rolled and Cold Finished)	94,441	6.7%	120,945	8.6%	135,057	8.9%
Tubing/Pipe (Standard, Oil Country Tubular Goods)	388,729	27.7%	346,892	24.7%	335,534	22.1%
Grating/ Expanded	11,215	0.8%	11,488	0.8%	15,708	1.0%
Flat Rolled (Sheet, Strip & Coil)	105,540	7.5%	118,392	8.5%	124,623	8.2%
Wire Rods/Wire Products	6,160	0.4%	—	—	2,404	0.2%
Flanges, Fittings & Valves	44,403	3.2%	49,866	3.6%	39,967	2.6%

Total Carbon	1,233,062	87.9%	1,246,970	88.9%	1,361,457	89.7%
Total Non-Ferrous (Sheet, Extrusion, Tubular Goods, Etc.)	114,398	8.2%	95,512	6.8%	81,648	5.4%
Other	55,049	3.9%	60,793	4.3%	73,985	4.9%

Total	$1,402,509	100.0%	$1,403,275	100.0%	$1,517,090	100.0%

Metal Suppliers

      North American steel mills are the primary source of supply for our service centers. In addition, we purchase steel from international sources when steel is either not available or is not priced on a competitive basis in North America. This includes circumstances where the particular product is in short supply or where North American mills do not produce the particular product. We have developed an effective coordinated purchasing program that allows us to derive economies of scale through volume purchases, and also allows us to access metal supplies globally. Substantially all of our purchases are made under existing purchase orders and we have no material long-term metal supply contracts. We believe that alternate suppliers are available with respect to all of our product lines and our service center operations generally maintain multiple suppliers for all product lines.

      Our Canadian service center operations have over 200 suppliers. Purchases from our four largest suppliers represented approximately 39% of the requirements of the Canadian service center operations in 2003. We believe that we are one of the largest purchasers from most Canadian and many U.S. steel mills. Our U.S. service center operations have more than 50 suppliers with no significant exposure to any one supplier or mill.

      The primary sources of supply for the energy sector are the pipe processing arms of North American steel mills and independent manufacturers of pipe and accessories. During 2003, the largest single supplier of the energy sector represented approximately 20% of energy sector purchases.

      The steel import/export sector deals on a regular basis with multiple suppliers in 13 countries around the world. In 2003, the largest single supplier represented approximately 10% of the purchases by the steel import/export segment.

Competition

      Our Canadian service centers compete with other service centers that are regional and local in geographic coverage and our U.S. service centers compete with other service centers that are national, regional and local in geographic coverage. The service center industry is highly competitive with competition focused on price, product availability and quality, processing capability and on-time delivery.

      We believe that our service center operations are favorably positioned with respect to our competitors for several reasons. First, the geographic scope and diversity of our Canadian operations and the breadth of our product line allow us to service national and regional end users throughout Canada. We believe that we provide our Canadian end users with a wider range of products and more value-added services than many of our regional or local competitors. Second, we believe that our access to and contact with international markets through our steel import/export business not only provides us with certain purchasing and distribution advantages over many of our competitors, but also enables us to better anticipate trends and opportunities in the domestic and international steel markets, allowing us to more proactively manage our inventory.

      The energy sector distribution industry is very diverse and is made up of many small private companies each having a unique product offering. Generally, companies in this industry are regional in geographic coverage and focus on specific market niches. These companies typically carry a broad product line and competition is focused on price, product availability and quality and on-time delivery.

      Our steel import/export operations compete with other international steel importers and exporters, as well as steel producers in the destination market. Competition focuses on price, product quality and availability, and terms of shipment (including freight costs, which vary and can be as much as 15% of the landed cost of a product). The business is highly dependent on global economic conditions and on the relationships we have with our international network of suppliers and customers.

Properties

      We have 70 warehouse facilities, 63 in Canada and 7 in the United States. Our import/export operations and two of our energy sector operations distribute goods that are held in public warehouses or yards until sold.

      Set forth below is certain information, as of December 31, 2003, with respect to our principal operating facilities.

	Number of
	Facilities		Approximate Square Feet

	Owned	Leased	Owned	Leased	Total

Service Center Distribution
Canada
British Columbia	8	—	257,130	—	257,130
Alberta	4	4	123,723	46,934	170,657
Saskatchewan	3	—	52,260	—	52,260
Manitoba	2	3	199,296	79,500	278,796
Ontario	7	7	611,237	215,399	826,636
Quebec	14	1	927,980	7,600	935,580
New Brunswick	3	—	74,400	—	74,400
Nova Scotia	1	—	50,880	—	50,880
Newfoundland	1	—	19,200	—	19,200

Total	43	15	2,316,106	349,433	2,665,539

United States
Wisconsin	1	2	30,016	183,977	213,993
Ohio	1	—	41,040	—	41,040

Total	2	2	71,056	183,977	255,033

Energy Sector Distribution
Canada
Alberta	1	1	45,000	8,100	53,100
Manitoba	—	1	—	28,000	28,000
Ontario	—	2	—	32,200	32,200

Total	1	4	45,000	68,300	113,300

United States
Utah	—	1	—	14,400	14,400
Colorado	—	1	—	800	800

Total	—	2	—	15,200	15,200

Steel Import/ Export
United States
Texas	—	1	69,440	—	69,440

Non-Metal Operations

      The remaining non-metals operation, Thunder Bay Terminals, covers an area of approximately 290 acres. Most of the property is under long-term leases. A coal handling system is located at the site and comprises a number of structures, including structures which trains enter to be unloaded, and ship docking facilities. Coal storage structures and equipment are also located at the site. All the structures and most of the equipment are owned by Thunder Bay Terminals.

Employees

      As at December 31, 2004, we had approximately 2,500 full-time and full-time equivalent employees. Approximately 250 of these employees are located in the United States. We have 37 collective bargaining agreements covering approximately 1,050 employees at 40 of our locations, three of which have expired and are currently being negotiated. Through to the end of 2004, there are 14 other collective bargaining agreements covering approximately 360 employees which we intend to renegotiate prior to their expiration. We have maintained generally favorable relations with our employees. Since 2001, we have experienced no work stoppages at any of our locations and have successfully renegotiated 41 collective agreements in that period. In October 2002, Acier Leroux experienced a labor dispute that occurred at its Ennisteel facility where work stopped for a period of two weeks.

Legal Proceedings

      From time to time, we are involved in legal proceedings relating to claims arising out of our operations in the ordinary course of business. We do not believe that there are any material proceedings, pending or threatened against us or any of our properties other than those discussed in this prospectus under “Environmental regulation.”

ENVIRONMENTAL REGULATION

      We are subject to a variety of federal, provincial, territorial, state and local environmental laws and regulations in Canada and the United States. Such laws and regulations relate to, among other things, the discharge of contaminants into water and air and into and onto land, the disposal of waste, the handling, storage and transportation of hazardous materials and the storage of materials in underground tanks. In particular, operations divested between 1991 and 1997 included chrome plating facilities and the transportation and storage of petroleum products. We could be responsible for clean up of or damages from releases of hazardous materials on or emanating from the properties where these operations were conducted.

      In Canada, while there are federal environmental statutes such as the Canadian Environmental Protection Act, 1999, the Fisheries Act, and the Transportation of Dangerous Goods Act, 1992 which apply to us, each Canadian province and territory and most municipalities in which we operate also enact and enforce their own environmental laws. In the United States, the primary federal regulatory laws to which we are subject include the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and the Clean Water Act. We are also subject to environmental regulation at the state and local levels in the United States.

      We believe that our current operating facilities are in material compliance with applicable environmental laws and regulations.

Present Actions

      The following paragraphs summarize significant environmental litigation, regulatory action and remediation in which we are presently involved. The anticipated expenditures on these sites all relate to previously divested or discontinued operations.

Denton, Maryland

      Pursuant to a Consent Order issued by the Maryland Department of the Environment in 1987 and subsequently amended in April 1993, one of our non-operating subsidiaries is treating groundwater contaminated with volatile organic compounds from a former manufacturing facility on its property in Denton, Maryland. The 1993 amendment to the Consent Order allows the subsidiary to focus the remediation project on localized areas of contamination. To date, approximately US$2.3 million has been expended in connection with the investigation and remediation of groundwater on this site. The recurring annual cost to operate and maintain the treatment system is approximately US$40,000. In addition, we are incurring an expense of approximately US$60,000 before the end of 2004 to restore the system to optimum operating efficiency.

Gary, Indiana

      In 1992, a subsidiary of ours entered into an Agreed Order with the Indiana Department of Environmental Management (“IDEM”) requiring a limited assessment of soil and groundwater at its previously leased property in Gary, Indiana where the subsidiary, prior to the divestiture of the business, operated a chrome plating facility. The subsidiary has signed a further Modified Agreed Order that commits it to perform a Groundwater Evaluation Study Plan (the “GESP”) and, if required by IDEM, a Groundwater Remediation Project. The GESP has been completed in stages, with interaction with IDEM at each stage. The final stage has been submitted to IDEM for its review and comment. IDEM has required certain remediation and monitoring measures, which have been partially implemented. Discussions with IDEM continue to determine the degree of remediation that is necessary. Approximately US$2.8 million has been expended to date in connection with the investigation, assessment and remediation of the soil and groundwater at the site. Until the discussions with IDEM are completed, additional costs to complete the investigation and remediation of the site cannot be estimated with any certainty; however, we believe that such additional costs will continue for an indefinite period and will not likely exceed US$1.0 million.

Hamilton, Ontario

      Contamination was discovered in 1991 by a subsidiary of ours on its property in Hamilton, Ontario, resulting from its historic, on-site chrome plating operations. The contamination, which consists primarily of chromium, was reported to the Ontario Ministry of Environment (the “MOE”) and the local municipality. The subsidiary retained environmental consultants to determine the extent of contamination on the site and on neighboring properties and has developed a plan to deal with the contamination, which has been reviewed by the MOE. This plan involves the use of a groundwater extraction and treatment system which has been installed and is presently remediating both contamination on site and that caused by the subsidiary on neighboring properties. The subsidiary has proposed, and the MOE has accepted, certain actions to improve and accelerate the remediation which commenced during 2002. To date, approximately $2.9 million has been expended and we expect that the groundwater extraction and treatment will continue indefinitely at an annual cost including operating and maintenance expenses of approximately $150,000.

Whitehorse, Yukon and Skagway, Alaska

      Certain of our subsidiaries operated a petroleum distribution business in Alaska, Yukon and northern British Columbia including a petroleum pipeline between Whitehorse, Yukon and Skagway, Alaska. This business was sold as of June 1, 1995. We continue to own properties in Skagway and in Whitehorse formerly used in connection with that business including petroleum tank farms. The petroleum tanks and pipelines have been removed from these properties. The surface clean-up of the former Skagway tank farm was started in 1999 and is now substantially completed. Remedial work for the property in Whitehorse known as the upper tank farm has also been substantially completed and the results are before the Canadian National Energy Board and the Yukon Territorial government for approval. We do not anticipate any further material costs with respect to either the former Skagway tank farm or the upper tank farm at Whitehorse.

      In addition, the purchasers of the petroleum distribution business have filed a complaint in Alaska and a writ in the Yukon Territory against us relating to environmental contamination at the Whitehorse lower tank farm and a historical barrel washing pit sold with the petroleum distribution business. The actions relate to petroleum hydrocarbons and also lead, zinc and other contaminants. On October 5, 2000, Orders were issued by the Yukon Territorial government pursuant to the Environment Act (Yukon) against us and other responsible parties to investigate, establish a plan of restoration and restore this site. As of March 20, 2002, the Yukon Territorial government vacated these Orders; however, it has advised that it remains of the view that investigation and restoration remain necessary. Consequently, we and some others are continuing the investigation of the property and development of an acceptable restoration plan. A proposed risk-based remedial approach for the site is being considered by the Yukon Territorial government. Our final costs with respect to these issues cannot be determined until a remedial approach has been decided, a restoration plan has been approved, and third party liability, if any, has been taken into account. We cannot assure you that costs with respect to this matter will not be material.

MANAGEMENT

      The following table sets forth certain information with respect to our directors and executive officers.

Name	Age	Position

Edward M. Siegel. Jr.	61	President, Chief Executive Officer and Director
Anthony F. Griffiths	73	Chairman and Director
Brian R. Hedges	51	Executive Vice-President and Chief Financial Officer
Marion E. Britton	48	Vice President, Controller and Assistant Secretary
James F. Dinning(1)	51	Director
Carl R. Fiora(1)	69	Director
Robbert Hartog(1)	85	Director
Lise Lachapelle	54	Director
John W. Robinson	71	Director
Arni C. Thorsteinson(1)	55	Director

(1)	Member of Audit Committee

      Edward M. Siegel, Jr. has served as our President and Chief Executive Officer since August 1997 and as a Director since May 1998. From March 1997 to August 1997, Mr. Siegel served as Executive Vice-President and Chief Operating Officer. Prior to March 1997, Mr. Siegel served for five years as the Chief Operating Officer of our energy and import/ export segment.

      Anthony F. Griffiths has served as our Chairman of the Board and as a Director since May 1997. From 1985 to 1993 Mr. Griffiths served in several capacities at Mitel Corporation, including Chief Executive Officer and Chairman. From 1993 to present, Mr. Griffiths has been associated with various companies acting as an independent consultant. Mr. Griffiths is a director and Chairman of Slater Steel Inc., Brazilian Resources, Inc. and Novadaq Technologies Inc. and a Director of ShawCor Ltd., Vitran Corporation, Calian Technology Ltd., Fairfax Financial Holdings Limited and Leitch Technology Corp. Fairfax Financial Holdings Limited is the controlling shareholder of Hamblin Watsa Investment Counsel Ltd., which is a major shareholder of ours.

      Brian R. Hedges has served as our Executive Vice-President and Chief Financial Officer since June 1994. Prior to this, Mr. Hedges was President and CEO of Gandalf Technologies Inc., a telecommunications company.

      Marion E. Britton was appointed Vice President and Controller in May 1996 and Assistant Secretary in May 1995. Prior to that she held various finance positions with us. Prior to joining the Company, Ms. Britton was a senior manager with a major chartered accounting firm.

      James F. Dinning was appointed a Director in February 2003. He is currently the Executive Vice President of TransAlta Corporation, an electric generation and marketing company. Prior to joining TransAlta in 1997, Mr. Dinning held several key positions during his 11 years as a member of the legislative assembly in Alberta. He was provincial treasurer from 1992 to 1997. Mr. Dinning is a director on the boards of Finning International Inc., Shaw Communications Inc. and Western Financial Group Inc.

      Carl R. Fiora was appointed a Director in May 1994. Prior to his retirement in 1990, he was the President and Chief Executive Officer of Armco Steel Company, L.P. Mr. Fiora is a director of First Financial Bancorp.

      Robbert Hartog was appointed a Director in May 1997. Mr. Hartog is President of Robhar Investment Company, a private investment company. Mr. Hartog is a director of Fairfax Financial

Holdings Limited. Fairfax Financial Holdings Limited is the controlling shareholder of Hamblin Watsa Investment Counsel Ltd., which is a major shareholder of ours.

      Lise Lachapelle was appointed a Director in May 1996. She was the President and Chief Executive Officer of The Forest Products Association of Canada (formerly known as The Canadian Pulp and Paper Association) from September 1994 to 2001. Prior to September 1994, she was President of Strategico Inc. for one year and a consultant with Strategico for three years. Ms. Lachapelle is a director of Abitibi-Consolidated Inc., Industrielle-Alliance, BNP-Paribas (Canada), INNERGEX Energy Income Fund and Mirabaud Canada Inc.

      John W. Robinson was appointed a Director in May 1995. He was the President and Chief Executive Officer of SMP Steel Corp., a metals processing company, from December 1989 to December 1998.

      Arni C. Thorsteinson was appointed a Director in May 1985. He has been the President of Shelter Canadian Properties Limited, a real estate development and management company, since 1971. He is also a director of Bird Construction Company Limited, Consolidated Properties Ltd., Onex Corporation, Tri-White Corporation and Lanesborough Real Estate Investment Trust.

Individual Bankruptcies

      Other than Arni C. Thorsteinson, who in 1996 made a proposal under applicable bankruptcy legislation and who fully performed the terms of the proposal, no current or proposed director or officer is, or has, within the ten years preceding the date hereof, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

RELATED PARTY TRANSACTIONS

Employment, Retiring Allowance and Change of Control Agreements

      We entered into an employment agreement with Mr. Siegel which provided for his employment as our President and Chief Executive Officer effective August 12, 1997. The agreement provided for compensation with respect to Mr. Siegel’s annual base salary, bonus entitlement (expressed as a variable percentage of his base salary which increases with the level of basic earnings per share of Russel) and grant of options to acquire common shares. Pursuant to this agreement, Mr. Siegel is entitled to be compensated for the difference in effective income tax rates in Canada and the United States. Mr. Siegel is entitled to benefits similar to those enjoyed by our other executive officers pursuant to our normal benefit plans, practices and policies. Mr. Siegel’s employment agreement provides for severance pay equal to two times his annual salary, plus amounts estimated to be payable pursuant to any profit sharing, incentive compensation or bonus program, in the event that his employment is terminated without just cause.

      In 2000, one of our subsidiaries signed an agreement with Mr. Siegel to fund a Split Dollar Whole Life Insurance Policy. The agreement requires the subsidiary to pay up to US$200,000 per year for approximately 13 years to fund a Whole Life Insurance Policy for US$6.5 million. The premiums paid by the subsidiary will be reimbursed from the insurance proceeds or from the excess cash surrender value commencing when the Whole Life Insurance Policy has been fully funded.

      We have entered into a supplementary retiring allowance agreement with Mr. Hedges. Under such agreement he becomes entitled to a maximum annual pension at age 65 equal to the product obtained by multiplying 3% of 12 times the average of his monthly salary for the 36 consecutive month period during which he obtained his highest salary, by the number of years of service (to a maximum of 20, including periods of permanent disability), less the annual amount of his pension under our registered pension plans, and less the amount of the Canada Pension Plan pension benefit payable on the date of retirement. If Mr. Hedges ceases to be employed by us prior to age 65 and he elects to accelerate the payment of his supplementary pension, the annual amount to which he will be entitled will be reduced by  1/2 of 1% for each calendar month prior to the first month in which he would be 65 years of age. On the death of Mr. Hedges following retirement, his surviving spouse would become entitled to a pension of  2/3 of his supplementary pension. If there is no surviving spouse, a lump sum is payable to a named beneficiary in the amount of 60 times the monthly pension benefit, less any amount paid to the executive officer during his lifetime pursuant to the supplementary retiring allowance agreement. The agreement also provides for payment in the event of death and for payments in the event of termination of employment without just cause following a change of control of Russel. Payments under the supplementary retiring allowance agreement are paid when due out of our general funds.

      We have entered into change of control employment agreements with Messrs. Siegel and Hedges providing for the continued employment of Mr. Siegel for two years and Mr. Hedges for three years following a change of control and for severance payments in certain circumstances in the event of the termination of their employment within such period. Such circumstances include termination of employment (other than for just cause, disability or retirement) or termination of employment of the executive officer for good reason.

      A “change of control” includes the acquisition of effective control of us by a person or group of persons acting in concert and a determination by our directors that a change of control has occurred or is about to occur. For such purpose, any person or group holding our securities which entitle such holder or holders to cast more than 25% of the votes attaching to all shares in our capital which may be cast to elect our directors shall be deemed to be in a position to exercise effective control of us. A change of control will also have occurred if incumbent directors cease to constitute a majority of our Board of Directors. Upon termination in the foregoing circumstances, Mr. Siegel is entitled to receive a lump sum payment of two, and Mr. Hedges is entitled to receive a lump sum payment of three, times their then current salary, including amounts estimated to be payable pursuant to any profit sharing, incentive compensation or bonus program. Mr. Siegel and Mr. Hedges are also entitled to receive an amount on account of the value of all options or other rights to acquire Russel shares held by them or to which they would have been entitled, an amount on account of pension benefits to which they would have been entitled and certain other benefits.

Loans to Officers

      We have no outstanding loans to any of our directors or officers.

SIGNIFICANT SHAREHOLDERS

      As at March 31, 2004, we had 48,971,142 common shares. All common shares carry the same voting rights. Based on information confirmed through public filings, Hamblin Watsa Investment Counsel Ltd., which owns 9,358,200 or 19.1% of our common shares, is the only holder of 10% or more of our common shares. Hamblin Watsa Investment Counsel Ltd. is a subsidiary of Fairfax Financial Holdings Limited.

DESCRIPTION OF OTHER INDEBTEDNESS

Credit Facility

      We have a bank credit facility dated as of December 19, 1995, as amended, with a syndicate of Canadian and U.S. banks. This credit facility expires on June 19, 2005 and may be extended, with the consent of the banks. Under the credit facility, we are permitted to borrow up to $253.8 million. The credit facility provides the following facilities: (i) an operating facility of up to $213.8 million (or the equivalent amount in U.S. dollars); (ii) a swingline of up to $25.0 million; and (iii) a swingline of up to the U.S. equivalent of $15.0 million. At December 31, 2003, we were entitled to borrow $253.8 million, including letters of credit. At December 31, 2003, we had $79.0 million borrowings and had $25.7 million in letters of credit under this facility.

      In addition, the credit facility requires us to satisfy certain financial covenants, including the maintenance of certain financial ratios. The credit facility also contains other covenants which, among other things, limit or restrict our ability, without majority lenders prior written consent, to: incur or guarantee indebtedness, encumber our assets, enter into amalgamation or winding-up transactions, dispose of our assets, change our business, make capital expenditures and acquisitions, enter into transactions which would result in any change of control or prepay or redeem certain indebtedness. The credit facility is secured by a pledge of all of our trade accounts and inventories and substantially all of those of our subsidiaries.

      Events of default under the credit facility include: (i) default in payment of principal or interest when due on advance; (ii) neglect to carry out or observe any covenant under the credit facility; (iii) an event of default under any agreement with respect to borrowed money or a guarantee thereof which continues beyond the applicable grace period, if any, so that an amount exceeding $5 million shall be or become due and payable prior to normal maturity; (iv) an event by which we shall become insolvent, make a general assignment for the benefit of creditors, institute or have instituted against us bankruptcy, liquidation, winding-up, reorganization or other insolvency proceedings or have proceedings commenced to appoint a receiver, trustee or similar official for any substantial part of our assets; (v) any judgment for the payment of money being entered against us above a specified threshold and in connection with which enforcement proceedings shall have been commenced or the judgment shall have remained unstayed for 30 consecutive days; and (vi) the incurrence by us of an environmental liability with remediation costs expected to be above a specified threshold.

      In addition, certain of our U.S. subsidiaries have their own one year bank credit facilities. The maximum borrowing under these facilities is US$35.0 million. At December 31, 2003, these subsidiaries had no borrowings and had letters of credit of US$9.4 million.

DESCRIPTION OF THE NOTES

      The Original Notes were, and the Exchange Notes will be, issued under an Indenture, dated as of February 20, 2004, between Russel Metals and U.S. Bank National Association, as trustee. The Indenture complies with the Trust Indenture Act of 1939. In this section, the Original Notes and the Exchange Notes are collectively referred to as the “notes”. The Exchange Notes evidence the same indebtedness as the Original Notes and are identical in all material respects to the terms of the Original Notes, except for certain transfer restrictions and registration rights relating to the Original Notes and except that, in certain circumstances, the rate per annum at which the Original Notes bear interest could be increased. For a description of those circumstances, see “Exchange Offer; Registration Rights”. The terms of the notes will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The Registration Rights Agreement referred to under the heading “Exchange Offer; Registration Rights” sets forth rights you have to require us to register your notes with the SEC.

      You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” Unless the context otherwise requires, in this description, “Russel Metals” refers only to Russel Metal Inc. and not to any of its subsidiaries.

      You are encouraged to read the Indenture and the Registration Rights Agreement because they, and not this description, define your rights as a holder of the notes. Both the Indenture and the Registration Rights Agreement have been filed as exhibits to the registration statement to which this prospectus forms a part. In addition, copies of the Indenture and the Registration Rights Agreement are available upon request to Russel Metals at the address indicated under “Where You Can Find More Information.”

Principal, Maturity and Interest

      On February 20, 2004, Russel Metals issued US$175.0 million aggregate principal amount of the Original Notes and, subject to compliance with the limitations described under “— Certain Covenants — Limitation on Debt,” may in the future issue an unlimited principal amount of additional notes at later dates under the same Indenture (“Additional Notes”). Any Additional Notes that Russel Metals issues in the future will be identical in all respects to the notes and will form a single series with the notes, except that any Additional Notes will have different issuance dates and may have different issuance prices. Russel Metals will issue Additional Notes only in fully registered form without coupons, in denominations of US$1,000 and integral multiples of US$1,000.

      The notes will mature on March 1, 2014.

      Interest on the notes will accrue at a rate of 6 3/8% per annum and will be payable semi-annually in arrears on March 1 and September 1, commencing on September 1, 2004. Russel Metals will pay interest to those persons who were holders of record on the February 15 or August 15 immediately preceding each interest payment date. Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

      The interest rate on the notes will increase if:

(1)	Russel Metals does not file on a timely basis either:

•	a registration statement to allow for an exchange offer or

•	a resale shelf registration statement for the notes;

(2)	one of the registration statements referred to above is not declared effective on a timely basis;

(3)	the exchange offer referred to above is not consummated on a timely basis; or

(4)	certain other conditions are not satisfied as described under “Exchange Offer; Registration Rights.”

      Any interest payable as a result of any such increase in interest rate is referred to as “Special Interest” and all references to interest in this description include Special Interest. You should refer to the description under the heading “Exchange Offer; Registration Rights” for a more detailed description of the circumstances under which the interest rate will increase.

Ranking

      The notes will be:

•	general unsecured obligations of Russel Metals ranking equally in right of payment to all existing and any future unsecured debt of Russel Metals that is not, by its terms, expressly subordinated in right of payment to the notes;

•	effectively subordinated to all existing and any future secured debt of Russel Metals to the extent of the assets securing such debt; and

•	senior in right of payment to any future subordinated debt of Russel Metals.

      As of the date of the Indenture, the notes were not, and as of the date hereof are not, guaranteed by any of Russel Metals’ Subsidiaries, and will therefore be effectively subordinated to any existing and future liabilities of any Subsidiaries of Russel Metals. In the event of a bankruptcy, liquidation or reorganization of any of Russel Metals’ Subsidiaries, the Subsidiaries that are not Subsidiary Guarantors, will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to Russel Metals or a Subsidiary Guarantor. Russel Metals’ Subsidiaries generated approximately 25% of Russel Metals’ consolidated revenues in the fiscal year ended December 31, 2003 and held approximately 25% of the consolidated assets of Russel Metals as at December 31, 2003.

      As at December 31, 2003, after giving effect to the Transactions:

•	Russel Metals would have had $226.2 million of debt, of which $30.8 million would have been secured; and

•	Russel Metals’ Subsidiaries would have had approximately $62 million of debt and other liabilities (excluding intercompany debt).

      As of the date of the Indenture, all of Russel Metals’ Subsidiaries were, and as of the date hereof continue to be, “Restricted Subsidiaries.” However, under the circumstances described below under the caption “— Certain Covenants — Unrestricted Subsidiaries,” Russel Metals will be permitted to designate certain of its Subsidiaries as “Unrestricted Subsidiaries.” Russel Metals’ Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture.

Subsidiary Guarantees

      The Indenture requires that a Restricted Subsidiary must guarantee the notes in order to be able to Incur Debt pursuant to the provisions of the Indenture described in the first paragraph under the “Limitation on Debt” covenant below.

      Each Subsidiary Guarantor will unconditionally guarantee, on a joint and several basis with all other Subsidiary Guarantors, all of Russel Metals’ obligations under the notes, including its obligations to pay principal, interest, and premium, if any, with respect to the notes. The Subsidiary Guarantees will be general unsecured obligations of the Subsidiary Guarantors and will rank equally with all existing and future unsecured debt of the Subsidiary Guarantors that is not, by its terms, expressly subordinated in right of payment to the Subsidiary Guarantees. The Subsidiary Guarantees will be effectively subordinated to any existing and all future secured debt of the Subsidiary Guarantors to the extent of the assets securing such debt. The obligations of each Subsidiary Guarantor are limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Subsidiary Guarantee or pursuant to its contribution obligations under the Indenture, will result in the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under United States or Canadian law. Each Subsidiary Guarantor that makes a payment or distribution under a Subsidiary Guarantee shall be entitled to a contribution from each other Subsidiary Guarantor in an amount pro rata, based on the net assets of each Subsidiary Guarantor determined in accordance with GAAP. Except as provided in “Certain Covenants — Limitation on Asset Dispositions,” Russel Metals will not be restricted from selling or otherwise disposing of any of the Subsidiary Guarantors or their assets.

      The Indenture provides that:

(i) in the event of a sale or other disposition, by way of merger, consolidation or otherwise, of all the Capital Stock of any Subsidiary Guarantor to any Person that is not an Affiliate of Russel Metals, such Subsidiary Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee; provided that the Net Available Proceeds from such sale or other disposition is applied in accordance with the applicable provisions of the Indenture. See “Certain Covenants — Limitation on Asset Dispositions;”

(ii) upon the repayment in full, release or discharge of all Debt of a Subsidiary Guarantor Incurred pursuant to the first paragraph under the “Limitation on Debt” covenant (including any refinancings thereof), such Subsidiary Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee; and

(iii) upon the designation of any Subsidiary Guarantor as an Unrestricted Subsidiary in accordance with the terms of the Indenture, such Subsidiary Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee.

Optional Redemption

General

      The notes are subject to redemption at the option of Russel Metals, in whole or in part, at any time on or after March 1, 2009 and prior to maturity, upon not less than 30 nor more than 60 days’ notice mailed to each Holder of notes to be redeemed at such Holder’s address appearing in the Register, in amounts of US$1,000 or an integral multiple of US$1,000, at the following Redemption Prices (expressed as percentages of the principal amount) plus accrued interest to but excluding the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date), if redeemed during the 12-month period beginning on of the years indicated:

Redemption
Year	Price

2009	103.188%
2010	102.125%
2011	101.063%
2012 and thereafter	100.000%

      In addition, the notes are subject to redemption prior to March 1, 2007 only in the event that Russel Metals receives net proceeds from the sale of its Common Stock in one or more Public Equity Offerings, in which case Russel Metals may, at its option, use all or a portion of any such net proceeds to redeem notes in a principal amount of at least US$5.0 million and up to an aggregate amount equal to 35% of the original principal amount of the notes (including Additional Notes); provided, however, that notes in an amount equal to at least 65% of the original principal amount of the notes (including Additional Notes) remain outstanding after each such redemption. Any such redemption must occur on a Redemption Date within 75 days of the completion of such Public Equity Offering and upon not less than 30 nor more than 60 days’ notice mailed to each Holder of notes to be redeemed at such Holder’s address appearing in the

Register, in amounts of US$1,000 or an integral multiple of US$1,000, at a redemption price of 106.375% of the principal amount of the notes plus accrued interest to but excluding the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date).

      If less than all the notes are to be redeemed, the Trustee shall select, in such manner as it shall deem fair and appropriate, the particular notes to be redeemed or any portion thereof that is an integral multiple of US$1,000.

Redemption for Changes in Withholding Taxes

      The notes are subject to redemption at the option of Russel Metals, as a whole but not in part, at any time upon not fewer than 30 nor more than 60 days’ notice mailed to each Holder of notes at the addresses appearing in the Register at a redemption price equal to 100% of the principal amount of the notes plus accrued interest, to but excluding the Redemption Date if Russel Metals has become or would become obligated to pay on the next date on which any amount would be payable under or with respect to the notes, any Additional Amounts as a result of any change or amendment to the laws (or regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein) (collectively, a “Taxing Authority”), or any change in or amendment to any official position or administration or assessing practices regarding the application or interpretation of such laws or regulations, which change or amendment is announced or becomes effective on or after the date of the Indenture. See “— Additional Amounts.”

Sinking Fund

      There is no mandatory sinking fund payments for the notes.

Certain Covenants

      Limitation on Debt. Russel Metals may not Incur any Debt, and may not permit any Restricted Subsidiary to Incur or suffer to exist any Debt, except that Russel Metals and its Subsidiary Guarantors may Incur Debt if, after giving pro forma effect to the Incurrence of such Debt and the receipt and application of the proceeds thereof, the Consolidated Cash Flow Coverage Ratio of Russel Metals would be greater than 2.0 to 1.0.

      Notwithstanding the foregoing limitation, the following Debt may be Incurred:

(i) Debt Incurred by Russel Metals or any Restricted Subsidiary under Credit Facilities in an aggregate principal amount at any one time outstanding pursuant to this clause (i), which, together with any Debt outstanding under clauses (vi) (including any refinancing thereof under clause (x)) and (xii) of this covenant, does not exceed the greater of (A) US$250 million or (B) the Borrowing Base of Russel Metals and its Restricted Subsidiaries on a consolidated basis as of the end of the most recently completed fiscal quarter for which quarterly or annual financial statements are available;

(ii) Debt consisting of Guarantees by Russel Metals or any Restricted Subsidiary of Debt Incurred by Russel Metals or a Restricted Subsidiary otherwise permitted under the Indenture other than, in the case of a Restricted Subsidiary that is not a Subsidiary Guarantor, Debt Incurred pursuant to the first paragraph of this covenant;

(iii) Debt (other than Debt described in another clause of this covenant) outstanding on the date of original issuance of the notes;

(iv) Debt owed by Russel Metals to any Restricted Subsidiary of Russel Metals for which fair value has been received or Debt owed by a Restricted Subsidiary of Russel Metals to Russel Metals or a Restricted Subsidiary of Russel Metals; provided, however, that (A) any such Debt owing by Russel Metals to a Restricted Subsidiary shall be Subordinated Debt evidenced by an inter-company promissory note and (B) upon either (1) the transfer or other disposition by such Restricted

Subsidiary or Russel Metals of any Debt so permitted to a Person other than Russel Metals or another Restricted Subsidiary of Russel Metals or (2) in the case of Debt owed to a Restricted Subsidiary, such Restricted Subsidiary ceases to be a Restricted Subsidiary, the provisions of this clause (iv) shall no longer be applicable to such Debt and such Debt shall be deemed to have been Incurred at the time of such transfer or other disposition or the date such Subsidiary ceased to be a Restricted Subsidiary;

(v) Purchase Money Secured Debt and Capital Lease Obligations Incurred by Russel Metals or any Restricted Subsidiary pursuant to this clause (v) in an aggregate principal amount at any one time outstanding not to exceed US$25 million; provided, however, that in the case of any Capital Lease Obligation, the principal amount of such Capital Lease Obligation does not, at the time of Incurrence, exceed the fair market value of the property acquired in connection with such Capital Lease Obligation;

(vi) Debt Incurred by a Person prior to the time (A) such Person became a Restricted Subsidiary of Russel Metals, (B) such Person amalgamated, merged or consolidated with or into a Restricted Subsidiary of Russel Metals or (C) another Restricted Subsidiary of Russel Metals amalgamated, merged or consolidated with or into such Person (in a transaction in which such Person became a Restricted Subsidiary of Russel Metals) and Debt Incurred by such Person or a Restricted Subsidiary in connection with, as a result of, or in anticipation of, such transaction, provided that the amount of Debt at any one time outstanding under this clause (vi) (including any refinancing thereof pursuant to clause (x)), which, together with any Debt at any one time outstanding under clauses (i) and (xii) of this covenant, does not exceed the greater of (x) US$250 million and (y) the Borrowing Base of Russel Metals and its Restricted Subsidiaries on a consolidated basis as of the end of the most recently completed fiscal quarter for which quarterly or annual financial statements are available after giving effect, on a pro forma basis, to the transactions contemplated by this clause (vi);

(vii) Debt Incurred by Russel Metals or any Restricted Subsidiaries consisting of Permitted Interest Rate, Currency or Commodity Price Agreements;

(viii) Debt of Russel Metals evidenced by the notes (not including any Additional Notes) issued in this offering and the Exchange Notes issued in exchange for such notes and any Subsidiary Guarantees thereof;

(ix) Debt (A) in respect of bid, performance, surety or appeal bonds provided in the ordinary course of business, including letters of credit or letters of Guarantee securing obligations of Russel Metals or Restricted Subsidiaries relating to the closure, reclamation or remediation of current or past operations, (B) in respect of letters of credit provided in the ordinary course of business, and (C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of Russel Metals or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary of Russel Metals or any of its Restricted Subsidiaries and not exceeding the gross proceeds therefrom, other than Guarantees of Debt Incurred by any Person acquiring all or any portion of such business or assets of Russel Metals or any of its Restricted Subsidiaries for the purpose of financing such acquisition;

(x) Debt which is exchanged for or the proceeds of which are used to refinance or refund, or any extension or renewal of, the notes or outstanding Debt Incurred pursuant to the first paragraph of this covenant, or clauses (iii), (vi) or (viii) of this covenant (each of the foregoing, a “refinancing”) in an aggregate principal amount not to exceed the principal amount of the Debt so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Debt so refinanced or the amount of any premium reasonably determined by Russel Metals as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the expenses of Russel Metals or the Restricted Subsidiary, as the case may be, Incurred in connection with such refinancing; provided, however, that (A) Debt, the proceeds of which are used to refinance the notes or Debt which is pari passu with or subordinate in right of payment to the notes or a Subsidiary Guarantee shall only be permitted if (1) in the case of any refinancing of the notes or Debt which is pari passu to the notes or such Subsidiary Guarantee, the refinancing Debt is made pari passu to the notes or subordinated to the notes or such Subsidiary Guarantee, and (2) in the case of any refinancing of Debt which is subordinated to the notes or such Subsidiary Guarantees, the refinancing Debt constitutes Subordinated Debt; (B) the refinancing Debt by its terms, or by the terms of any agreement or instrument pursuant to which such Debt is issued, (1) does not provide for payments of principal of such Debt at the stated maturity thereof or by way of a sinking fund applicable thereto or by way of any mandatory redemption, defeasance, retirement or repurchase thereof (including any redemption, defeasance, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of acceleration of such Debt upon any event of default thereunder), in each case prior to the stated maturity of the Debt being refinanced, (2) does not permit redemption or other retirement (including pursuant to an offer to purchase) of such debt at the option of the holder thereof prior to the final stated maturity of the Debt being refinanced, other than a redemption or other retirement at the option of the holder of such Debt (including pursuant to an offer to purchase) which is conditioned upon provisions substantially similar to those described under the “Change of Control” and “Limitation on Asset Dispositions” covenants, (3) in the case of any refinancing of Debt Incurred by Russel Metals, the refinancing Debt may be Incurred only by Russel Metals, and in the case of any refinancing of Debt Incurred by a Restricted Subsidiary, the refinancing Debt may be Incurred only by such Restricted Subsidiary or Russel Metals, and (4) in the case of any refinancing of Preferred Stock of a Restricted Subsidiary, such Preferred Stock may be refinanced only with Preferred Stock of a Restricted Subsidiary or Russel Metals;

(xi) Debt represented by daylight borrowings which are repaid on the same day such Debt is Incurred;

(xii) Debt Incurred by Russel Metals or a Restricted Subsidiary in connection with any Qualified Securitization Transaction in an aggregate principal amount at any one time outstanding pursuant to this clause (xii), which, together with any Debt outstanding under clauses (i) and (vi) (including any refinancing thereof under clause (x)) of this covenant, does not exceed the greater of (A) US$250 million and (B) the Borrowing Base of Russel Metals and its Restricted Subsidiaries on a consolidated basis as of the end of the most recently completed fiscal quarter for which quarterly or annual financial statements are available; and

(xiii) the Incurrence by Russel Metals or any Restricted Subsidiary of Debt (in addition to Debt permitted by any other clause of this covenant) pursuant to this clause (xiii) in an aggregate principal amount (or accreted value, as applicable) at anytime not to exceed US$75 million.

      For purposes of determining compliance with this covenant, in the event that an item of Debt outstanding or to be Incurred meets the criteria of more than one of the types of Debt described in this covenant, Russel Metals, in its sole discretion, may classify such item of Debt and only be required to include the amount and type of such Debt in accordance with such classification.

      Limitation on Restricted Payments. Russel Metals (i) may not, and may not permit any Restricted Subsidiary to, directly or indirectly, declare or pay any dividend or make any distribution (including any payment in connection with any merger, amalgamation or consolidation derived from assets of Russel Metals or any Restricted Subsidiary) in respect of its Capital Stock or to the holders thereof, excluding (A) any dividends or distributions by Russel Metals payable solely in shares of its Capital Stock (other than Redeemable Stock) or in options, warrants or other rights to acquire its Capital Stock (other than Redeemable Stock), and (B) in the case of a Restricted Subsidiary, dividends or distributions payable (1) to Russel Metals or a Restricted Subsidiary and (2) to minority shareholders of such Restricted Subsidiary, provided that at least a pro rata amount is paid to Russel Metals and/or a Restricted Subsidiary, as the case may be, (ii) may not, and may not permit any Restricted Subsidiary to, directly or indirectly, purchase, redeem or otherwise acquire or retire for value (A) any Capital Stock of Russel

Metals or any Related Person of Russel Metals or (B) any options, warrants or other rights to acquire shares of Capital Stock of Russel Metals or any Related Person of Russel Metals or any securities convertible or exchangeable into shares of Capital Stock of Russel Metals or any Related Person of Russel Metals held by a Person other than Russel Metals or a Restricted Subsidiary, (iii) may not make, or permit any Restricted Subsidiary to make, any Investment in any Person other than an Investment in (1) Russel Metals or a Restricted Subsidiary of Russel Metals or (2) a Person that will become or be merged with or into or amalgamated or consolidated with a Restricted Subsidiary of Russel Metals as a result of such Investment and which is not subject to any restriction that would prevent such Restricted Subsidiary from repaying such Investment, and (iv) may not, and may not permit any Restricted Subsidiary to, redeem, repurchase, defease or otherwise acquire or retire for value prior to any scheduled maturity, repayment or sinking fund payment Debt of Russel Metals which is subordinate in right of payment to the notes or the Subsidiary Guarantees (each of clauses (i) through (iv) being a “Restricted Payment”) if:

(1) an Event of Default, or an event that with the passing of time or the giving of notice, or both, would constitute an Event of Default, shall have occurred and is continuing or would result from such Restricted Payment, or

(2) after giving pro forma effect to such Restricted Payment as if such Restricted Payment had been made at the beginning of the applicable four-fiscal quarter period, Russel Metals could not Incur at least US$1.00 of additional Debt pursuant to the terms of the Indenture described in the first paragraph of the “Limitation on Debt” covenant described above, or

(3) upon giving effect to such Restricted Payment, the aggregate of all Restricted Payments since December 31, 2003 exceeds the sum of:

(a) 50% of cumulative Consolidated Net Income (or, in the case Consolidated Net Income shall be negative, less 100% of such deficit) of Russel Metals since December 31, 2003 through the last day of the last full fiscal quarter ending immediately preceding the date of such Restricted Payment for which quarterly or annual financial statements are available (taken as a single accounting period); plus

(b) 100% of the aggregate net cash proceeds received by Russel Metals (including (x) the amount of any dividends reinvested in the Capital Stock of Russel Metals pursuant to a Russel Metals sponsored dividend reinvestment plan and (y) from the sale of any marketable securities or other property received by Russel Metals in exchange for Capital Stock (other than Redeemable Stock) of Russel Metals or as a capital contribution) after the date of original issuance of the notes from contributions of capital or the issuance and sale (other than to a Restricted Subsidiary) of Capital Stock (other than Redeemable Stock) of Russel Metals, options, warrants or other rights to acquire Capital Stock (other than Redeemable Stock) of Russel Metals and Debt of Russel Metals that has been converted into or exchanged for Capital Stock (other than Redeemable Stock and other than by or from a Restricted Subsidiary) of Russel Metals after the date of original issuance of the notes, provided that any such net proceeds received by Russel Metals from an employee stock ownership plan financed by loans from Russel Metals or a Restricted Subsidiary shall be included only to the extent such loans have been repaid with cash on or prior to the date of determination; plus

(c) an amount equal to the net reduction in Investments by Russel Metals and its Restricted Subsidiaries subsequent to the date of the Indenture in any Person subject to clause (iii) above upon the disposition, liquidation or repayment (including any dividends) thereof or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries, but only to the extent such amount is not included in Consolidated Net Income and not to exceed in the case of any one Person the amount of Investments previously made by Russel Metals and its Restricted Subsidiaries in such Person.

      Notwithstanding the foregoing, so long as no Event of Default, or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default, shall have occurred and be continuing or would result therefrom, (i) Russel Metals and any Restricted Subsidiary of Russel Metals may pay any dividend on Capital Stock of any class within 60 days after the declaration thereof if, on the date when the dividend was declared, Russel Metals or such Restricted Subsidiary could have paid such dividend in accordance with the foregoing provisions; (ii) Russel Metals or a Subsidiary Guarantor may refinance any Debt otherwise permitted by clause (x) of the second paragraph under the “Limitation on Debt” covenant or solely in exchange for or out of the net proceeds of the substantially concurrent sale (other than from or to a Restricted Subsidiary) of shares of Capital Stock of Russel Metals (other than Redeemable Stock); (iii) Russel Metals may purchase, redeem, acquire or retire any shares of its Capital Stock solely in exchange for or out of the net proceeds of the substantially concurrent sale (other than from or to a Restricted Subsidiary) of shares of Capital Stock (other than Redeemable Stock) of Russel Metals; (iv) Russel Metals may purchase or redeem any Debt from Net Available Proceeds to the extent permitted under the “Limitation on Asset Dispositions” covenant; (v) Russel Metals may redeem its 8% Subordinated Debentures due June 15, 2006 from the proceeds of the sale of the notes; (vi) Russel Metals may redeem its Class II preferred shares, Series C outstanding on the date of the Indenture from the proceeds of the sale of the notes; (vii) Russel Metals may declare and pay dividends in the amount of up to $0.08 per share on its Common Stock per fiscal quarter; provided, that, in the event that the outstanding shares of Russel Metals’ Common Stock shall be subdivided, combined or consolidated, by reclassification, stock split or otherwise, into a greater or lesser number of shares of Common Stock, the amount of the dividend that Russel Metals may pay shall, concurrently with the effectiveness of such subdivision, combination or consolidation, be proportionately decreased or increased, as appropriate; (viii) Russel Metals or any Restricted Subsidiary may make Investments in Permitted Joint Ventures and Unrestricted Subsidiaries in an aggregate amount not to exceed the greater of (A) US$50 million and (B) 7% of Consolidated Tangible Assets; (ix) Russel Metals or any Restricted Subsidiary may make loans or advances to executive officers or directors of Russel Metals or any Restricted Subsidiary in the ordinary course of business and consistent with the past practice of Russel Metals or any Restricted Subsidiary, as the case may be, not to exceed US$1 million in the aggregate principal amount outstanding at any one time (plus amounts funded with life insurance proceeds from policies covering such officers and directors); (x) Russel Metals may make certain purchases, redemptions, acquisitions, cancellations or other retirements for a nominal value per right of any rights granted pursuant to any shareholders’ rights plan (i.e., a “poison pill”); (xi) Russel Metals may make payments of dividends pursuant to the terms of Russel Metals’ Redeemable Stock to the extent such dividends are included in Consolidated Interest Expense; (xii) Russel Metals may make any repurchase of Capital Stock or options to acquire Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock or options to acquire Capital Stock represents all or a portion of the exercise price thereof; (xiii) Russel Metals may make Restricted Payments not to exceed US$12.0 million in any four-quarter period, provided that as of the date of such Restricted Payment, after giving pro forma effect to such Restricted Payment, the Consolidated Cash Flow Coverage Ratio of Russel Metals would be greater than 3.0 to 1.0 and no Debt would be outstanding under any Credit Facility, excluding letters of credit provided in the ordinary course of business; or (xiv) Russel Metals or any Restricted Subsidiary may make Restricted Payments not to exceed US$20 million in the aggregate after the date of the Indenture. Any payment made pursuant to clause (i) of this paragraph shall be a Restricted Payment for purposes of calculating aggregate Restricted Payments pursuant to the preceding paragraph and the amount of the net proceeds from any exchange, conversion or sale of Capital Stock of Russel Metals pursuant to clauses (ii) or (iii) of this paragraph, to the extent that it is used for the purposes set forth in clause (ii) or (iii) of this paragraph, shall be excluded from the calculation of the amount available for Restricted Payments pursuant to clause 3(b) of the preceding paragraph.

      The Amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Russel Metals or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of Russel Metals whose resolution with respect thereto will be delivered to the trustee. Not later than the making of any Restricted Payment, other than a Restricted Payment under clause (ii), (iii), (v), (vi), (vii) and (x) of the second paragraph of this covenant, which, together with any Restricted Payments not previously reported pursuant to this sentence, exceeds $2.0 million, Russel Metals will deliver to the trustee an officers’ certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with any fairness opinion or appraisal required by this Indenture, and stating that no Event of Default or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default has occurred and is continuing or would result from such Restricted Payment(s).

      Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries. Russel Metals may not, and may not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary (i) to pay dividends (in cash or otherwise) or make any other distributions in respect of its Capital Stock owned by Russel Metals or any other Restricted Subsidiary of Russel Metals or pay any Debt or other obligation owed to Russel Metals or any other Restricted Subsidiary; (ii) to make loans or advances to Russel Metals or any other Restricted Subsidiary; or (iii) to transfer any of its property or assets to Russel Metals or any other Restricted Subsidiary.

      Notwithstanding the foregoing, Russel Metals may, and may permit any Restricted Subsidiary to, suffer to exist any such encumbrance or restriction:

(a) pursuant to any agreement in effect on the date of original issuance of the notes;

(b) pursuant to an agreement relating to any Debt Incurred by a Person (other than a Restricted Subsidiary of Russel Metals existing on the date of original issuance of the notes or any Restricted Subsidiary carrying on any of the businesses of any such Restricted Subsidiary) prior to the date on which such Person became a Restricted Subsidiary of Russel Metals and outstanding on such date and not Incurred in anticipation of becoming a Restricted Subsidiary, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person so acquired;

(c) pursuant to an agreement effecting a renewal, extension, refunding or refinancing of Debt Incurred pursuant to an agreement referred to in clause (a) or (b) above; provided, however, that the provisions contained in such renewal, extension, refunding or refinancing agreement relating to such encumbrance or restriction are not materially less favorable in the aggregate than the provisions contained in the agreement the subject thereof, as determined in good faith by the Board of Directors and evidenced by a resolution of the Board of Directors filed with the Trustee;

(d) pursuant to the Indenture, the notes and any Subsidiary Guarantees or any other instrument governing debt securities of Russel Metals Incurred in compliance with the covenant “Limitation on Debt” that are no more restrictive, taken as a whole, than those contained in the Indenture, the notes and the Subsidiary Guarantees;

(e) in the case of clause (iii) above, pursuant to restrictions contained in any security agreement (including a capital lease) securing Debt of a Restricted Subsidiary otherwise permitted under the Indenture, but only to the extent such restrictions restrict the transfer of the property subject to such security agreement;

(f) in the case of clause (iii) above, pursuant to customary nonassignment provisions entered into in the ordinary course of business in leases and other contracts to the extent such provisions restrict the transfer or subletting of any such lease or the assignment of rights under any such contract;

(g) with respect to a Restricted Subsidiary, imposed pursuant to any agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such

Restricted Subsidiary, provided that consummation of such transaction would not result in an Event of Default or an event that, with the passing of time or the giving of notice or both, would constitute an Event of Default, that such restriction terminates if such transaction is closed or abandoned and that the closing or abandonment of such transaction occurs within one year of the date such agreement was entered into; or

(h) which is the result of applicable corporate law or regulation relating to the payment of dividends or distributions.

      Limitation on Liens. Russel Metals may not, and may not permit any Restricted Subsidiary of Russel Metals to, directly or indirectly, Incur or suffer to exist any Lien upon any of its property or assets, now owned or hereafter acquired, to secure Debt or otherwise, without making, or causing such Restricted Subsidiary to make, effective provision for all of the notes and all other amounts due under the Indenture to be directly secured equally and ratably with (or prior to) the obligation or liability secured by such Lien for so long as such Lien affects such property or assets. The foregoing restrictions will not apply to Liens in respect of:

(a) Liens existing on the date of the Indenture;

(b) Permitted Liens;

(c) Liens on the accounts receivable and inventory of Russel Metals and its Restricted Subsidiaries (and the proceeds thereof) securing the obligations of Russel Metals and its Restricted Subsidiaries;

(d) Liens on assets or property of a Person (i) existing at the time such Person becomes a Restricted Subsidiary and not Incurred in anticipation of becoming a Restricted Subsidiary or (ii) existing immediately prior to the time such Person is merged with or into or amalgamated or consolidated with Russel Metals or any Restricted Subsidiary of Russel Metals and not incurred in anticipation of such merger, amalgamation or consolidation;

(e) Liens on assets or property existing immediately prior to the time of acquisition thereof and not Incurred in anticipation of the financing of such acquisition provided that such Liens do not extend to or cover any property or assets of Russel Metals or any Restricted Subsidiary (other than the assets or property acquired);

(f) any interest or title of a lessor to any property subject to a Capital Lease Obligation which is permitted to be Incurred under the Indenture;

(g) Liens to secure Debt Incurred to renew, extend, refinance or refund (or successive extensions, renewals, refinancings or refundings), in whole or in part, Debt secured by any Lien permitted under the Indenture so long as such Lien does not extend to or cover any assets or property of Russel Metals or any of its Restricted Subsidiaries not securing the Indebtedness so refinanced, replaced or refunded;

(h) Liens to secure Debt Incurred in connection with Debt permitted under clause (i) of the second paragraph of the “Limitation on Debt” covenant;

(i) Liens to secure Purchase Money Secured Debt that is permitted to be Incurred under the Indenture;

(j) Liens to secure Permitted Interest Rate, Currency or Commodity Price Agreements permitted to be Incurred under the Indenture; or

(k) Liens on any assets of Russel Metals or any Restricted Subsidiary to secure Debt in an aggregate amount not to exceed US$10 million.

      Limitation on Sale-Leaseback Transactions. Russel Metals may not, and may not permit any of its Restricted Subsidiaries to, enter into any Sale-Leaseback Transaction, except with a Wholly-Owned Restricted Subsidiary.

      Notwithstanding the foregoing, Russel Metals and its Restricted Subsidiaries may enter into Sale-Leaseback Transactions if (A) Russel Metals or such Restricted Subsidiary would be entitled to create a Lien on the property securing the Attributable Debt with respect to such Sale-Leaseback Transaction without also securing the notes pursuant to the “Limitation on Liens” covenant described above, (B) the value of the consideration to be received by Russel Metals and its Restricted Subsidiaries in connection with such Sale-Leaseback Transaction is at least equal to the fair market value of such property as determined by Russel Metals’ Board of Directors, and (C) such Sale-Leaseback Transaction otherwise complies with the Indenture, including, if such Sale-Leaseback Transaction constitutes an Asset Disposition, Russel Metals or such Restricted Subsidiary applies the Net Available Proceeds of such Asset Disposition as provided under the “Limitation on Asset Dispositions” covenant described below.

      Limitation on Asset Dispositions. Russel Metals may not, and may not permit any Restricted Subsidiary to, make any Asset Disposition in one or more related transactions unless: (i) Russel Metals or the Restricted Subsidiary, as the case may be, receives consideration for such disposition at least equal to the fair market value for the assets sold or disposed of as determined by the Board of Directors in good faith and evidenced by a resolution of the Board of Directors filed with the Trustee; and (ii) at least 70% of the consideration for such disposition consists of (w) cash or readily marketable cash equivalents, (x) the assumption of Debt, trade payables or accrued liabilities of Russel Metals (other than Debt that is subordinated to the notes) or of such Restricted Subsidiary (other than Debt that is subordinated to a Subsidiary Guarantee, if applicable), as the case may be, relating to such assets and release from all liability on the Debt, trade payables or accrued liabilities assumed, (y) any securities, notes or other obligations received by Russel Metals or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by Russel Metals or such Restricted Subsidiary into cash or readily marketable cash equivalents, to the extent of the cash or readily marketable cash equivalents received in that conversion or (z) any Designated Noncash Consideration received by Russel Metals or any of its Restricted Subsidiaries in such Asset Disposition having an aggregate fair market value, taken together with all other Designated Noncash Consideration received pursuant to this clause (z) then outstanding, not to exceed US$10.0 million at the time of receipt of such Designated Noncash Consideration, with the fair market value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value.

      The Net Available Proceeds (or any portion thereof) from Asset Dispositions may be applied by Russel Metals or a Restricted Subsidiary to the extent Russel Metals or a Restricted Subsidiary elects (or is required to by the terms of any Debt) to (1) repay any Debt of Russel Metals or a Restricted Subsidiary under Credit Facilities or which is secured or Debt of a Restricted Subsidiary other than a Subsidiary Guarantor or (2) invest in non-current assets related to the business of Russel Metals and its Restricted Subsidiaries.

      Any Net Available Proceeds from an Asset Disposition not applied in accordance with the preceding paragraph within 12 months from the date of the receipt of such Net Available Proceeds or that is not committed for investment in non-current assets related to the business of Russel Metals and its Restricted Subsidiaries for which binding contractual commitments have been entered into prior to the end of such 12-month period and that shall not have been completed or abandoned shall constitute “Excess Proceeds;” provided, however, that the amount of any Net Available Proceeds that ceases to be committed as contemplated above shall also constitute “Excess Proceeds” at the time any such Net Available Proceeds ceases to be so committed; provided, further, however, that the amount of any Net Available Proceeds that continues to be committed for investment as described above that is not reinvested with 24 months from the date of the receipt of such Net Available Proceeds shall also constitute Excess Proceeds.

      When the aggregate amount of Excess Proceeds (including income earned on such Excess Proceeds) exceeds US$25.0 million, Russel Metals will be required to make an Offer to Purchase notes, which offer shall be in the amount of the Allocable Excess Proceeds (rounded to the nearest $1,000), on a pro rata basis according to principal amount, at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the purchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. Following the completion of an Offer to Purchase, Russel Metals may apply any remaining Net Available Proceeds to any other use as determined by Russel Metals which is not otherwise prohibited by the Indenture and the amount of Excess Proceeds will be reset to zero.

      The term “Allocable Excess Proceeds” shall mean the product of:

(a) the Excess Proceeds and

(b) a fraction,

(1) the numerator of which is the aggregate principal amount of the notes outstanding on the date of the Offer to Purchase, and

(2) the denominator of which is the sum of the aggregate principal amount of the notes outstanding on the date of the Offer to Purchase and the aggregate principal amount of other Debt of the Company outstanding on the date of the Offer to Purchase that is pari passu in right of payment with the notes and subject to terms and conditions in respect of Asset dispositions similar in all material respects to this covenant and requiring Russel Metals or a Restricted Subsidiary to make an offer to repurchase such Debt at substantially the same time as the Offer to Purchase.

      Russel Metals shall deliver an Offer to Purchase pursuant to this covenant within ten business days after Russel Metals is first obligated to make such Offer to Purchase. The provisions described under this covenant shall not apply to a transaction which is permitted under the “Mergers, Consolidations and Certain Sales and Purchases of Assets” covenant.

      Transactions with Affiliates and Related Persons. Russel Metals may not, and may not permit any Restricted Subsidiary to, enter into any transaction (or series of related transactions) with an Affiliate or Related Person of Russel Metals (other than Russel Metals or a Restricted Subsidiary of Russel Metals), including any Investment, either directly or indirectly, unless such transaction is on terms no less favorable to Russel Metals or such Restricted Subsidiary, than those that could be obtained in a comparable arm’s length transaction with an entity that is not an Affiliate or Related Person and is in the best interests of Russel Metals or such Restricted Subsidiary. For any transaction that involves in excess of US$250,000 but less than or equal to US$2 million, the Chief Executive Officer or Chief Operating Officer of Russel Metals shall determine that the transaction satisfies the above criteria and shall evidence such a determination by a certificate filed with the Trustee. For any transaction that involves in excess of US$2 million, a majority of the disinterested members of the Board of Directors shall determine that the transaction satisfies the above criteria and shall evidence such a determination by a Board Resolution filed with the Trustee. For any transaction that involves in excess of US$10 million, Russel Metals shall also obtain an opinion from a nationally recognized expert in the United States or Canada with experience in appraising the terms and conditions of the type of transaction (or series of related transactions) for which the opinion is required stating that such transaction (or series of related transactions) is on terms no less favorable to Russel Metals or such Restricted Subsidiary than those that could be obtained in a comparable arm’s-length transaction with an entity that is not an Affiliate or Related Person of Russel Metals, which opinion shall be filed with the Trustee. The foregoing requirements shall not apply to (i) any compensation or employment or indemnification arrangement (including stock options) entered into by Russel Metals or any Restricted Subsidiary in the ordinary course of business and consistent with the past practice of Russel Metals or such Restricted Subsidiary, (ii) any customary directors fees, (iii) any metals transactions or financing thereof in the ordinary course of business, (iv) the sale of Capital Stock of Russel Metals (other than Redeemable Stock) to Affiliates, (v) transactions permitted by the covenant described under “Limitation on Restricted Payments” and (vi) transactions with a Person that is an Affiliate of Russel Metals (other than an Unrestricted Subsidiary) that is an Affiliate solely because Russel Metals has, directly or through a Restricted Subsidiary, an equity interest in, or controls, such Person.

      Change of Control. Within 30 days following any Change of Control, Russel Metals will make an Offer to Purchase all outstanding notes on the terms set forth in the Indenture. In the Offer to Purchase, Russel Metals will offer a payment in cash equal to 101% of the aggregate principal amount of notes purchased, plus accrued and unpaid interest on the notes purchased, to the date of purchase (the “Change of Control Payment”). A “Change of Control” will be deemed to have occurred at such time as either (a) any Person or any Persons acting together that would constitute a “group” (a “Group”) for purposes of Section 13(d) of the Exchange Act, or any successor provision thereto, together with any Affiliates or Related Persons thereof, shall beneficially own (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision thereto) at least 50% of the aggregate voting power of all classes of Voting Stock of Russel Metals; or (b) any Person or Group together with any Affiliates or Related Persons thereof, shall succeed in having a sufficient number of its nominees elected to the Board of Directors of Russel Metals such that such nominees, when added to any existing director remaining on the Board of Directors of Russel Metals after such election who was a nominee of or is an Affiliate or Related Person of such Person or Group, will constitute a majority of the Board of Directors of Russel Metals.

      If an Offer to Purchase is made, there can be no assurance that Russel Metals will have funds sufficient to pay the purchase price and accrued interest described above for all of the notes that might be tendered by Holders seeking to accept the Offer to Purchase. The failure of Russel Metals to make the Offer to Purchase and the failure of Russel Metals to pay the Change of Control Payment on the date specified therefor will give the Trustee and the Holders of the notes the rights described under “— Events of Default.”

      Provision of Financial Information. Whether or not Russel Metals is required to be subject to Section 13(a) or 15(d) of the Exchange Act, or any successor provision thereto, Russel Metals shall file with the Commission the annual reports, quarterly reports and other documents which it would have been required to file with the Commission pursuant to such Section 13(a) or 15(d) or any successor provision thereto if it were so required, such documents to be filed with the Commission on or prior to the respective dates (the “Required Filing Dates”) by which Russel Metals would have been required so to file such documents if it were so required. Russel Metals shall also in any event (a) within 15 days of each Required Filing Date (i) transmit to all Holders, as their names and addresses appear in the Security Register, without cost to such Holders, and (ii) furnish to the Trustee, copies of the annual reports, quarterly reports and other documents which Russel Metals files with the Commission pursuant to such Section 13(a) or 15(d) or any successor provision thereto or would have been required to file with the Commission pursuant to such Section 13(a) or 15(d) or any successor provisions thereto if Russel Metals were required to be subject to such Sections and (b) if filing such documents by Russel Metals with the Commission is not permitted under the Exchange Act, promptly upon written request supply copies of such documents to any prospective Holder.

      Unrestricted Subsidiaries. Russel Metals may designate any Subsidiary of Russel Metals to be an “Unrestricted Subsidiary” as provided below, in which event such Subsidiary and each other Person that is then or thereafter becomes a Subsidiary of such Subsidiary will be deemed to be an Unrestricted Subsidiary. “Unrestricted Subsidiary” means (1) any Subsidiary designated as such by the Board of Directors as set forth below where (a) neither Russel Metals nor any of its other Subsidiaries (other than another Unrestricted Subsidiary) (i) provides credit support for, or Guarantee of, any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any undertaking, agreement or instrument evidencing such Debt) or (ii) is directly or indirectly liable for any Debt of such Subsidiary or any Subsidiary of such Subsidiary, and (b) no default with respect to any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any right which the holders thereof may have to take enforcement action against such Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Debt of Russel Metals and its Subsidiaries (other than an Unrestricted Subsidiary) to declare a default on such other Debt or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity and (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, any other Subsidiary of Russel Metals which is not a

Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary; provided, however, that either (x) the Subsidiary to be so designated has total assets of US$1,000 or less or (y) immediately after giving effect to such designation, Russel Metals could Incur at least US$1.00 of additional Debt pursuant to the first paragraph under the “Limitation on Debt” covenant and provided, further, that Russel Metals could make a Restricted Payment pursuant to the “Limitation on Restricted Payments” covenant in an amount equal to the greater of the fair market value or book value of such Subsidiary, and such amount is thereafter treated as a Restricted Payment for the purpose of calculating the aggregate amount available for Restricted Payments thereunder. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that, immediately after giving effect to such designation, (i) no Event of Default or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default shall have occurred and be continuing, (ii) Russel Metals could Incur at least US$1.00 of additional Debt pursuant to the first paragraph under the “Limitation on Debt” covenant and (iii) all Liens of such Subsidiary outstanding immediately following such designation would, if incurred as a result of such designation, have been permitted to be Incurred for all purposes of the Indenture. Any such designation by the Board of Directors shall be evidenced by filing with the Trustee a certified copy of the resolution of the Board of Directors giving effect to such designation and an Officers’ Certificate certifying that such designation complies with the foregoing conditions.

      Mergers, Consolidations and Certain Sales and Purchases of Assets. Russel Metals may not, in a single transaction or a series of related transactions, (i) amalgamate, consolidate or merge with or into any other Person or permit any other Person to amalgamate, consolidate or merge with or into Russel Metals or (ii) directly or indirectly, transfer, sell, lease or otherwise dispose of all or substantially all of its assets, unless: (1) in a transaction in which Russel Metals does not survive or in which Russel Metals sells, leases or otherwise disposes of all or substantially all of its assets, the successor entity to Russel Metals is organized under the laws of the United States of America, any State thereof, the District of Columbia, Canada or any territory or province thereof and shall expressly assume, by a supplemental indenture executed and delivered to the Trustee in form satisfactory to the Trustee, all of Russel Metals’ obligations under the Indenture; (2) immediately before and after giving effect to such transaction and treating any Debt which becomes an obligation of Russel Metals or a Restricted Subsidiary as a result of such transaction as having been Incurred by Russel Metals or such Restricted Subsidiary at the time of the transaction, no Event of Default or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default shall have occurred and be continuing; (3) immediately after giving effect to such transaction and treating any Debt which becomes an obligation of Russel Metals or a Restricted Subsidiary as a result of such transaction as having been Incurred by Russel Metals or such Subsidiary at the time of the transaction, Russel Metals (including any successor entity to Russel Metals) could Incur at least US$1.00 of additional Debt pursuant to the provisions of the Indenture described in the first paragraph under the “Limitation on Debt” covenant above; (4) if, as a result of any such transaction, property or assets of Russel Metals would become subject to a Lien prohibited by the provisions of the Indenture described under the “Limitation on Liens” covenant, Russel Metals or the successor entity to Russel Metals shall have secured the notes as required by said covenant; and (5) certain other conditions are met.

      Russel Metals may not permit any Subsidiary Guarantor to amalgamate or consolidate with or merge with or into any Person or sell, assign, transfer, convey or otherwise dispose of, all or substantially all of its assets, in one or more related transactions, to any Person unless:

(a) the other Person is Russel Metals or any Wholly Owned Restricted Subsidiary that is a Subsidiary Guarantor or becomes a Subsidiary Guarantor concurrently with the transaction;

(b) (1) either (x) the Subsidiary Guarantor shall be the surviving Person or (y) the entity formed by such amalgamation, consolidation or into which the Subsidiary Guarantor is merged or the Person acquiring the property in such sale or other disposition, expressly assumes the Subsidiary Guarantor’s Subsidiary Guarantee and all the obligations of such Subsidiary Guarantor under the notes, the Indenture and the Subsidiary Guarantee and such Person is organized under the laws of the

United States, any state thereof, the District of Columbia or Canada, or any province or territory thereof and (2) immediately after giving effect to the transaction and any related Incurrence of Debt, no Default or Event of Default shall have occurred and be continuing; or

(c) the transaction constitutes a sale or other disposition (including by way of amalgamation, consolidation or merger) of the Subsidiary Guarantor or the sale or disposition of all or substantially all the assets of the Subsidiary Guarantor (in each case other than to another Subsidiary Guarantor) and at the time of such transaction after giving pro forma effect thereto, the provisions of clause (2) of the first paragraph of this covenant would be satisfied and the transaction is otherwise permitted by the Indenture.

      Additional Amounts. All payments made by Russel Metals or any Subsidiary Guarantor under or with respect to the notes or any Subsidiary Guarantee will be made free and clear of and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of any Canadian Taxing Authority (hereinafter “Taxes”), unless Russel Metals or any Subsidiary Guarantor is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If Russel Metals or any Subsidiary Guarantor is so required to withhold or deduct any amount of interest for or on account of Taxes from any payment made under or with respect to the notes or any Subsidiary Guarantee, Russel Metals or such Subsidiary Guarantor, as the case may be, will pay such additional amounts of interest (“Additional Amounts”) as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the Holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a Holder (an “Excluded Holder”) (i) with which Russel Metals or such Subsidiary Guarantor does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment, (ii) which is subject to such Taxes by reason of any connection between such Holder and Canada or any province or territory thereof other than the mere holding of notes or the receipt of payments thereunder, (iii) which failed to duly and timely comply with a timely request of Russel Metals to provide information, documents, certification or other evidence concerning such Holder’s nationality, residence, entitlement to treaty benefits, identity or connection with Canada or any political subdivision or authority thereof, if and to the extent that due and timely compliance with such request would have resulted in the reduction or elimination of any taxes as to which Additional Amounts would have otherwise been payable to such Holder of notes but for this clause (iii), (iv) which is a fiduciary, a partnership or not the beneficial owner of any payment on a note, if and to the extent that, as a result of an applicable tax treaty, no Additional Amounts would have been payable had the beneficiary, partner or beneficial owner owned the note directly (but only if there is no material cost or expense associated with transferring such note to such beneficiary, partner or beneficial owner and no restriction on such transfer that is outside the control of such beneficiary, partner or beneficial owner); or (v) any combination of the foregoing numbered clauses of this proviso. Russel Metals or such Subsidiary Guarantor, as the case may be, will also (i) make such withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. Russel Metals or such Subsidiary Guarantor, as the case may be, will furnish to the Holders of the notes, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by Russel Metals or such Subsidiary Guarantor, as the case may be. Russel Metals or such Subsidiary Guarantor, as the case may be, will indemnify and hold harmless each Holder (other than all Excluded Holders) for the amount of (i) any Taxes not withheld or deducted by Russel Metals or such Subsidiary Guarantor and levied or imposed and paid by such Holder as a result of payments made under or with respect to the notes or the Subsidiary Guarantees, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Taxes imposed with respect to any reimbursement under clauses (i) or (ii) above.

      At least 30 days prior to each date on which any payment under or with respect to the notes is due and payable, if Russel Metals or any Subsidiary Guarantor is aware that it will be obligated to pay Additional Amounts with respect to such payment, Russel Metals will deliver to the Trustee an Officers’

Certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders on the payment date. Whenever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Certain Definitions

      Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

      “Accounts Receivable” of a Person means the Receivables of such Person arising in the ordinary course of business from the sale of products or the provision of services by such Person.

      “Affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

      “Asset Disposition” by any Person means any transfer, conveyance, sale, lease or other disposition by such Person or any of its Restricted Subsidiaries (including a consolidation or merger or other sale of any such Restricted Subsidiary with, into or to another Person in a transaction in which such Restricted Subsidiary ceases to be a Restricted Subsidiary, but excluding a disposition by a Restricted Subsidiary of such Person to such Person or a Wholly-Owned Restricted Subsidiary of such Person or by such Person to a Wholly-Owned Restricted Subsidiary of such Person) of (i) shares of Capital Stock (other than directors’ qualifying shares) or other ownership interests of a Restricted Subsidiary of such Person, (ii) substantially all of the assets of such Person or any of its Restricted Subsidiaries representing a division or line of business or (iii) other assets or rights of such Person or any of its Restricted Subsidiaries outside of the ordinary course of business; provided, however, in each of the foregoing instances, that the aggregate consideration for such transfer, conveyance, sale, lease or other disposition is equal to US$2.0 million or more. The term “Asset Disposition” shall not include (i) a simultaneous exchange by Russel Metals or a Restricted Subsidiary of equipment, inventory or other materials related to Russel Metals’ metals business, provided that the materials received by Russel Metals or a Restricted Subsidiary have at least substantially equal fair market value to Russel Metals or a Restricted Subsidiary (as determined by the Board of Directors evidenced by a Board Resolution filed with the Trustee), (ii) an Investment that is excluded from the definition of Restricted Payment under clause (iii) of the first paragraph under the “Limitation on Restricted Payments” covenant, (iii) a Restricted Payment that is made in compliance with clause (viii) of the second paragraph under the “Limitation on Restricted Payments” covenant, (iv) a sale of receivables in connection with a Qualified Securitization Transaction, (v) any disposition of Capital Stock or assets of, or any other Investment in, any Unrestricted Subsidiary, (vi) any disposition of properties and assets of Russel Metals or any Restricted Subsidiary that is governed under and complies with the first paragraph of the “Mergers, Consolidations and Certain Sales and Purchases of Assets” covenant, (vii) the designation of any Subsidiary as an Unrestricted Subsidiary or the contribution to the capital of any Unrestricted Subsidiary, in either case in compliance with the applicable provisions of the Indenture or (viii) the assets recorded as assets of discontinued operations in note 3 to the audited consolidated balance sheet of Russel Metals as of December 31, 2003.

      “Attributable Debt” means, with respect to any Sale-Leaseback Transaction, to the extent not otherwise included in the definition of Debt, as at the time of determination thereof, the present value (discounted at the interest rate borne by the notes, compounded semi-annually) of the total obligations of the lessee for rental payments during the remaining term of the lesser of (a) the notes and (b) (i) the lease included in the Sale-Leaseback Transaction and (ii) any other existing lease previously included in a Sale-Leaseback Transaction pursuant to which Russel Metals or a Restricted Subsidiary is the lessee thereunder and, in the case of either the preceding clause (i) or (ii), including any period for which any such lease has been extended.

      “Attributable Value” means, as to any particular lease under which any Person is at the time liable other than a Capital Lease Obligation, and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the initial term thereof as determined in accordance with generally accepted accounting principles, discounted from the last date of such initial term to the date of determination at a rate per annum equal to the discount rate which would be applicable to a Capital Lease Obligation with like term in accordance with generally accepted accounting principles. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labor costs and similar charges. In the case of any lease which is terminable by the lessee upon the payment of penalty, such net amount shall also include the lesser of the amount of such penalty (in which case no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the rent which would otherwise be required to be paid if such lease is not so terminated. “Attributable Value” means, as to a Capital Lease Obligation, the capitalized amount thereof that would appear on the face of a balance sheet in accordance with generally accepted accounting principles.

      “Borrowing Base” of any Person means an amount equal to the sum of (a) 85% of (i) the net book value (after allowance for doubtful accounts) of the Accounts Receivable of such Person less (ii) the value of any Accounts Receivable of such Person pledged, contributed, sold or otherwise transferred or encumbered pursuant to any Receivables Sale and (b) 60% of the net book value (after applicable write-down for obsolescence, quality problems and the like) of inventories of such Person held in the ordinary course of business (including inventory subject to a Qualified Securitization Transaction), in each case (a) and (b) determined in accordance with generally accepted accounting principles.

      “Capital Lease Obligation” of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles. The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. The principal amount of such obligation shall be the capitalized amount thereof that would appear on the face of a balance sheet of such Person in accordance with generally accepted accounting principles.

      “Capital Stock” of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock or other equity participations, including partnership interests, whether general or limited, of such Person.

      “Common Stock” of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding-up of such Person, to shares of Capital Stock of any other class of such Person.

      “Consolidated Cash Flow Available for Fixed Charges” for any period means the Consolidated Net Income of Russel Metals and its Restricted Subsidiaries for such period increased by the sum of (i) Consolidated Interest Expense of Russel Metals and its Restricted Subsidiaries for such period, plus (ii) Consolidated Income Tax Expense of Russel Metals and its Restricted Subsidiaries for such period, plus (iii) the consolidated depreciation and amortization expense included in the income statement of Russel Metals and its Restricted Subsidiaries for such period, plus (iv) other non-cash charges of Russel Metals and its Restricted Subsidiaries reducing Consolidated Net Income for such period, plus (v), to the extent not otherwise included in clauses (i) to (iv), any costs deducted in computing Consolidated Net

Income for such period associated with the sale of the notes and the application of the proceeds thereof, minus (vi) other non-cash items of Russel Metals and its Restricted Subsidiaries for such period increasing Consolidated Net Income for such period.

      “Consolidated Cash Flow Coverage Ratio” as of any date of determination means the ratio of (i) Consolidated Cash Flow Available for Fixed Charges of Russel Metals and its Restricted Subsidiaries for the period of the most recently completed four consecutive fiscal quarters for which quarterly or annual financial statements are available to (ii) Consolidated Fixed Charges of Russel Metals and its Restricted Subsidiaries for such period; provided, however, that Consolidated Fixed Charges shall be adjusted to give effect on a pro forma basis to any Debt (other than Debt Incurred under a revolving credit facility for working capital purposes in the ordinary course of business) that has been Incurred by Russel Metals or any Restricted Subsidiary since the first day of such period that remains outstanding and to any Debt that is proposed to be Incurred by Russel Metals or any Restricted Subsidiary as if in each case such Debt had been Incurred on the first day of such period and as if the application or proposed application of the proceeds of such Debt had occurred on the first day of such period and as if any Debt that has been repaid or retired since the first day of such period was repaid or retired as of the first day of such period; provided, however, that in making such computation, the Consolidated Interest Expense of Russel Metals and its Restricted Subsidiaries attributable to interest on any proposed Debt bearing a floating interest rate shall be computed on a pro forma basis as if the rate in effect on the date of computation had been the applicable rate for the entire period; and provided further that, in the event Russel Metals or any of its Restricted Subsidiaries has made Asset Dispositions or acquisitions of assets not in the ordinary course of business (including acquisitions of other Persons by merger, consolidation or purchase of Capital Stock) during or after such period, such computation shall be made on a pro forma basis as if the Asset Dispositions or acquisitions had taken place on the first day of such period.

      “Consolidated Fixed Charges” for any period means the sum of (i) Consolidated Interest Expense and (ii) the consolidated amount of interest capitalized by Russel Metals and its Restricted Subsidiaries during such period calculated in accordance with generally accepted accounting principles.

      “Consolidated Income Tax Expense” for any period means the consolidated provision for income taxes of Russel Metals and its Restricted Subsidiaries for such period calculated on a consolidated basis in accordance with generally accepted accounting principles.

      “Consolidated Interest Expense” means, for any period, the consolidated interest expense included in a consolidated income statement (without deduction of interest income from investments or instruments having a term of greater than 30 days) of Russel Metals and its Restricted Subsidiaries for such period calculated on a consolidated basis in accordance with generally accepted accounting principles, including without limitation or duplication (or, to the extent not so included, with the addition of) (i) the amortization of Debt discounts; (ii) fees with respect to interest rate swap or similar agreements or foreign currency hedge, exchange or similar agreements; (iii) Preferred Stock dividends of Russel Metals and its Restricted Subsidiaries (other than with respect to Redeemable Stock) declared and paid or payable; (iv) accrued Redeemable Stock dividends of Russel Metals and its Restricted Subsidiaries, whether or not declared or paid; (v) interest on Debt guaranteed by Russel Metals and its Restricted Subsidiaries; (vi) the portion of any rental obligation allocable to interest expense determined in accordance with generally accepted accounting principles; (vii) the face amount of interest payable on any outstanding convertible securities of Russel Metals or its Restricted Subsidiaries; and (viii) the amount of all payments charged to shareholders’ equity on any “compound financial instrument” (as described under generally accepted accounting principles) paid, accrued or scheduled to be paid or accrued during such period, but excluding any dividends paid on Preferred Stock repaid, repurchased or retired from the proceeds of the sale of the notes.

      “Consolidated Net Income” for any period means the consolidated net income (or loss) of Russel Metals and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles: provided that there shall be excluded therefrom (i) the net income (or loss) of any Person acquired by Russel Metals or a Restricted Subsidiary of Russel Metals in

a pooling-of-interests transaction for any period prior to the date of such transaction, (ii) the net income (or loss) of any Person that is not a Restricted Subsidiary of Russel Metals except to the extent of the amount of dividends or other distributions actually paid to Russel Metals or a Restricted Subsidiary of Russel Metals by such Person during such period, (iii) gains or losses on Asset Dispositions by Russel Metals or its Restricted Subsidiaries, (iv) all extraordinary gains and extraordinary losses, (v) the cumulative effect of changes in accounting principles, (vi) non-cash gains or losses resulting from fluctuations in currency exchange rates and (vii) the tax effect of any of the items described in clauses (i) through (vi) above; provided however, that solely for the purposes of calculating the Consolidated Cash Flow Coverage Ratio (and in each case, except to the extent already included pursuant to clause (ii) above) “Consolidated Net Income” of Russel Metals shall include the amount of all cash dividends received by Russel Metals or any Restricted Subsidiary from an Unrestricted Subsidiary.

      “Consolidated Net Worth” of any Person means the consolidated stockholders’ equity of such Person, determined on a consolidated basis in accordance with generally accepted accounting principles, less amounts attributable to Redeemable Stock of such Person; provided, however that, with respect to Russel Metals, adjustments following the date of the Indenture to the accounting books and records of Russel Metals in accordance with generally accepted accounting principles resulting from the acquisition of control of Russel Metals by another Person shall not be given effect to.

      “Consolidated Tangible Assets” of any Person means the sum of the Tangible Assets of such Person after eliminating inter-company items, determined on a consolidated basis in accordance with generally accepted accounting principles, including appropriate deductions for any minority interest in Tangible Assets of such Person’s Restricted Subsidiaries; provided, however that, with respect to Russel Metals, adjustments following the date of the Indenture to the accounting books and records of Russel Metals in accordance with generally accepted accounting principles resulting from the acquisition of control of Russel Metals by another Person shall not be given effect to.

      “Credit Facility” or “Credit Facilities” means, with respect to Russel Metals or any Restricted Subsidiary, one or more debt or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables or inventory financing (including through the sale of receivables or inventory to such lenders or to special purpose, bankruptcy remote entities formed to borrow from such lenders against such receivables or inventory) or trade letters of credit, including the Credit Agreement dated December 19, 1995 between Russel Metals and the lenders named therein and other credit facilities of Restricted Subsidiaries existing on the date of the Indenture, in each case as such agreements have or may be amended, renewed, extended, substituted, restated, refinanced, restructured, supplemented or otherwise modified from time to time (including, without limitation, any successive amendments, renewals, extensions, substitutions, restatements, refinancings, restructurings, supplements or other modifications of the foregoing), with one or more different borrowers, in one or more different countries, one or more different lenders and different related notes, collateral documents, instruments and agreements executed in connection therewith.

      “Debt” means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations Incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (including securities repurchase agreements but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith), (v) every Capital Lease Obligation of such Person, (vi) all Receivables Sales of such Person, together with any obligation of such Person to pay any discount, interest, fees, indemnities, penalties, recourse, expenses or other amounts in connection therewith, (vii) all Redeemable Stock issued by such Person, (viii) if such Person is a Restricted Subsidiary, all Preferred Stock issued by such Person, (ix) every obligation under Interest Rate, Currency or Commodity Price Agreements of such Person and (x) every obligation of the type referred to in clauses (i) through (ix) above of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or is responsible or liable, directly or indirectly, as obligor, Guarantor or otherwise; provided, however, that Debt shall not include (a) obligations of any Person (i) arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, provided that any such obligation is extinguished within five days of its Incurrence, (ii) resulting from the endorsement of negotiable instruments for collection in the ordinary course of business and consistent with past business practices and (iii) under stand-by letters of credit provided in the ordinary course of business to the extent collateralized by cash or cash equivalents; and (b) any liability for federal, provincial, sate local or other taxes. The “amount” or “principal amount” of Debt at any time of determination as used herein represented by (a) any contingent Debt, shall be the maximum principal amount thereof, (b) any Debt issued at a price that is less than the principal amount at maturity thereof, shall be the amount of the liability in respect thereof determined in accordance with generally accepted accounting principles, (c) any Receivables Sale, shall be the amount of the unrecovered capital or principal investment of the purchaser (other than Russel Metals or a Wholly-Owned Restricted Subsidiary) thereof, excluding amounts representative of yield or interest earned on such investment, (d) any Redeemable Stock, shall be the maximum fixed redemption or repurchase price in respect thereof, and (e) any Preferred Stock, shall be the maximum voluntary or involuntary liquidation preference plus accrued and unpaid dividends in respect thereof, in each case as of such time of determination.

      “Designated Noncash Consideration” means any non-cash consideration received by Russel Metals or one of its Restricted Subsidiaries in connection with an Asset Disposition that is designated as Designated Noncash Consideration pursuant to an Officers’ Certificate. Such Officers’ Certificate shall state the basis of such valuation. A particular item of Designated Noncash Consideration shall no longer be considered to be outstanding to the extent it has been sold or liquidated for cash or readily marketable cash equivalents (but only to the extent of the cash or readily marketable cash equivalents received).

      “Exchange Notes” means the notes issued in exchange for, and evidencing the same indebtedness as, the notes issued in this offering or any Additional Note pursuant to the registration rights agreement described under “Exchange Offer; Registration Rights” or any similar registration rights agreement with respect to any Additional Notes.

      “generally accepted accounting principles” or “GAAP” means, as at any date of determination, generally accepted accounting principles in Canada (unless otherwise indicated) and which are applicable as of the date of determination.

      “Guarantee” by any Person means, where the context indicates any obligation, contingent or otherwise, of such Person guarantying, or having the economic effect of guarantying, any Debt of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person, (A) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Debt, (B) to purchase property, securities or services for the purpose of assuring the holder of such Debt of the payment of such Debt, or (C) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt (and “Guaranteed”, “Guarantying” and “Guarantor” shall have meanings correlative to the foregoing); provided, however, that the Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.

      “Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or other obligation, including by acquisition of Restricted Subsidiaries or the recording, as required pursuant to generally accepted accounting principles or otherwise, of any such Debt or other obligation on the balance sheet of such Person (and “Incurrence”, “Incurred”, “Incurable” and “Incurring” shall have meanings correlative to the foregoing); provided, however, that a change in generally accepted accounting principles that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt.

      “Interest Rate, Currency or Commodity Price Agreement” of any Person means any forward contract, futures contract, swap, option or other financial agreement or arrangement (including, without limitation, caps, floors, collars, puts and similar agreements) relating to, or the value of which is dependent upon, interest rates, currency exchange rates or commodity prices or indices (excluding contracts for the purchase or sale of goods in the ordinary course of business).

      “Investment” by any Person means any direct or indirect loan, advance or other extension of credit or capital contribution (by means of transfers of cash or other property to others or payments for property or services for the account or use of others, or otherwise) to, or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Debt issued by, any other Person, including any payment on a Guarantee of any obligation of such other Person, but shall not include trade accounts receivable in the ordinary course of business on credit terms made generally available to the customers of such Person. If Russel Metals or any Restricted Subsidiary sells or otherwise disposes of any Capital Stock of any direct or indirect Restricted Subsidiary such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary, Russel Metals shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Investment in such Restricted Subsidiary not sold or disposed of.

      “Lien” means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, Receivables Sale, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

      “Net Available Proceeds” from any Asset Disposition by any Person means cash or readily marketable cash equivalents received (including by way of sale or discounting of a note, installment receivable or other receivable, but excluding any other consideration received in the form of assumption by the acquiror of Debt or other obligations relating to such properties or assets) therefrom by such Person, net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses (including brokerage fees and commissions) incurred and all federal, state, provincial, foreign and local taxes required to be accrued as a liability as a consequence of such Asset Disposition, (ii) all payments made by such Person or its Restricted Subsidiaries on any Debt which is secured by such assets in accordance with the terms of any Lien upon or with respect to such assets or which must by the terms of such Lien, or in order to obtain a necessary consent to such Asset Disposition or by applicable law, be repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments made to minority interest holders in Restricted Subsidiaries of such Person or joint ventures as a result of such Asset Disposition and (iv) appropriate amounts to be provided by such Person or any Restricted Subsidiary thereof, as the case may be, as a reserve in accordance with generally accepted accounting principles against any liabilities associated with such assets and retained by such Person or any Restricted Subsidiary thereof, as the case may be, after such Asset Disposition, including, without limitation, liabilities under any indemnification obligations and severance and other employee termination costs associated with such Asset Disposition, in each case as determined by the Board of Directors, in its reasonable good faith judgment evidenced by a resolution of the Board of Directors filed with the Trustee; provided, however, that any reduction in such reserve within twelve months following the consummation of such Asset Disposition will be treated for all purposes of the Indenture and the notes as a new Asset Disposition at the time of such reduction with Net Available Proceeds equal to the amount of such reduction.

      “Offer to Purchase” means a written offer (the “Offer”) sent by Russel Metals by first class mail, postage prepaid, to each Holder at the Holder’s address appearing in the Register on the date of the Offer offering to purchase up to the principal amount of notes specified in such Offer at the purchase price specified in such Offer (as determined pursuant to the Indenture). Unless otherwise required by applicable law, the Offer shall specify an expiration date (the “Expiration Date”) of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of such Offer and a settlement date (the “Purchase Date”) for purchase of notes within five Business Days after the Expiration Date. Russel Metals shall notify the Trustee at least 15 Business Days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of Russel Metals’ obligation to make an Offer to Purchase, and the Offer shall be mailed by Russel Metals or, at Russel Metals’ request, by the Trustee in the name and at the expense of Russel Metals. The Offer shall contain information concerning the business of Russel Metals and the Restricted Subsidiaries which Russel Metals in good faith believes will enable such Holders to make an informed decision with respect to the Offer to Purchase (which at a minimum will include (i) Russel Metals’ most recent annual and quarterly financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the documents required to be filed with the Trustee pursuant to the Indenture (which requirements may be satisfied by delivery of such documents together with the Offer), (ii) a description of material developments in Russel Metals’ business subsequent to the date of the latest of such financial statements referred to in clause (i) (including a description of the events requiring Russel Metals to make the Offer to Purchase), (iii) if applicable, appropriate pro forma financial information concerning the Offer to Purchase and the events requiring Russel Metals to make the Offer to Purchase and (iv) any other information required by applicable law to be included therein). The Offer shall contain all instructions and materials necessary to enable such Holders to tender notes pursuant to the Offer to Purchase. The Offer shall also state:

(a) the Section of the Indenture pursuant to which the Offer to Purchase is being made;

(b) the Expiration Date and the Purchase Date;

(c) the aggregate principal amount of the Outstanding notes offered to be purchased pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such has been determined pursuant to the Section hereof requiring the Offer to Purchase) (the “Purchase Amount”);

(d) the purchase price to be paid by Russel Metals for each US$1,000 aggregate principal amount of notes accepted for payment (as specified pursuant to the Indenture) (the “Purchase Price”);

(e) that the Holder may tender all or any portion of the notes registered in the name of such Holder and that any portion of a Note tendered must be tendered in an integral multiple of US$1,000 principal amount;

(f) the place or places where notes are to be surrendered for tender pursuant to the Offer to Purchase;

(g) that interest on any Note not tendered or tendered but not purchased by Russel Metals pursuant to the Offer to Purchase will continue to accrue;

(h) that on the Purchase Date the Purchase Price will become due and payable upon each Note being accepted for payment pursuant to the Offer to Purchase and that interest thereon shall cease to accrue on and after the Purchase Date;

(i) that each Holder electing to tender a Note pursuant to the Offer to Purchase will be required to surrender such Note at the place or places specified in the Offer prior to the close of business on the Expiration Date (such Note being, if Russel Metals or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to Russel Metals and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing);

(j) that Holders will be entitled to withdraw all or any portion of notes tendered if Russel Metals (or its Paying Agent) receives, not later than the close of business on the Expiration Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder tendered, the certificate number of the Note the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender;

(k) that (a) if notes in an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, Russel Metals shall purchase all such notes and (b) if notes in an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, Russel Metals shall purchase notes having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only notes in denominations of US$1,000 or integral multiples thereof shall be purchased); and

(l) that in the case of any Holder whose notes are purchased only in part, Russel Metals shall execute, and the Trustee notes shall authenticate and deliver to the Holder of such Note without service charge, a new Note or, of any authorized denomination as requested by such Holder, in an aggregate principal amount equal to and in exchange for the unpurchased portion of the notes so tendered.

      Any Offer to Purchase shall be governed by and effected in accordance with the Offer for such Offer to Purchase. Russel Metals will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with the Offer to Purchase provisions of the Indenture, Russel Metals will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Offer to Purchase provisions of the Indenture by virtue of such conflict.

      “Officers’ Certificate” means a certificate signed by the Chairman of the Board, a Vice Chairman of the Board, the President or a Vice President, and by the Treasurer, an Assistant Treasurer, the Corporate Controller, the Secretary or an Assistant Secretary, of Russel Metals and delivered to the Trustee.

      “Permitted Interest Rate, Currency or Commodity Price Agreement” of any Person means any Interest Rate, Currency or Commodity Price Agreement entered into with one or more financial institutions in the ordinary course of business that is designed to protect such Person against fluctuations in interest rates or currency exchange rates with respect to Debt Incurred and which shall have a notional amount no greater than the payments due with respect to the Debt being hedged thereby, or in the case of currency or commodity protection agreements, against currency exchange rate or commodity price fluctuations in the ordinary course of business relating to then existing financial obligations or then existing or sold production and not for purposes of speculation.

      “Permitted Joint Venture” means any arrangement with another Person or Persons structured as an unincorporated joint venture, partnership, association or limited liability company (i) in which Russel Metals and its Restricted Subsidiaries own at least 25% of the ownership interest thereof and (ii) which engages only in a business of the type conducted by Russel Metals and its Restricted Subsidiaries on the date of original issuance of the notes or any reasonable extensions or expansions thereof or any business ancillary thereto or supportive thereof.

      “Permitted Liens” means, with respect to any person, any Lien arising by means of: (a) any attachment, judgment, decree or order of any court, so long as such Lien is being contested in good faith and is either adequately bonded or execution thereon has been stayed pending appeal or review and any appropriate legal proceedings which may have been duly initiated for the review of such attachment, judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired; (b) taxes, assessments or governmental charges not yet delinquent or which are being contested in good faith; (c) security for payment of workers’ compensation, unemployment insurance, old-age pension and similar benefits; (d) security for the performance of tenders, bids, leases and contracts (other than contracts for the payment of money); (e) deposits to secure public or statutory obligations or in lieu of security or appeal bonds or to secure permitted contracts for the purchase or sale of any currency entered into in the ordinary course of business; (f) operation of law in favor of carriers, warehouses, landlords, mechanics, materialmen, laborers, employees or suppliers and similar liens arising by operation of law, incurred in the ordinary course of business for sums which are not yet delinquent or are being contested in good faith by negotiations or by appropriate proceedings which suspend the collection thereof; (g) any interest or title of a lessor under any lease; (h) security for security or appeal bonds; (i) easements, rights-of-way, zoning and similar covenants and restrictions and other similar encumbrances or title defects which, in the aggregate, are not substantial in amount and which do not in any case materially interfere with the ordinary conduct of the business of Russel Metals or any of its Restricted Subsidiaries; (j) the ownership by a third party of property leased to Russel Metals or a Restricted Subsidiary; (k) Liens created solely in favor of Russel Metals or a Wholly-Owned Restricted Subsidiary; (l) reservations and exceptions contained in or implied by statute in the original disposition from the Crown, and grants made by the Crown of interests so reserved or excepted; (m) security for payment of trade letters of credit or letters of guarantee incurred in the ordinary course of business; or (n) security given by Russel Metals or any Restricted Subsidiary in the ordinary course of business and consistent with past business practices to a public utility or any municipality or governmental or public authority in connection with operations of Russel Metals or any Restricted Subsidiary other than in connection with indebtedness for borrowed money.

      “Preferred Stock” of any Person means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding-up of such Person, to shares of Capital Stock of any other class of such Person.

      “Public Equity Offering” means an underwritten primary public offering of Common Stock of Russel Metals pursuant to the Securities Act of 1933, as amended, or applicable Canadian securities laws, excluding any Common Stock of Russel Metals to be issued and sold pursuant to an agreement dated January 26, 2004, between Russel Metals and GMP Securities Ltd.

      “Purchase Money Secured Debt” of any Person means Debt of such Person secured by a Lien on real or personal property of such Person which Debt (i) constitutes all or a part of the purchase price or construction cost of such property or (ii) is Incurred prior to, at the time of or within 270 days after the acquisition or substantial completion of such property for the purpose of financing all or any part of the purchase price or construction cost thereof; provided, however, that (A) the Debt so Incurred does not exceed 100% of the purchase price or construction cost of such property, (B) such Lien does not extend to or cover any property other than such item of property and any improvements on such item, (C) the purchase price or construction cost for such property is or should be included in “addition to property, plant and equipment” in accordance with generally accepted accounting principles and (D) the purchase or construction of such property is not part of any acquisition of a Person or business unit or line of business.

      “Qualified Securitization Transaction” means any transaction or series of transactions that may be entered into by Russel Metals or any Restricted Subsidiary pursuant to which Russel Metals or any Restricted Subsidiary may sell, convey, grant a security interest in or otherwise transfer to a Securitization Special Purpose Entity, and such Securitization Special Purpose Entity may sell, convey, grant a security interest in, or otherwise transfer to any other Person, any Securitization Program Assets (whether now existing or arising in the future).

      “Receivables” means receivables, chattel paper, instruments, documents or intangibles evidencing or relating to the right to payment of money.

      “Receivables Sale” of any Person means any sale of Receivables of such Person (pursuant to a purchase facility or otherwise), other than in connection with a disposition of the business operations of such Person relating thereto or a disposition of defaulted Receivables for purposes of collection and not as a financing arrangement; provided, however, that a Qualified Securitization Transaction shall not be a Receivables Sale.

      “Redeemable Stock” of any Person means any Capital Stock of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or otherwise (including upon the occurrence of an event) matures or is required to be redeemed (pursuant to any sinking fund obligation or otherwise) or is convertible into or exchangeable for Debt or is redeemable at the option of the holder thereof, in whole or in part, at any time prior to the final Stated Maturity of the notes.

      “Related Person” of any Person means any other Person directly or indirectly owning (a) 5% or more of the Outstanding Common Stock of such Person (or, in the case of a Person that is not a corporation, 5% or more of the equity interest in such Person) or (b) 5% or more of the combined voting power of the Voting Stock of such Person.

      “Restricted Subsidiary” means any Subsidiary of Russel Metals, whether existing on or after the date of the Indenture, unless such Subsidiary is an Unrestricted Subsidiary.

      “Sale-Leaseback Transaction” of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any property or asset of such Person which has been or is being sold or transferred by such Person more than 270 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

      “Securitization Program Assets” means (i) all receivables and inventory which are described as being transferred by Russel Metals or any Restricted Subsidiary of Russel Metals pursuant to documents relating to any Qualified Securitization Transaction, (ii) all Securitization Related Assets, and (iii) all collections (including recoveries) and other proceeds of the assets described in the foregoing clauses.

      “Securitization Related Assets” means (i) any rights arising under the documentation governing or related to receivables (including rights in respect of Liens securing such receivables and other credit support in respect of such receivables) or to inventory, (ii) any proceeds of such receivables or inventory and any lockboxes or accounts in which such proceeds are deposited, (iii) spread accounts and other similar accounts (and any amounts on deposit therein) established in connection with a Qualified Securitization Transaction, (iv) any warranty, indemnity, dilution and other intercompany claim arising out of the documents relating to such Qualified Securitization Transaction and (v) other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization involving accounts receivable or inventory.

      “Securitization Special Purpose Entity” means a Person (including, without limitation, a Restricted Subsidiary of Russel Metals) created in connection with the transactions contemplated by a Qualified Securitization Transaction, which Person engages in no activities other than those incidental to such Qualified Securitization Transaction.

      “Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02(w) of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect as of the date of the Indenture.

      “Special Interest” means the additional interest, if any, to be paid on the notes as described under “Exchange Offer; Registration Rights.”

      “Subordinated Debt” means Debt of Russel Metals or a Subsidiary Guarantor as to which the payment of principal of (and premium, if any) and interest and other payment obligations in respect of such Debt shall be subordinate to the prior payment in full of the notes or such Subsidiary Guarantee to at least the following extent: (i) no payments of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be permitted for so long as any default in the payment of principal (or premium, if any) or Interest on the notes exists; (ii) in the event that any other default that with the passing of time or the giving of notice, or both, would constitute an event of default exists with respect to the notes, upon notice by 25% or more in principal amount of the notes to the Trustee, the Trustee shall have the right to give notice to Russel Metals, the Subsidiary Guarantor, if applicable, and the holders of such Debt (or trustees or agents therefor) of a payment blockage, and thereafter no payments of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be made for a period of 179 days from the date of such notice; and (iii) such Debt may not (A) provide for payments of principal of such Debt at the stated maturity thereof or by way of a sinking fund applicable thereto or by way of any mandatory redemption, defeasance, retirement or repurchase thereof by Russel Metals (including any redemption, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of acceleration of such Debt upon an event of default thereunder), in each case prior to the final Stated Maturity of the notes or (B) permit redemption or other retirement (including pursuant to an offer to purchase made by Russel Metals) of such other Debt at the option of the holder thereof prior to the final Stated Maturity of the notes, other than a redemption or other retirement at the option of the holder of such Debt (including pursuant to an offer to purchase made by Russel Metals) which is conditioned upon a change of control of Russel Metals pursuant to provisions substantially similar to those described under the “Change of Control” covenant (and which shall provide that such Debt will not be repurchased pursuant to such provisions prior to Russel Metals’ repurchase of the notes required to be repurchased by Russel Metals pursuant to the provisions described under the “Change of Control” covenant).

      “Subsidiary” of any Person means (i) a corporation more than 50% of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof, (ii) any other Person (other than a corporation) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof or (iii) any other Person not described in clauses (i) and (ii) above in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has a 50% ownership and the power, pursuant to a written contract or agreement, to direct the policies and management or the financial and other affairs thereof.

      “Subsidiary Guarantee” means a Guarantee by a Subsidiary Guarantor of all of Russel Metals’ obligations with respect to the notes.

      “Subsidiary Guarantor” means any Subsidiary of Russel Metals that executes a Subsidiary Guarantee.

      “Tangible Assets” of any Person means, at any date, the gross book value as shown by the accounting books and records of such Person of all its property, both real and personal, less (i) the net book value of all its licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, non-compete agreements or organizational expenses and other like intangibles, (ii) unamortized debt discount and expense, (iii) all reserves for depreciation, obsolescence, depletion and amortization of its properties and (iv) all other proper reserves which in accordance with generally accepted accounting principles should be provided in connection with the business conducted by such Person; provided, however, that, with respect to Russel Metals and its Restricted Subsidiaries, adjustments following the date of the Indenture to the accounting books and records of Russel Metals and its Subsidiaries in accordance with generally accepted accounting principles resulting from the acquisition of control of Russel Metals by another Person shall not be given effect to.

      “Voting Stock” of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or Persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

      “Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

Events of Default

      The following are Events of Default under the Indenture:

(i) failure to pay principal of (or premium, if any,) on any note when due (or any Additional Amounts related thereto);

(ii) failure to pay any interest (or any Additional Amounts related thereto) on any note when due, and any such failure continued for 30 days;

(iii) failure to make an Offer to Purchase as required by the “Limitation on Asset Dispositions” covenant, or default in the payment of principal and interest on notes required to be purchased pursuant to an Offer to Purchase made under such covenant when due and payable;

(iv) failure to perform or comply with the provisions described under the “Change of Control” and “Merger, Consolidation and Sales of Assets” covenants;

(v) failure to perform any other covenant or agreement of Russel Metals under the Indenture or the notes continued for 30 days after written notice to Russel Metals by the Trustee or Holders of at least 25% in aggregate principal amount of Outstanding notes;

(vi) the occurrence of a default under the terms of any instrument evidencing or securing Debt for money borrowed by Russel Metals or any Restricted Subsidiary having an outstanding principal amount of US$20 million individually or in the aggregate, which default results in the acceleration of the payment of all or any portion of such indebtedness or constitutes the failure to pay all or any portion of such indebtedness when due;

(vii) the rendering of a final judgment or judgments (not subject to appeal) against Russel Metals or any Restricted Subsidiary in an amount in excess of US$20 million not adequately covered by insurance which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal has expired;

(viii) a Subsidiary Guarantee ceases to be in full force and effect or is declared null and void or a Subsidiary Guarantor denies that it has any further liability under its Subsidiary Guarantee, or gives notice to such effect (other than by reason of the termination of the Indenture or the release of the Subsidiary Guarantee in accordance with the Indenture); and

(ix) certain events of bankruptcy, insolvency or reorganization affecting Russel Metals, any Subsidiary Guarantor, any Significant Subsidiary of Russel Metals or Restricted Subsidiaries of Russel Metals that together would constitute a Significant Subsidiary.

      If an Event of Default (other than an Event of Default specified in clause (ix) above) shall occur and be continuing, either the Trustee or the Holders of not less than 25% in principal amount of the notes then outstanding may declare the principal of all notes due and payable immediately; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of Outstanding notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. If an Event of Default specified in clause (ix) above occurs and is continuing, then the principal of all the notes shall become due and payable without any declaration or other act on the part of either Trustee or any Holder.

      No Holder of any note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the Outstanding notes shall have made a written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a note for enforcement of payment of the principal of and premium, if any, or interest on such note on or after the respective due dates expressed in such note.

      Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding or any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

      Russel Metals is required to furnish to the Trustee, quarterly, a statement as to the performance by Russel Metals of certain of its obligations under the Indenture and as to any default in such performance.

Satisfaction and Discharge of the Indenture

      The Indenture will cease to be of further effect as to all outstanding notes (except as to (i) rights of registration of transfer and exchange and the right of optional redemption, (ii) substitution of apparently mutilated, defaced, destroyed, lost or stolen notes, (iii) rights of Holders to receive payment of principal and interest on the notes, (iv) rights, obligations and immunities of the Trustee under the Indenture and (v) rights of the Holders of the notes as beneficiaries of the Indenture with respect to any property deposited with the Trustee payable to all or any of them), if (x) Russel Metals will have paid or caused to be paid the principal of and interest on the notes as and when the same will have become due and payable or (y) all outstanding notes (except lost, stolen or destroyed notes which have been replaced or paid) have been delivered to the Trustee for cancellation.

Defeasance

      The Indenture provides that, at the option of Russel Metals, (A) if applicable, Russel Metals will be discharged from any and all obligations in respect of the Outstanding notes or (B) if applicable, Russel Metals may omit to comply with certain restrictive covenants, that such omission shall not be deemed to be an Event of Default under the Indenture and the notes, in either clause (A) or (B) upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the Outstanding notes. With respect to clause (B), the obligations under the Indenture other than with respect to such covenants and the Events of Default other than the Events of Default relating to such covenants above shall remain in full force and effect. Such trust may only be established if, among other things (i) with respect to clause (A), Russel Metals has received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which in the Opinion of Counsel qualified to practice in the United States provides that Holders of the notes will not recognize gain or loss for U.S. federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to U.S. federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; or, with respect to clause (B), Russel Metals has delivered to the Trustee an Opinion of Counsel qualified to practice in the United States to the effect that the Holders of the notes will not recognize gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred; (ii) Russel Metals has delivered to the Trustees an Opinion of Counsel qualified to practice in Canada or a ruling from the Canada Customs and Revenue Agency to the effect that Holders of the notes who are not resident in Canada will not recognize income, gain or loss for Canadian federal income tax purposes as a result of such deposit and defeasance and will be subject to any Canadian federal income tax on the same amounts, in the same manner and at the same times as would have been the case had such deposit and defeasance not occurred; (iii) such deposit, defeasance and discharge will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which Russel Metals or any Restricted Subsidiary is party or by which Russel Metals or any Restricted Subsidiary is bound; (iv) no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred or be continuing; (v) Russel Metals has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940, as amended; and (vi) certain other customary conditions precedent are satisfied.

Modification and Waiver

      Modifications and amendments of the Indenture and the notes may be made by Russel Metals and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding note affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any note, (ii) reduce the principal amount of, (or the premium) or interest on, any note, (iii) change the place or currency of payment of principal of (or premium), or interest on, any note, (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any note, (v) reduce the above-stated percentage of outstanding notes necessary to modify or amend the Indenture, (vi) reduce the percentage of aggregate principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (vii) modify any provisions of the Indenture relating to any Subsidiary Guarantee, the modification and amendment of the Indenture or the waiver of past defaults or covenants, except as otherwise specified, or (viii) following the mailing of any Offer to Purchase, modify any Offer to Purchase for the notes required under the “Limitation on Asset Dispositions” and the “Change of Control” covenants contained in the Indenture in a manner materially adverse to the Holders thereof.

      Subject to compliance with the “Limitation on Debt” covenant, Russel Metals and the Trustee may enter into supplemental indentures to issue Additional Notes under the Indenture, as permitted by the Indenture, without the consent of the Holders of the notes.

      The Holders of a majority in aggregate principal amount of the outstanding notes, on behalf of all Holders of the notes, may waive compliance by Russel Metals with certain restrictive provisions of the Indenture. Subject to certain rights of the Trustee, as provided in the Indenture, the Holders of a majority in aggregate principal amount of the Outstanding notes, on behalf of all Holders of the notes, may waive any past default under the Indenture, except a default in the payment or principal, premium or interest or a default arising from failure to purchase any note tendered pursuant to an Offer to Purchase.

Governing Law

      The Indenture and the notes are governed by the laws of the State of New York.

Enforceability of Judgments

      Since a substantial portion of the assets of Russel Metals and certain of its subsidiaries are outside the United States, any judgment obtained in the United States against Russel Metals, including judgments with respect to the payment of principal, premium, if any, or interest on the notes may not be collectible within the United States.

      Russel Metals has been informed by its Canadian counsel, Davies Ward Phillips & Vineberg LLP that an court in the Province of Ontario (an “Ontario Court”) would give effect to a judgment, in Canadian dollars at an exchange rate determined in accordance with the Courts of Justice Act (Ontario), based upon a final and conclusive in personam judgment for a sum certain, obtained from any federal or state court located in the Borough of Manhattan in The City of New York (“New York Court”) with respect to the Indenture and the notes that has not been stayed and is not impeachable as void or voidable under the internal laws of the State of New York if (i) the New York Court had jurisdiction over the judgment debtor as recognized under laws of the Province of Ontario and the federal laws of Canada applicable therein (“Ontario Law”) for purposes of enforcement of foreign judgments (submission to the non-exclusive jurisdiction of the New York Court by Russel Metals and appointment by Russel Metals of an agent for service of process in the Indenture would be recognized by such Ontario Court as conferring jurisdiction on the New York Court); (ii) such New York judgment was: (A) not obtained by fraud, or in any manner contrary to the principles of natural justice; (B) not for a claim in respect of any law of any jurisdiction which under Ontario Law would be characterized as a revenue, expropriatory, penal, public or similar law; (C) not contrary to public policy (as such term is interpreted under Ontario Law), or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to therein; and (D) subsisting and unsatisfied and not void or voidable under the internal laws of the State of New York; and (iii) the action to enforce such New York judgment is commenced within the relevant limitation period under applicable law. Notwithstanding the foregoing, an Ontario Court has discretion to stay or decline to hear an action on the New York judgment if the New York judgment is under appeal, or there is another subsisting judgment in Ontario, New York or any other jurisdiction relating to the same cause of action as the New York judgment; and an action in Ontario on the New York judgment may be affected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally. Russel Metals has been advised by such counsel that they do not know of any reason under present Ontario Law for avoiding the choice of New York law to govern the Indenture or the notes.

Consent to Jurisdiction and Service

      Russel Metals has irrevocably appoint FIL (US) Inc. as its agent for service of process in any suit, action or proceeding with respect to the Indenture or the notes and for actions brought under the federal or state securities laws brought in any federal or state court located in the Borough of Manhattan in The City of New York, and Russel Metals shall submit to the non-exclusive jurisdiction of such courts.

The Trustee

      The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

      The Trustee is permitted to engage in transactions with Russel Metals or any of its Affiliates; provided, however, that if it acquires any conflict of interest, it must eliminate such conflict within 90 days or resign.

Book-Entry System

      The Exchange Notes will be represented by one or more global notes in definitive, fully registered form without coupons (collectively, the “Global Security”) and will be deposited with the Trustee as custodian for DTC and registered in the name of a nominee of DTC.

      Upon the issuance of a Global Security, DTC or its nominee will credit the accounts of Persons holding through it with the respective principal amounts of the notes represented by such Global Security purchased by such Persons in the offering. Such accounts shall be designated by the initial purchasers. Ownership of beneficial interests in a Global Security will be limited to Persons that have accounts with DTC (“participants”) or Persons that may hold interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in such Global Security other than participants). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

      Payment of principal of and interest on notes represented by a Global Security will be made in immediately available funds to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the notes represented thereby for all purposes under the Indenture. Russel Metals has been advised by DTC that upon receipt of any payment of principal of or interest on any Global Security, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security as shown on the records of DTC. Payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in “street name” and will be the sole responsibility of such participants.

      A Global Security may not be transferred except as a whole by DTC or a nominee of DTC to a nominee of DTC or to DTC. A Global Security is exchangeable for certificated notes only if:

(a) DTC notifies Russel Metals that it is unwilling or unable to continue as a depositary for such Global Security or if at any time DTC ceases to be a clearing agency registered under the Exchange Act,

(b) Russel Metals in its discretion at any time determines not to have all the notes represented by such Global Security, or

(c) there shall have occurred and be continuing a Default or an Event of Default with respect to the notes represented by such Global Security.

      Any Global Security that is exchangeable for certificated notes pursuant to the preceding sentence will be exchanged for certificated notes in authorized denominations and registered in such names as DTC or any successor depositary holding such Global Security may direct. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security of like denomination to be registered in the name of DTC or any successor depositary or its nominee. In the event that a Global Security becomes exchangeable for certificated notes,

(a) certificated notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof,

(b) payment of principal of, and premium, if any, and interest on, the certificated notes will be payable, and the transfer of the certificated notes will be registrable, at the office or agency of Russel Metals maintained for such purposes, and

(c) no service charge will be made for any registration of transfer or exchange of the certificated notes, although Russel Metals may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

      So long as DTC or any successor depositary for a Global Security, or any nominee, is the registered owner of such Global Security, DTC or such successor depositary or nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Security for all purposes under the Indenture and the notes. Except as set forth above, owners of beneficial interests in a Global Security will not be entitled to have the notes represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of certificated notes in definitive form and will not be considered to be the owners or holders of any notes under such Global Security. Accordingly, each Person owning a beneficial interest in a Global Security must rely on the procedures of DTC or any successor depositary, and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a holder under the Indenture. Russel Metals understands that under existing industry practices, in the event that requests any action of holders are requested or that an owner of a beneficial interest in a Global Security desires to give or take any action which a holder is entitled to give or take under the Indenture, DTC or any successor depositary would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

      DTC has advised Russel Metals that DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations some of whom (or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

      Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in Global Securities among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither Russel Metals nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

EXCHANGE OFFER; REGISTRATION RIGHTS

      The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which has been included as an exhibit to the registration statement of which this prospectus forms a part, and which is available upon request to Russel Metals.

      On February 20, 2004, Russel Metals entered into a registration rights agreement (the “Registration Rights Agreement”) with the initial purchasers named therein, for the benefit of the holders of the Original Notes. Pursuant to the Registration Rights Agreement, Russel Metals will, at its cost, (a) not later than May 20, 2004, file a registration statement (the “Exchange Offer Registration Statement”) with the SEC with respect to a registered offer to exchange the Original Notes for the Exchange Notes and (b) to use its commercially reasonable efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act not later than August 18, 2004. Upon the effectiveness of the Exchange Offer Registration Statement, Russel Metals will offer the Exchange Notes in exchange for surrender of the Original Notes (the “Registered Exchange Offer”). Russel Metals will keep the Registered Exchange Offer open for not less than 30 days and not more than 45 days after the date notice of the Registered Exchange Offer is mailed to the holders of the Original Notes (or in each case, longer if required by applicable law). For each Original Note surrendered to Russel Metals pursuant to the Registered Exchange Offer, the holder of such note will receive an Exchange Note having a principal amount equal to that of the surrendered note. Interest on each Exchange Note will accrue from the last interest payment date on which interest was paid on the note surrendered in exchange thereof or, if no interest has been paid on such note, from the date of its original issue. Under existing Commission interpretations, the Exchange Notes would be freely transferable by holders of the Original Notes other than affiliates of Russel Metals after the Registered Exchange Offer without further registration under the Securities Act if the holder of the Exchange Notes represents that it is acquiring the Exchange Notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes and that it is not an affiliate of Russel Metals, as such terms are interpreted by the Commission, provided that broker-dealers (“Participating Broker-Dealers”) receiving Exchange Notes in the Registered Exchange Offer will have a prospectus delivery requirement with respect to resales of such Exchange Notes. The Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to Exchange Notes (other than a resale of an unsold allotment from the original sale of the Original Notes) with the prospectus contained in the Exchange Offer Registration Statement. Under the Registration Rights Agreement, Russel Metals will be required to allow Participating Broker-Dealers and other persons, if any, with similar prospectus delivery requirements to use the prospectus contained in the Exchange Offer Registration Statement in connection with the resale of such Exchange Notes for 180 days following the effective date of such Exchange Offer Registration Statement (or such shorter period during which Participating Broker-Dealers are required by law to deliver such prospectus).

      A holder of Original Notes (other than certain specified holders) who wishes to exchange such notes for Exchange Notes in the Registered Exchange Offer will be required to represent that any Exchange Notes to be received by it will be acquired in the ordinary course of its business and that at the time of the commencement of the Registered Exchange Offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes and that it is not an “affiliate” of Russel Metals, as defined in Rule 405 of the Securities Act, or if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

      In the event that (i) applicable interpretations of the staff of the Commission do not permit Russel Metals to effect such a Registered Exchange Offer, (ii) for any other reason the Exchange Offer Registration Statement is not declared effective by August 18, 2004 or the Registered Exchange Offer is not consummated by October 2, 2004, or (iii) any holder of notes is not eligible to participate in the Registered Exchange Offer or does not receive freely tradeable Exchange Notes in the Registered Exchange Offer other than by reason of such holder being an affiliate of Russel Metals (it being understood that the requirement that a Participating Broker-Dealer deliver the prospectus contained in the Exchange Offer Registration Statement in connection with sales of Exchange Notes shall not result in such Exchange Notes being not “freely tradeable”), Russel Metals will, at its cost, (a) as promptly as practicable, but in no event later than 60 days after such filing obligation arises, file a registration statement (the “Shelf Registration Statement”) covering resales of the notes, (b) use its commercially reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act prior to 150 days after the obligation to file arises and (c) use its commercially reasonable efforts to keep the Shelf Registration Statement effective until two years after its effective date. Russel Metals will, in the event a Shelf Registration Statement is filed, among other things, provide to each holder for whom such Shelf Registration Statement was filed copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the notes. A holder selling such notes pursuant to the Shelf Registration Statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such holder (including certain indemnification obligations).

      If (a) on or prior to May 20, 2004, the Exchange Offer Registration Statement has not been filed with the Commission, (b) on or prior to August 18, 2004, the Exchange Offer Registration Statement has not been declared effective, (c) on or prior to October 2, 2004, the Registered Exchange Offer has not been consummated, (d) on or prior to the 60th day following the date the obligation to file the Shelf Registration Statement arises, the Shelf Registration Statement has not been filed with the Commission, (e) on or prior to the 150th day following the date the obligation to file arises, the Shelf Registration has not been declared effective, or (f) after either the Exchange Offer Registration Statement or the Shelf Registration Statement has been declared effective, such Registration Statement thereafter ceases to be effective or usable (subject to certain exceptions) in connection with resales of notes or Exchange Notes in accordance with and during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (a) through (f), a “Registration Default”), interest (“Special Interest”) will accrue on the principal amount of the notes (in addition to the stated interest on the notes) from and including the date on which any such Registration Default shall occur to but excluding the date on which all Registration Defaults have been cured. Special Interest will accrue at a rate of 0.25% per annum during the 90-day period immediately following the occurrence of such Registration Default and shall increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event shall such rate exceed 1.00% per annum.

INCOME TAX CONSIDERATIONS

U.S. Federal Income Tax Considerations

      The following is a general discussion of certain U.S. federal income tax consequences of the exchange offer and the acquisition, ownership and disposition of notes (as used in this section, the Original Notes and the Exchange Notes are collectively referred to as the “notes”) by a U.S. Holder (as defined below). It applies only to notes held as capital assets, within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, (the “Code”), by U.S. Holders. This summary is intended for general information only, and does not discuss all of the tax consequences that may be relevant to a U.S. Holder and does not discuss the tax consequences applicable to particular classes of U.S. Holders that may be subject to special tax rules, such as dealers in securities or currencies, traders in securities that elect mark to market, banks, tax-exempt organizations, partnerships, S corporations, life insurance companies, persons that hold notes as part of a hedge, or as part of a straddle or conversion transaction, taxpayers subject to the alternative minimum tax or whose functional currency is not the U.S. dollar. This summary also does not address the tax consequences to shareholders, partners or beneficiaries in any entity that holds notes. In addition, this summary does not describe any foreign, state or local tax considerations. Investors who purchased the notes at a price other than the offering price in this offering should consult their tax advisor as to the possible applicability to them of the amortizable bond premium or market discount rules. This summary is based on the Code, its legislative history, existing and proposed Treasury regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

      U.S. Holders of notes should consult their own tax advisors concerning the consequences, in their particular circumstances, under the Code and the laws of any other taxing jurisdiction, of the exchange offer and the ownership and disposition of notes.

      For the purposes of this summary, a U.S. Holder is a beneficial owner that is:

•	an individual citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate that is subject to U.S. federal income tax without regard to the source of its income; or

•	a trust if (i) a United States court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust, or (ii) the trust has elected to be treated as a United States person under applicable Treasury regulations.

      The exchange of an Original Note for an Exchange Note in the exchange offer is not a taxable exchange. As a result, a U.S. Holder will not recognize any gain or loss upon exchanging an Original Note for an Exchange Note in the exchange offer. The holding period of an Exchange Note will include the holding period of an Original Note exchanged therefor, and the adjusted tax basis of the Exchange Note received by a U.S. Holder in the exchange offer will be the same as the adjusted tax basis of the Original Note exchanged therefor immediately before such exchange.

      For U.S. federal income tax purposes, interest paid on a note generally will be taxable to a U.S. Holder as ordinary income at the time received or accrued, in accordance with such U.S. Holder’s method of accounting for tax purposes. Such interest will generally constitute foreign source income, and, with certain exceptions, will be “passive” or “financial services” income, for purposes of the U.S. foreign tax credit.

      Upon the sale or exchange of a note, a U.S. Holder will recognize gain or loss, if any, for U.S. federal income tax purposes equal to the difference between the amount realized on such sale or exchange (other than amounts received that are attributable to accrued but unpaid interest and taxed as interest) and such

U.S. Holder’s adjusted tax basis in the note. Such gain or loss generally will constitute U.S. source capital gain or loss, and will be long-term capital gain or loss if the note was held by such U.S. Holder for more than one year. A U.S. Holder’s ability to deduct capital losses against ordinary income is subject to limitations.

      Information reporting of payments of principal and interest within the United States to non-corporate U.S. Holders generally will be made on Internal Revenue Service Form 1099, including payments made by wire transfer from outside the United States to an account in the United States and the payment of proceeds from the sale of a note effected at a United States office of a broker.

      A U.S. Holder may be subject to backup withholding tax with respect to interest paid on the notes and to proceeds from the taxable sale, exchange, redemption or retirement of the note, unless the holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding, has not been notified by the U.S. Internal Revenue Service that it has failed to report any interest or dividends and otherwise complies with applicable requirements of the backup withholding rules. A holder of a note who does not provide us with the holder’s correct taxpayer identification number may be subject to penalties imposed by the U.S. Internal Revenue Service.

      Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the holder’s U.S. federal income tax liability.

Canadian Federal Income Tax Considerations

      The following is a general discussion of the principal Canadian federal income tax considerations generally applicable to a person who acquires Exchange Notes in exchange for Original Notes (as used in this section, the Original Notes and the Exchange Notes are collectively referred to as the “notes”) and who, for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and at all relevant times, is not resident in Canada, deals at arm’s length with us, holds the notes as capital property, and does not use or hold and is not deemed or considered to use or hold the notes in carrying on business in Canada (an “Unconnected Holder”). For the purposes of the Canadian Tax Act, related persons (as therein defined) are deemed not to deal at arm’s length. Special rules which are not discussed below may apply to an Unconnected Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

      This discussion is based on the current provisions of the Canadian Tax Act and the regulations thereunder (the “Regulations”) in force on the date hereof, all specific proposals to amend the Canadian Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof and our understanding of the published administrative practices of the Canada Revenue Agency. This summary does not take into account or anticipate any other changes in law or administrative practice, whether by legislative, government or judicial decision or action and does not take into account provincial, territorial or foreign income tax legislation or considerations.

      This discussion is of a general nature only, and is not intended to be, nor should it be interpreted as, legal or tax advice to any particular Unconnected Holder and no representation is made with respect to the Canadian income tax consequences to any particular person exchanging Original Notes for Exchange Notes. Unconnected Holders should therefore consult their own tax advisors with respect to their particular circumstances.

      The exchange by an Unconnected Holder of Original Notes for Exchange Notes will not constitute a disposition of the notes. No Canadian taxes on income, including taxable capital gains, will be payable by an Unconnected Holder under the Canadian Tax Act solely as a consequence of the exchange of Original Notes for Exchange Notes.

      Under the Canadian Tax Act, payments by us to an Unconnected Holder of principal and interest on the notes will be exempt from Canadian withholding tax.

      No other Canadian taxes on income, including taxable capital gains, will be payable by an Unconnected Holder under the Canadian Tax Act solely as a consequence of the ownership, acquisition or disposition of notes.

PLAN OF DISTRIBUTION

      Each holder of Original Notes who wishes to exchange its Original Notes for Exchange Notes in the exchange offer will be required to make certain representations to us as set forth in “The Exchange Offer” section of this prospectus. In addition, each holder who is a broker-dealer and who receives Exchange Notes for its own account in exchange for Original Notes that were acquired by it as a result of market-making activities or other trading activities, will be required to acknowledge that it will deliver a prospectus in connection with any resale by it of such Exchange Notes. Pursuant to the Registration Rights Agreement we have agreed to permit broker-dealers receiving Exchange Notes and other persons, if any, subject to similar prospectus delivery requirements to use this prospectus in connection with the resale of such Exchange Notes. We have agreed that, for a period of 180 days after the exchange offer has been consummated, we will make this prospectus, and any amendment or supplement to this prospectus, available to any broker-dealer that requests such documents.

      We will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange offer and any broker or dealer that participates in a distribution of such Exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      We have agreed to pay all expenses incidental to the Exchange offer other than commissions and concessions of any brokers or dealers and will indemnify holders of the Original Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act, as set forth in the Registration Rights Agreement.

      This prospectus does not qualify the distribution of Exchange Notes for sale under the securities laws of Canada or any province or territory of Canada.

LEGAL MATTERS

      Certain legal matters in connection with the Exchange Offer will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Toronto, Ontario, with respect to matters of United States law, and by Davies Ward Phillips & Vineberg LLP, Toronto, Ontario, with respect to matters of Canadian law.

EXPERTS

      The financial statements of Russel Metals Inc. as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing in this prospectus, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      The financial statements of Acier Leroux inc. as of and for the year ended November 2, 2002 included in this prospectus have been audited by Samson Bélair/Deloitte & Touche s.e.n.c.r.l., independent auditors, as stated in their report appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      The financial statement of Acier Leroux inc. as at and for the year ended November 3, 2001 have been audited by Arthur Andersen LLP.

      Arthur Andersen LLP is no longer engaged in the practice of public accounting in Canada. Accordingly, we are unable to obtain the consent of Arthur Andersen LLP with respect to the auditors’ report of Arthur Andersen LLP on the consolidated financial statements of Leroux as at and for the fiscal year ended November 3, 2001. We are not aware of the extent to which there may be assets available, if any, to satisfy any judgment against Arthur Andersen LLP.

DOCUMENTS INCORPORATED BY REFERENCE

      The disclosure documents listed below and filed with the appropriate securities commissions or similar regulatory authorities in each of the provinces of Canada are specifically incorporated by reference into and form an integral part of this prospectus:

(a) our Annual Information Form dated April 14, 2004; and

(b) our Management Information Circular, dated March 5, 2004, prepared in connection with the annual meeting of our shareholders held on April 26, 2004 (other than the sections thereof entitled “Executive Remuneration — Composition of the Management Resources and Compensation Committee”, “— Report of the Compensation Committee with Respect to Executive Compensation” and “— Performance Graph” and “Statement of Corporate Governance Practices”).

      Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at 1900 Minnesota Court, Suite 210, Mississauga, Ontario L5N 3C9 (telephone (905) 819-7777). These documents are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com or at the SEC’s web site at www.sec.gov.

      Any document of the type referred to in the preceding paragraph and any material change report (excluding confidential material change reports) subsequently filed by us with any securities commissions or regulatory authorities in Canada, after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus. In addition, any document filed by us with the SEC pursuant to the Exchange Act, including reports on a Form 6-K, after the date of this prospectus shall also be deemed to be incorporated by reference into this prospectus, if and to the extent provided in such document.

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form F-10 with the SEC with respect to the Exchange Notes offered under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement or the exhibits and schedules that are part of the registration statement. For further information on us and the Exchange Notes we are offering, you should review the registration statement and the exhibits filed as a part of the registration statement. The exhibits to this registration statement should be referenced for the complete contents of these contracts and documents.

      We are subject to certain of the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith, file reports and other information with the Securities and Exchange Commission. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. In addition, as a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

      The registration statement of which this prospectus forms a part, including the exhibit thereto, as well as any reports and other information we have filed with the SEC may be inspected and copied at prescribed rates at the Public Reference Room maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a website (www.sec.gov) that contains the reports and other information that we file or furnish electronically.

      In addition, the Indenture provides that if we are not required to file such information pursuant to the Exchange Act, we shall provide the Trustee and holders of notes with audited year end financial statements prepared in accordance with Canadian GAAP and substantially in the form prescribed by applicable Canadian regulatory authorities (whether or not the we are a public reporting company at the time) and unaudited quarterly financial statements prepared in accordance with Canadian GAAP and substantially in the form prescribed by applicable Canadian regulatory authorities (whether or not the we are a public reporting company at the time).

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

      The following documents have been filed with the SEC as part of the registration statement of which this prospectus forms a part: (1) the Underwriting Agreement, dated February 13, 2004, between us and the initial purchasers named therein, (2) the Registration Rights Agreement, (3) the Indenture, (4) the documents listed above under “Documents Incorporated by Reference;” (5) the consent of Deloitte & Touche LLP; (6) the consent of Davies Ward Phillips & Vineberg LLP; and (7) powers of attorney from certain of our directors and officers.

AUDITORS’ CONSENT

      We consent to the use in this Amendment No. 1 to the Registration Statement of Russel Metals Inc. on Form F-10 of our report dated January 30, 2004, on the consolidated financial statements of Russel Metals Inc., appearing in the Prospectus, which is part of this Registration Statement.

      We consent to the use in the above-mentioned Prospectus, of our report on the consolidated balance sheet of Leroux Steel Inc. as at November 2, 2002 and the consolidated statements of loss, retained earnings and cash flows for the year then ended, dated January 17, 2003, except for Note 21 which is dated February 16, 2004.

      We also consent to the reference to us under the heading ‘Experts‘ in such Prospectus.

(signed) DELOITTE & TOUCHE LLP

Toronto, Ontario
April 15, 2004

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements of Russel Metal Inc.
Auditors’ Report	F-2
Consolidated Balance Sheets as at December 31, 2003 and 2002	F-3
Consolidated Statements of Earnings and Retained Earnings for the years ended December 31, 2003, 2002 and 2001	F-4
Consolidated Cash Flows Statements for the years ended December 31, 2003, 2002 and 2001	F-5
Notes to Consolidated Financial Statements for the years ended December 31, 2003, 2002 and 2001	F-6
Unaudited Pro Forma Consolidated Financial Statements of Russel Metals Inc.
Pro Forma Consolidated Statement of Earnings for the year ended December 31, 2003	F-26
Notes to the Pro forma Consolidated Statement of Earnings	F-27
Consolidated Financial Statements of Leroux Steel Inc./Acier Leroux inc.
Auditors’ Report	F-32
Consolidated Statements of Loss for the years ended November 2, 2002 and November 3, 2001	F-33
Consolidated Statements of Retained Earnings for the years ended November 2, 2002 and November 3, 2001	F-34
Consolidated Balance Sheets as at November 2, 2002 and November 3, 2001	F-35
Consolidated Statements of Cash Flows for the years ended November 2, 2002 and November 3, 2001	F-36
Notes to the Consolidated Financial Statements	F-37
Unaudited Interim Consolidated Financial Statements of Leroux Steel Inc./Acier Leroux inc.
Consolidated Statement of Loss for the six months ended May 3, 2003	F-57
Consolidated Balance Sheets as at May 3, 2003	F-58
Consolidated Statement of Retained Earnings for the six months ended May 3, 2003	F-59
Consolidated Statement of Cash Flows for the six months ended May 3, 2003	F-60
Notes to the Interim Consolidated Financial Statements	F-61

AUDITORS’ REPORT

To the Shareholders of Russel Metals Inc.

      We have audited the consolidated balance sheets of Russel Metals Inc. as at December 31, 2003 and 2002 and the consolidated statements of earnings and retained earnings and of cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

(signed) DELOITTE & TOUCHE LLP
____________________________________________________________
Chartered Accountants

Toronto, Ontario

January 30, 2004

COMMENTS BY AUDITORS ON CANADA — U.S. REPORTING DIFFERENCES

      In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the financial statements. Our report to the Shareholders, dated January 30, 2004, is expressed in accordance with Canadian reporting standards, which does not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed) DELOITTE & TOUCHE LLP
____________________________________________________________
Chartered Accountants

Toronto, Ontario

January 30, 2004

CONSOLIDATED BALANCE SHEETS

	At December 31

	2003	2002

	($000)
ASSETS
Current
Cash	$19,008	$25,068
Accounts receivable	248,904	201,675
Inventories	303,048	329,415
Prepaid expenses and other assets	5,028	6,077
Income taxes recoverable	5,912	1,306
Discontinued operations (Note 3d)	1,107	—

	583,007	563,541
Property, Plant and Equipment (Note 5)	184,929	110,512
Assets Held for Sale (Note 3d)	1,622	—
Deferred Financing Charges (Note 17)	3,547	4,962
Goodwill (Note 3)	4,216	2,709
Future Income Tax Assets (Note 10)	10,458	10,698
Other Assets (Note 6)	2,840	3,172

	$790,619	$695,594

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness (Note 7)	$78,093	$21,141
Accounts payable and accrued liabilities	217,173	188,585
Income taxes payable	11,729	2,487
Discontinued operations (Note 3d)	2,729	—

	309,724	212,213
Long-Term Debt (Notes 8 and 17)	179,402	212,602
Pensions and Benefits (Note 14)	11,542	9,590
Future Income Tax Liabilities (Note 10)	6,109	8,749

	506,777	443,154

Contingencies and Commitments (Note 15)
Shareholders’ Equity
Preferred shares (Notes 11 and 17)	30,000	30,000
Shareholders’ equity (Note 11)	253,842	222,440

	283,842	252,440

	$790,619	$695,594

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

	For the Years Ended December 31

	2003	2002	2001

	($000 except per share data)
Revenues	$1,517,090	$1,403,275	$1,402,509
Cost of sales and operating expenses	1,456,059	1,332,864	1,351,888

Earnings before the following	61,031	70,411	50,621
Restructuring costs (Note 3b)	3,583	2,749	2,400
Foreign exchange (gain) loss (Note 12)	(348)	(261)	1,383
Goodwill impairment (Note 3c)	2,410	—	—
Debt repurchase costs	—	—	391
Interest expense — net (Note 9)	22,800	20,324	23,017
Loss on sale of business (Note 4)	—	—	6,000
Acquisition costs (Note 3)	—	—	1,688

Earnings before income taxes	32,586	47,599	15,742
Provision for income taxes (Note 10)	(13,299)	(18,363)	(7,134)

Earnings from continuing operations	19,287	29,236	8,608
Loss from discontinued operations (Note 3d)	(788)	—	—

Net earnings for the year	18,499	29,236	8,608
Retained Earnings —
Dividends on preferred shares	(2,250)	(2,250)	(2,250)

Earnings available to common shareholders	16,249	26,986	6,358
Dividends on common shares	(11,605)	(6,466)	(7,596)
Retained earnings, beginning of the year	105,858	100,461	101,699
Goodwill impairment (Note 2)	—	(15,123)	—

Retained earnings, end of the year (Note 11)	$110,502	$105,858	$100,461

Basic earnings per common share
— continuing operations	$0.43	$0.71	$0.17

Basic earnings per common share	$0.41	$0.71	$0.17

Diluted earnings per common share
— continuing operations	$0.41	$0.68	$0.17

Diluted earnings per common share	$0.39	$0.68	$0.17

CONSOLIDATED CASH FLOW STATEMENTS

	For the Years Ended December 31

	2003	2002	2001

	($000)
Operating activities
Earnings from continuing operations	$19,287	$29,236	$8,608
Depreciation and amortization	16,502	15,192	14,663
Future income taxes	(464)	8,708	3,503
Loss (gain) on sale of fixed assets	(89)	26	(113)
Restructuring costs	3,162	2,749	2,400
Stock-based compensation	217	—	—
Goodwill impairment	2,410	—	—
Foreign exchange (gain) loss	—	(261)	1,093
Debt repurchase costs	—	—	391
Loss on sale of business	—	—	6,000
Acquisition costs	—	—	1,688

Cash from operating activities before working capital	41,025	55,650	38,233

Changes in non-cash working capital items
Accounts receivable	18,193	(210)	69,182
Inventories	91,439	(55,841)	36,772
Accounts payable and accrued liabilities	(12,669)	23,926	(46,328)
Current income taxes	11,719	3,919	(4,397)
Other	2,571	(923)	(323)

Change in non-cash working capital	111,253	(29,129)	54,906

Cash from operating activities	152,278	26,521	93,139

Financing activities
Increase (decrease) in bank borrowing	56,952	21,141	(38,441)
Repayment of debt assumed	(99,262)	—	—
Dividends on common shares	(11,605)	(6,466)	(7,596)
Dividends on preferred shares	(2,250)	(2,250)	(2,250)
Repurchase of long-term debt	—	—	(14,808)
Issue of common shares (Note 11)	5,663	253	—
Deferred financing costs	(77)	(14)	(29)

Cash from (used in) financing activities	50,579	12,664	(63,124)

Investing activities
Purchase of fixed assets	(34,879)	(12,768)	(8,152)
Proceeds on sale of fixed assets	1,804	2,328	255
Purchase of businesses (Note 3)	(70,359)	(21,406)	(25,288)
Proceeds on sale of businesses (Note 4)	—	—	10,397
Other	(4,628)	578	1,001

Cash used in investing activities	(108,062)	(31,268)	(21,787)

Discontinued operations
Operating activities	(788)	—	—
Investing activities	1,091	—	—

Cash from discontinued operations	303	—	—

Increase (decrease) in cash	(6,060)	7,917	8,228
Cash, beginning of the year	25,068	17,151	8,923

Cash, end of the year	$19,008	$25,068	$17,151

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.     Summary of Significant Accounting Policies

     a) Principles of consolidation

      The consolidated financial statements include the accounts of Russel Metals Inc. and its subsidiary companies herein referred to as the Company. The reporting currency is Canadian dollars unless otherwise noted. All material inter-company balances, transactions and profits have been eliminated.

      These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Material differences from accounting principles generally accepted in the U.S. are disclosed in Note 16.

     b) Inventories

      Inventories are recorded at the lower of cost and net realizable value. Cost is determined on either an average cost basis or an actual cost basis depending on the business unit.

     c) Property, plant, equipment and depreciation

      Property, plant, equipment and leasehold improvements are recorded at cost. Depreciation is provided on a straight-line basis at rates that charge the original cost of such assets to operations over their estimated useful lives. The rates used are 20 to 40 years for buildings, 10 years for machinery and equipment, 2 to 5 years for computer equipment and over the lease term for leasehold improvements. Depreciation expense was $15,312,000 in 2003 (2002: $13,973,000; 2001: $12,993,000).

     d) Deferred financing charges and amortization

      Costs incurred that relate to financing are deferred and amortized over the period of the related financing. Deferred financing charges are recorded at cost less accumulated amortization. Amortization of deferred financing charges was $1,190,000 in 2003 (2002: $1,219,000; 2001: $1,243,000).

     e) Goodwill and amortization

      Goodwill represents the excess purchase price paid on acquisitions over the value assigned to identifiable net assets acquired. Goodwill on acquisitions subsequent to July 1, 2001 is not amortized but is subject to an annual permanent impairment test (see Note 3). Goodwill on acquisitions prior to July 1, 2001 was amortized on a straight-line basis over a period not exceeding 40 years or written down when there has been a permanent impairment in value. Effective January 1, 2002 all goodwill ceased to be amortized and is subject to an annual permanent impairment test. Amortization recorded in 2001 was $427,000.

     f) Pensions

      The cost of pension benefits earned by employees covered under defined benefit plans is determined using the projected benefit method prorated on service and is charged to expense as services are rendered. Aggregate gains and losses are amortized on a straight-line basis over the estimated average remaining service lives of the employee groups, using the corridor approach. The cost of post-retirement benefits other than pensions is recognized on an accrual basis over the working lives of employees.

     g) Income taxes

      The Company uses the liability method of income tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial accounting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     h) Foreign currency translation

      The accounts of foreign subsidiaries are translated into Canadian dollars at the noon spot rates in effect at the balance sheet date. For 2003, the U.S. dollar published exchange rate was 1.2924 (2002: 1.5796). Revenues and expenses are translated at the average rate of exchange for the year. For 2003, the U.S. dollar published average exchange rate was 1.4010 (2002: 1.5703; 2001: 1.5489). The resulting gains or losses are accumulated as a separate component of shareholders’ equity.

      Effective January 1, 2001, the Company adopted the Canadian accounting standards on foreign currency translation and accordingly, exchange gains or losses on long-term debt denominated in foreign currencies not designated as a hedge are expensed as incurred (see Note 12). Exchange gains or losses on the translation of long-term debt denominated in a foreign currency designated as a hedge of the Company’s net investment in foreign subsidiaries are included in the separate component of shareholders’ equity.

     i) Earnings per share

      Basic earnings per common share are calculated using the weighted daily average number of common shares outstanding. The weighted average number of common shares for 2003 was 40,021,479 (2002: 38,024,034; 2001: 37,981,501).

     j) Stock-based compensation

      Effective January 1, 2003, the Company adopted the fair value method of accounting for stock-based payments. Prior to 2003, the Company had chosen to account for the employee stock-based compensation plans using the intrinsic value-based method. Pro forma net income and earnings per share have been provided as if the fair value-based accounting method had been used since January 1, 2001 (see Note 11).

     k) Revenue recognition

      Revenue is recognized when the goods are shipped to the customer when collection is reasonably assured. Revenue on certain sales in the energy segment, where the Company acts as an agent, is presented on a net basis.

     l) Derivative financial instruments

      The Company uses foreign exchange contracts to manage foreign exchange risk on certain committed cash outflows. Realized and unrealized foreign exchange gains and losses not designated as a hedge are included in income. Derivatives are not entered into for speculative purposes and the use of derivative contracts is governed by documented risk management policies.

     m) Cash

      Cash includes short-term investments with a maturity of less than 30 days.

     n) Use of estimates

      The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. In particular, inventories, accounts receivable, other contingencies and assigned values on net assets acquired represent management’s best estimates. Actual results could differ from these estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.     Change in Accounting Policies

a)	In the fourth quarter of 2003, the Company prospectively adopted effective January 1, 2003 the fair value method of accounting for employee stock-based payments issued after that date. The impact of the adoption of this standard for the year ended December 31, 2003 resulted in additional compensation expense of $217,000. If this standard had been adopted prior to the release of the quarterly statements the effect on the first, second and third quarters would have been an increase in compensation expense of $48,000, $53,000 and $55,000 respectively. The Company has not restated its quarterly results. For options issued prior to January 1, 2003, the Company had chosen to account for the employee stock-based compensation plans using the intrinsic value-based method as allowed by the Canadian standard adopted on January 1, 2001. As required by the transitional provisions of the standard, pro forma net income and earnings per share information have been provided as if the fair value-based accounting method had been used since January 1, 2001 for options issued prior to January 1, 2003 (see Note 11).

b)	Effective May 1, 2003, the Company adopted the new accounting standard for Long-Lived Assets and Discontinued Operations. This standard, along with emerging issues abstracts EIC-134 Accounting for Severance and Termination Benefits and EIC-135 Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) have been applied to the restructuring as a result of the Acier Leroux inc. acquisition (see Note 3).

c)	In 2003, the Company also adopted the new standard on financial statement presentation and new accounting guideline on disclosure of guarantees. The implementation of these standards did not have a material effect on the Company’s results of operations, financial position or cash flows.

d)	Effective January 1, 2002, the Company adopted the provisions of the Canadian accounting standard for goodwill and other intangibles. Under this standard, goodwill is no longer amortized but is subject to an impairment test at least annually. As required by the standard, the Company has performed a transitional goodwill impairment evaluation based on discounted cash flows in each reporting unit as at January 1, 2002. The transitional impairment loss of $15,123,000 as a result of this evaluation has been charged to retained earnings at January 1, 2002.

The following table presents the impact on comparative net earnings and earnings per share had the new standard been in effect January 1, 2001.

	2003	2002	2001

	($000 except per share data)
Net earnings as reported	$18,499	$29,236	$8,608
Goodwill amortization	—	—	427

Net income adjusted	$18,499	$29,236	9,035

Basic earnings per share — as reported	$0.41	$0.71	$0.17
Basic earnings per share — adjusted	$0.41	$0.71	$0.18

e)	Effective July 1, 2001, the Company adopted the accounting standard for business combinations. The Company has applied this new standard in its acquisitions subsequent to July 1, 2001 (see Note 3) and, as required by the standard’s transitional provisions, the goodwill generated from these acquisitions was not amortized.

f)	Effective January 1, 2001, the Company adopted the Canadian accounting standards for earnings per share and foreign currency translation. Under the earnings per share standard, the treasury stock method is used for determining the dilutive effect of stock options issued. Under the accounting standard for foreign currency translation, foreign exchange gains and losses on long-term debt are no

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

longer deferred and amortized. The implementation of these standards does not have a material effect on the Company’s results of operations, financial position or cash flows.

3.     Business Acquisitions

      a) On July 3, 2003, the Company successfully completed its offers to purchase Acier Leroux inc. Acier Leroux is a service center operation with Canadian locations in Ontario, Quebec and the Atlantic provinces. Acier Leroux Class A multiple voting shares validly tendered under the offer represented 99.52% of the issued and outstanding Class A shares. Acier Leroux Class B subordinate voting shares validly tendered under the offer represented 97.53% of the issued and outstanding Class B shares. Acier Leroux debentures validly tendered under the offer represented 86.61% of the outstanding 8% convertible unsecured subordinated debentures and 87.2% of the outstanding 7.25% convertible unsecured subordinated debentures. The Company issued 3,546,874 shares and paid $48,947,000 in cash in consideration for the shares and $16,684,000 in cash in consideration for debentures tendered under the offer. In addition, the Company entered into an arrangement with the former Chairman and Chief Executive Officer of Acier Leroux requiring payments over a three-year period in the amount of $1,350,000, which has been accrued as a transaction cost.

      On August 19, 2003, the Company, under the provisions of the Companies Act(Quebec), acquired the remaining shares of Acier Leroux for $1,190,000 in cash. On August 27, 2003, Acier Leroux redeemed the debentures not acquired in the offer.

      Effective September 9, 2002, the Company purchased substantially all of the assets of the Milwaukee, Wisconsin service center operation formerly known as Williams Steel for $17.0 million in cash. This acquisition was intended to strengthen the existing Bahcall operations in Wisconsin and led to the restructuring of these operations. Costs associated with the restructuring of the Williams Steel location of $0.2 million were included in goodwill. Effective March 1, 2002, the Company purchased the operations and the fixed assets of Arrow Steel Processors, a coil processor of customer owned material located in Texas, for $4.4 million cash.

      Effective October 15, 2001, the Company purchased 100% of the shares of A. J. Forsyth and Company Limited, a Canadian service center operation located in British Columbia, for cash consideration of $22.0 million and assumed bank debt of $13.9 million. The acquisition was made to strengthen the B.C. Region and led to the restructuring of the B.C. service center operations. Costs of $1.2 million associated with the restructuring of the A. J. Forsyth locations were included in goodwill on acquisition, which totaled $7.6 million.

      Effective August 16, 2001, the Company purchased 100% of the shares of Spartan Steel Products, Inc., a U.S. distributor of energy sector pipe, for cash consideration of $3.0 million and assumed bank debt of $3.3 million. Effective October 9, 2001, the Company purchased 100% of the shares of 1377804 Ontario Inc., a Canadian service center operation located in Ontario, for cash consideration of $255,000.

      Effective September 1, 2000, the Company purchased Triumph Tubular & Supply Ltd., a Calgary, Alberta distributor of oil country tubular goods. Additional amounts under an earnout based on results may be paid over five years and will be incremental to goodwill. The additional amount related to 2003 is $nil (2002: $nil; 2001: $102,000).

      These acquisitions have been accounted for using the purchase method and their results of operations have been consolidated since their respective acquisition dates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Net assets acquired, at assigned values at acquisition dates:

	2003	2002	2001

	($000)
Accounts receivable	$74,483	$4,110	$12,323
Inventories	82,880	8,567	15,945
Fixed assets	60,769	6,273	16,693
Other assets	2,122	54	510
Goodwill	4,216	2,680	8,321

Total assets — continuing operations	224,470	21,684	53,792
Accounts payable and accrued liabilities	(44,778)	(346)	(8,203)
Accrued pension and benefit liability	(1,380)	—	—
Future income taxes	11,278	68	(3,181)

Net identifiable assets — continuing operations	189,590	21,406	42,408
Discontinued operations	8,010	—	—
Debt assumed, net of cash	(123,956)	—	(17,120)

Net assets acquired	$73,644	$21,406	$25,288

Consideration:
Cash	$50,137	$21,406	$25,288
Russel Metals common shares	19,969	—	—
Transaction costs, net of taxes	3,538	—	—

	$73,644	$21,406	$25,288

      The preliminary net assets acquired in the Leroux transaction include certain contingencies and estimates such as the expected proceeds on disposition of certain Leroux assets. The purchase price allocation is expected to be final in the second quarter of 2004.

      The goodwill for 2003 and 2002 has been allocated to the service center segment and for 2001 $7.6 million was allocated to the service center segment with the balance in energy. The tax-deductible portion of goodwill is $nil (2002: $2.7 million; 2001: $0.8 million). Cash included in debt assumed was $2.7 million (2001: $nil).

      In May 2001, the Company announced that it had been unsuccessful in finalizing an agreement for the acquisition of a U.S. service center operation. The due diligence process and legal expenses resulted in a write off of costs of $1.7 million.

     b) Restructuring

      In 2003, a restructuring charge of $3.6 million was recorded relating to the severance, employee benefits and termination costs of the closure of the Russel Metals’ operations as a result of the acquisition of Acier Leroux. These costs primarily relate to the closure of the Russel Metals’ Lachine, Quebec location. These costs also relate to employee related charges in the Atlantic and Ontario regions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Operations ceased at Lachine on December 31, 2003, at which time the building was being readied for sale. The continuity of the restructuring provision is as follows:

	2003

	Special	Contractual
	Termination	Termination
	Costs	Costs	Other	Total

	($000)
Restructuring charged in the year	$327	$2,507	$749	$3,583
Cash payments	(99)	(105)	(217)	(421)

Balance at end of year	$228	$2,402	$532	$3,162

      In 2002, costs of restructuring the Bahcall locations, including the closure of the Waukeshau location and employee terminations, of $3.1 million were charged to income.

      In 2001, the costs of restructuring the Russel Metals B.C. locations of $2.4 million were charged to income. During 2002, $0.4 million of this provision, not required for restructuring, was included in income.

	2002	2001

	($000)
Restructuring — Russel Metals B.C. operations	$(392)	$2,400
Restructuring — Bahcall operations	3,141	—

Restructuring costs	$2,749	$2,400

      As at December 31, 2003, the remaining balance in these reserves was $0.7 million (2002: $3.9 million).

     c) Goodwill impairment

      The Company completed its annual goodwill impairment test during the fourth quarter of 2003. This evaluation concluded that the fair value associated with the service center segment’s Williams Bahcall operation could not support the carrying value of the goodwill and accordingly, the Company recorded a goodwill impairment charge of $2.4 million.

     d) Discontinued operations

      As part of the acquisition of Acier Leroux, the Company adopted a formal plan to dispose of their U.S. operations. At December 31, 2003, all of these operations have been divested except a service center in Plattsburgh, New York. This service center and certain other Acier Leroux assets are expected to be sold in the next year and consequently have been included in discontinued operations. The revenue generated by the service center since acquisition was $3.3 million.

4.     Divestitures

      Divestitures include the sale of the inventory and fixed assets of Total Distributors, the Company’s Tulsa-based energy sector operation for cash of $9.6 million on June 15, 2001. This sale resulted in a loss on sale of business of $6.0 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.     Property, Plant and Equipment

	2003		2002

	Cost	Net	Cost	Net

	($000)
Land and buildings	$139,850	$106,460	$73,983	$43,008
Machinery and equipment	179,548	68,140	163,044	56,686
Leasehold improvements	25,454	10,329	25,777	10,818

	$344,852	$184,929	$262,804	$110,512

6.     Other Assets

      Other assets included a demand loan to an officer at interest rates prescribed by tax authorities for the purchase of Company shares in the amount of $nil (2002: $710,820). This loan was repaid in its entirety in February 2003.

7.     Revolving Credit Facilities

      The Company has a credit facility with a syndicate of banks, which provides a line of credit to a maximum of $253.8 million, including letters of credit. The Company has extended the facility to June 19, 2005. Borrowings under this facility are restricted by certain financial covenants with which the Company was in compliance at December 31, 2003. The obligations of the Company under this agreement are secured by a pledge of trade accounts receivable and inventories of a significant portion of the Company’s operations. At December 31, 2003, the Company had borrowings of $79.0 million (2002: $5.8 million) and letters of credit of $25.8 million (2002: $8.0 million) under this facility.

      In addition, certain U.S. subsidiaries of the Company have their own credit facility. The maximum borrowing under this facility is US$35.0 million. At December 31, 2003, these subsidiaries had no borrowings (2002: US$11.8 million) and letters of credit of US$9.4 million (2002: US$5.6 million) under this facility.

8.     Long-Term Debt

	2003	2002

	($000)
10% Senior Notes US$115.6 million due June 1, 2009	$149,402	$182,602
8% Subordinated Debentures due June 15, 2006	30,000	30,000

	$179,402	$212,602

     a) 10% Senior Notes

      During 2003 and 2002, US$69.4 million of these are notes of Russel Metals Inc., legal entity, and have been designated as a hedge of the Company’s net investment in foreign subsidiaries. The remaining US$46.2 million are notes of RMI USA LLC, a U.S. subsidiary of Russel Metals Inc.

      The notes are redeemable, as units, in whole or in part, at the joint option of the Company and the U.S. subsidiary, on or after June 1, 2004 at 105% of the principal amount declining rateably to 100% of the principal amount on or after June 1, 2007. In addition, the notes are also redeemable, in whole, at the option of the Company at any time at 100% of the principal amount in the event of certain changes affecting Canadian withholding taxes. The notes contain certain restrictions on the payment of common share dividends.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During the year ended December 31, 2001, the Company repurchased US$9.4 million of the 10% Senior Notes for US$9.4 million in cash.

     b) 8% Subordinated Debentures

      The 8% Subordinated Debentures, which are unsecured and mature in June 2006, are redeemable at face value subject to certain conditions being met.

9.     Interest Expense

	2003	2002	2001

	($000)
Interest on long-term debt	$18,839	$20,550	$21,396
Other interest expense (income)	3,961	(226)	1,621

	$22,800	$20,324	$23,017

      Total interest paid by the Company in 2003 was $21,746,000 (2002: $20,298,000; 2001: $23,272,000).

10.     Income Taxes

a)	The non-current future income tax balances consist of:

	2003	2002

	($000)
Future income tax assets
Tax benefits of loss carryforwards	$8,820	$8,988
Plant and equipment	198	1,677
Pensions and benefits	974	988
Other timing	3,294	3,362

Gross future income tax assets	13,286	15,015
Valuation allowance	(2,828)	(4,317)

Total future income tax assets	10,458	10,698

Future income tax liabilities
Plant and equipment	(6,650)	(5,930)
Pension and benefits	2,608	2,174
Other timing	1,117	(8,028)
Unrealized foreign exchange charged to equity	(3,184)	3,035

Total future income tax liabilities	(6,109)	(8,749)

Net future income taxes	$4,349	$1,949

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b)	The Company’s effective income tax rate is derived as follows:

	2003	2002	2001

Average combined statutory rate	37.0%	39.0%	41.9%
Statutory tax rate changes	2.8%	—	(2.4)%
Large Corporation Tax	0.6%	0.5%	2.8%
Rate difference of U.S. companies	—	(1.1)%	4.1%
Other	0.4%	0.2%	(1.1)%

Average effective tax rate	40.8%	38.6%	45.3%

c)	The details of the income tax provision are as follows:

	2003	2002	2001

	($000)
Current provision	$13,763	$9,655	$3,631
Future provision	(1,364)	8,708	3,881
Statutory rate adjustments	900	—	(378)

	$13,299	$18,363	$7,134

d)	Income taxes paid in 2003 were $7,777,000 (2002: $5,942,000; 2001: $2,058,000).

e)	The Company has Canadian net operating losses carried forward for tax purposes for which a valuation allowance has been recorded. They expire as follows:

Year of Expiry	Amount

($000)
2005	$195
2006	651
2007	838
2008	585
2009	4
2010	1,013

      In addition, the Company has recorded a valuation allowance for timing differences of approximately $4.8 million (2002: $7.7 million).

11.     Shareholders’ Equity

a)	The components of shareholders’ equity are as follows:

	2003	2002

	($000)
Common shares	$147,981	$122,324
Retained earnings	110,502	105,858
Contributed surplus	192	—
Cumulative translation adjustment	(4,833)	(5,742)

	$253,842	$222,440

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b)	At December 31, 2003, the authorized share capital of the Company consists of:

(i) an unlimited number of common shares without nominal or par value;

(ii) an unlimited number of Class I preferred shares without nominal or par value, issuable in series; and

(iii) an unlimited number of Class II preferred shares without nominal or par value, issuable in series.

The Company has 1,200,000 cumulative, redeemable Class II preferred shares, Series C with annual cash dividends of $1.875 per share payable in quarterly instalments authorized, issued and outstanding as of December 31, 2003 and 2002. This series of Class II preferred shares is non-voting and is redeemable at a price of $25 per share without condition.

The Directors have the authority to issue the Class I and Class II preferred shares in series and fix the designation, rights, privileges and conditions to be attached to each series, except the Class I shares shall be entitled to preference over the Class II shares with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company.

c)	The number of common shares issued and outstanding at December 31 was as follows:

	Number of	Amount
	Shares	($000)

Balance, December 31, 2001	37,981,501	$122,071
Stock options exercised	75,500	253

Balance December 31, 2002	38,057,001	122,324
Shares issued — Acier Leroux acquisition	3,546,874	19,969
Stock options exercised	1,419,567	5,688
Shares cancelled	(100)	—

Balance, December 31, 2003	43,023,342	$147,981

d)	The Company has a shareholder approved share option plan, the purpose of which is to provide the Directors and employees of the Company and its subsidiaries with the opportunity to participate in the growth and development of the Company. The number of common shares that may be issued under the share option plan is 4,500,000. The options are exercisable on a cumulative basis to the extent of either 33 1/3% or 20% per year of total options granted, except that under certain specified conditions the options become exercisable immediately. The consideration paid by employees for purchase of common shares is added to share capital.

The following is a continuity schedule of options outstanding:

			Weighted
			Average Exercise
	Number of Options		Price

	2003	2002	2003	2002

Balance, beginning of the year	2,682,100	2,293,600	$3.94	$3.97
Granted	795,000	604,000	5.22	3.87
Exercised	(1,419,567)	(75,500)	3.99	3.35
Expired	(26,400)	(140,000)	4.30	4.54

Balance, end of the year	2,031,133	2,682,100	$4.40	$3.94

Exercisable	795,922	1,651,600	$4.46	$4.21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The outstanding options at December 31, 2003 have exercise prices ranging from $5.50 — $6.00 (87,000 options); $3.50 — $5.49 (484,600 options) and $3.00 — $3.49 (1,459,533 options). In 2002, the exercise price of the options ranged from $3.00 to $6.375. The options expire in the years 2005 to 2012 and have a weighted average remaining contractual life of 7.1 years (2002: 7.7 years).

On January 1, 2003, the Company adopted the fair value based method of accounting for stock-based compensation. Prior to January 1, 2003, the Company accounted for stock options using the intrinsic value-based method.

As required by the standard, disclosure of pro forma net earnings and earnings per share, as calculated under the fair value-based method as if this method had been adopted since January 1, 2001, is as follows:

	2003	2002	2001

	($000 except per share data)
Net earnings — as reported	$18,499	$29,236	$8,608
Additional compensation expense	(496)	(764)	(901)

Net earnings	$18,003	$28,472	$7,707

Basic earnings per common share	$0.39	$0.69	$0.14
Diluted earnings per common share	$0.38	$0.66	$0.14

The Black Scholes option-pricing model assumptions used to compute compensation expense under the fair value-based method are as follows:

	2003	2002	2001

Dividend yield	5.0%	5.0%	5.0%
Expected volatility	34.6%	39.6%	41.8%
Expected life	7 yrs	7 yrs	10 yrs
Risk free rate of return	5.0%	5.0%	5.0%
Weighted average fair value of options granted	$1.30	$1.09	$0.91

e)	Diluted share amounts were computed as follows:

	2003	2002	2001

Weighted average shares outstanding	40,021,479	38,024,034	37,981,501
Shares assumed issued — options	1,981,324	1,948,942	461,667

Diluted weighted average shares outstanding	42,002,803	39,972,976	38,443,168

12.     Financial Instruments

a)     Fair value

      The fair value of long-term debt as at December 31, 2003 and 2002 is estimated based on the last quoted trade price, where they exist, or on the current rates available to the Company for similar debt of the same remaining maturities.

	2003	2002

	($000)
Long-term debt
Carrying amount	$179,402	$212,602
Fair value	187,912	219,032

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As at December 31, 2003 and 2002, the estimated fair value of financial assets, liabilities and off-balance sheet instruments approximates their carrying values.

     b) Credit risk

      The Company, in the normal course of business, is exposed to credit risk from its customers. This risk is mitigated by the fact that its customer base is geographically diverse and in different industries. The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this risk by entering into forward contracts with Canadian chartered banks only.

     c) Interest rate risk

      The Company is not exposed to significant interest rate risk. The Company’s long-term debt is at fixed rates. The Company’s bank debt that is used to finance working capital, which is short-term in nature, is at floating interest rates.

     d) Foreign exchange risk

      The Company uses foreign exchange contracts to manage foreign exchange risk on certain future committed cash outflows. As at December 31, 2003, the Company had outstanding forward foreign exchange contracts in the amounts of US$15.3 million (2002: US$3.0 million) and € 1.825 million (2002: € nil). The foreign exchange gain included in 2003 net earnings from continuing operations was $881,000 (2002 loss: $560,000; 2001 loss: $190,000).

      The Company has designated US$69.4 million of the Senior Notes and other U.S. borrowings as a hedge of its net investment in foreign subsidiaries. The exchange gains and losses on U.S. borrowing not designated as a hedge of its net investment are charged to income as incurred. This resulted in a foreign exchange gain of $348,000 (2002 gain: $261,000; 2001 loss: $1.4 million).

13.     Segmented Information

      The Company conducts business primarily in three metals business segments.

(i) Service center distribution

      The Company’s network of service centers carries a full line of metal products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum. The Company services all major geographic regions of Canada and certain regions in the Midwestern United States.

(ii) Energy sector distribution

      The Company’s energy sector distribution operations carry a more specialized and limited product line than the service centers. These operations distribute pipe, tube, valves and fittings, primarily to the energy sector in Western Canada and the Western United States.

(iii) Steel import/ export

      The Company’s steel import/ export business primarily imports foreign steel products into Canada and the United States for sale to third party steel service centers and other customers.

      The Company has segmented its operations on the basis of management reporting and the geographic segments in which it operates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     a) Results by business segment:

	2003	2002	2001

	($000)
Segment Revenues
Service center distribution	$922,778	$750,878	$706,173
Energy sector distribution	297,532	289,623	360,515
Steel import/export	283,579	348,055	321,454

	1,503,889	1,388,556	1,388,142
Other	13,201	14,719	14,367

	$1,517,090	$1,403,275	$1,402,509

Segment Operating Profits
Service center distribution	$37,903	$31,516	$19,352
Energy sector distribution	13,764	13,612	18,406
Steel import/export	13,380	28,090	14,175

	65,047	73,218	51,933
Other income	4,002	5,732	6,177
Corporate expenses	(8,018)	(8,539)	(7,489)

	$61,031	$70,411	$50,621

Capital Expenditures
Service center distribution	$33,466	$11,416	$6,639
Energy sector distribution	1,032	1,009	1,347
Steel import/export	77	202	32
Other	304	141	134

	$34,879	$12,768	$8,152

Depreciation Expense
Service center distribution	$12,747	$11,549	$10,846
Energy sector distribution	1,126	1,010	1,110
Steel import/export	529	502	148
Other	910	912	889

	$15,312	$13,973	$12,993

Identifiable Assets
Service center distribution	$501,433	$312,999	$298,098
Energy sector distribution	144,809	145,670	149,623
Steel import/export	71,436	162,776	112,941

Identifiable assets by segment	717,678	621,445	560,662
Assets not included in segments
Cash	19,008	25,068	17,151
Income tax assets	16,370	12,004	17,950
Deferred financing charges	3,547	4,962	6,177
Other assets	2,840	3,172	3,197
Corporate and other operating assets	31,176	28,943	31,732

Total assets	$790,619	$695,594	$636,869

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     b) Results by geographic segment:

	2003	2002	2001

	($000)
Segment Revenues
Canada	$1,137,906	$991,821	$941,105
United States	365,983	396,735	447,037

	$1,503,889	$1,388,556	$1,388,142

Segment Operating Profits
Canada	$55,784	$54,899	$46,940
United States	9,263	18,319	4,993

	$65,047	$73,218	$51,933

Identifiable Assets
Canada	$580,955	$439,910	$425,564
United States	136,723	181,535	135,098

	$717,678	$621,445	$560,662

14.     Pensions and Benefits

      The Company maintains defined benefit pension plans, post-retirement benefit plans and defined contribution pension plans in Canada and 401(k) defined contribution pension plans in the United States.

      The components for the Company’s pension and benefit expense include the following:

	2003	2002	2001

	($000)
Defined benefit pension plans
Benefits earned during the year	$1,538	$1,399	$1,237
Interest cost on benefit obligation	3,825	3,639	3,469
Expected return on plan assets	(3,353)	(3,333)	(3,396)
Curtailment loss	225	—	—
Settlement loss	648	—	—
Other	170	208	(110)

	3,053	1,913	1,200
Post-retirement benefits	112	390	380
Defined contribution plans
Paid during the year	794	834	522

	3,959	3,137	2,102
Related to discontinued operations	(462)	(475)	(498)

Pension and benefit expense	$3,497	$2,662	$1,604

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The actuarial determinations were based on the following assumptions in each year:

	2003	2002	2001

Assumed discount rate — year end	6.5%	6.5%	6.5%
Expected long-term rate of return on plan assets	7.0%	7.0%	7.0%
Rate of increase in future compensation	4.0%	4.0%	4.0%
Rate of increase in future government benefits	3.5%	3.5%	3.5%

      The health care cost trend rates used were 5% for dental and 9% (2002: 9%; 2001: 8%) graded out for medical, which is reduced 1% per year until 5% and 5% thereafter. A 1% change in trend rates would result in an increase in the accrued benefit obligation for post-retirement benefits of $639,000 or a decrease of $571,000 and an increase in net periodic cost of $68,000 or a decrease of $57,000.

      The following information pertains to the Company’s defined benefit pension and other benefit plans, excluding those which are in the process of being wound up.

	Pension Plans		Other Benefit Plans

	2003	2002	2003	2002

	($000)
Reconciliation of accrued benefit obligation
Balance, beginning of the year	$54,808	$55,541	$5,828	$5,605
Acquisition	5,603	—	—	—
Current service cost	1,538	1,399	48	44
Participant contribution	337	351	—	—
Interest cost	3,825	3,639	372	357
Benefits paid	(2,682)	(2,587)	(300)	(273)
Plan amendments	141	92	—	—
Corporate restructuring giving rise to:
Settlement	(3,447)	—	—	—
Curtailment	225	—	(305)	—
Actuarial (gain) loss	364	(3,627)	—	95

Balance, end of the year	$60,712	$54,808	$5,643	$5,828

Reconciliation of fair value of plan assets
Balance, beginning of the year	$45,825	$47,852	$—	$—
Acquisition	4,223	—	—	—
Actual return of plan assets	6,310	(1,576)	—	—
Employer contributions	2,322	1,785	300	273
Employee contributions	337	351	—	—
Corporate restructuring giving rise to:
Settlement	(3,447)	—	—
Benefits paid	(2,682)	(2,587)	(300)	(273)

Balance, end of the year	$52,888	$45,825	$—	$—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Pension Plans		Other Benefit Plans

	2003	2002	2003	2002

	($000)
Unamortized amounts
Funded status — (deficit)	$(7,824)	$(8,983)	$(5,643)	$(5,828)
Unrecognized prior service cost	264	163	—	—
Unamortized net actuarial loss (gain)	2,134	5,534	(473)	(476)

Accrued benefit liability	$(5,426)	$(3,286)	$(6,116)	$(6,304)

      As at December 31, 2003 and 2002, five of the Company’s pension plans, included in the previous table, had a projected benefit obligation of $42,694,000 (2002: $42,814,000), a fair value of plan assets of $39,092,000 (2002: $37,186,000) and an unfunded obligation of $3,602,000 (2002: $5,628,000). The closure of Lachine (see Note 3) resulted in a partial settlement and curtailment of one of the Company’s plans. The plan acquired with the Leroux acquisition, which is discussed below, is excluded from these figures.

      In 2003, the Company acquired two pension plans as part of the Leroux acquisition. These plans had assets of $4,223,000 and an accrued benefit obligation of $5,603,000 as of the acquisition date. The deficit in the plan of $1,380,000 was included in the net assets acquired in the Leroux acquisition. The year-end discount rate used for this plan was 6.25%. Also at December 31, 2003, the Company has certain unfunded executive arrangements with an accrued benefit obligation of $4,693,000 (2002: $4,524,000).

      The Company expects to contribute approximately $2.3 million to its defined benefit plans and $0.4 million to its other benefit plans in 2004.

      The other benefit plans primarily represent obligations to retired employees of sold or closed businesses. Less than 1% of all active employees are entitled to retirement benefits.

	2003	2002

	($000)
Defined contribution plans
Fair value of plan assets
Canadian plans	$5,588	$5,142
401(k) U.S. plans	18,181	17,273

	$23,769	$22,415

	2003	2002

	($000)
Plans in the process of being wound up
Fair value of plan assets	$2,616	$2,455
Projected benefit obligation	—	—

Surplus	$2,616	$2,455

      The plans in the process of being wound up relate to previously discontinued operations. The resolution of the surplus may result in sharing arrangements with employees of those operations.

      As at December 31, 2003, approximately 44% of all pension plan assets were invested in equities, 30% in fixed income securities, and 26% in cash and cash equivalents. The expected return on plan assets is based on historical returns on the Company’s Master Trust. Management endeavours to have an asset mix of approximately 55% in equities, 40% in fixed income securities and 5% in cash and cash equivalents. The

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

volatility of the markets has caused management to invest a greater percentage of the pension plan assets in cash and cash equivalents. The plan assets are not invested in either derivatives or real estate assets.

15.     Contingencies, Guarantees and Commitments

a)	The Company and certain of its subsidiaries have been named defendants in a number of legal actions. Although the outcome of these claims cannot be determined, management intends to defend all claims and has recorded provisions based on its best estimate of the potential losses. In the opinion of management the resolution of these matters is not expected to have a materially adverse effect on the Company’s financial position, cash flows or operations.

b)	The Company and its subsidiary companies have operating lease commitments, with varying terms, requiring approximate annual payments as follows: 2004: $8,862,000; 2005: $8,054,000; 2006: $5,991,000; 2007: $4,347,000; 2008: $3,425,000; 2009 and beyond: $6,705,000. Rental expenses on operating leases were as follows: 2003: $10,104,000; 2002: $9,753,000 and 2001: $10,645,000.

c)	The Company is incurring site cleanup and restoration costs related to properties held for resale. Remedial actions are currently underway at several sites. The estimated costs of these cleanups have been provided for based on management’s best estimates. Additional costs may be incurred at these or other sites, as site cleanup and restoration progress, but the amounts cannot be quantified at this time.

16.     United States Generally Accepted Accounting Principles

      The following table represents the material differences between Canadian and U.S. generally accepted accounting principles (GAAP):

	2003	2002	2001

	($000)
Net earnings for the year under Canadian GAAP	$18,499	$29,236	$8,608
Amortization of transitional obligation — pensions	(561)	(561)	(561)
Goodwill impairment — transitional loss	—	(15,123)	—
Income taxes	—	—	(360)

Net earnings — U.S. GAAP	17,938	13,552	7,687
Other comprehensive income items:
Change in currency translation adjustment	7,074	425	(2,803)
Tax effect of change in currency translation adjustment	(6,165)	(353)	2,704
Unrealized gain in available for sale securities	262	—	—
Minimum pension liability	1,395	1,762	(5,178)

Comprehensive earnings — U.S. GAAP	$20,504	$15,386	$2,410

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003	2002	2001

	($000 except per share amounts)
Opening retained earnings and comprehensive earnings — U.S. GAAP	$102,250	$95,580	$103,016
Dividends on common shares	(11,605)	(6,466)	(7,596)
Dividends on preferred shares	(2,250)	(2,250)	(2,250)
Comprehensive earnings — U.S. GAAP	20,504	15,386	2,410

Closing retained earnings and comprehensive earnings — U.S. GAAP	$108,899	$102,250	$95,580

Basic earnings per common share — U.S. GAAP — continuing operations	$0.41	$0.30	$0.14

Fully diluted earnings per common share — U.S. GAAP — continuing operations	$0.39	$0.29	$0.14

Basic earnings per common share — U.S. GAAP	$0.39	$0.30	$0.14

Fully diluted earnings per common share — U.S. GAAP	$0.37	$0.29	$0.14

a)	Statement of Financial Accounting Standards (“SFAS”) No. 87, Employer’s Accounting for Pensions, requires that the transitional obligation be amortized over the expected average service lives of the employee group rather than charged to retained earnings immediately as allowed under the Canadian standards. In addition, the U.S. standard requires the recognition of an additional minimum pension liability. Three of the Company’s plans and one executive arrangement have a minimum liability, which has been charged to other comprehensive income under U.S. GAAP.

b)	In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets. The effect of adopting these standards is not materially different from the adoption of the Canadian standards (see Note 2) except that the transitional impairment loss is charged to earnings as a cumulative effect of a change in accounting principle under U.S. GAAP. Certain additional disclosures on business combinations are required by the U.S. standard. These disclosures have been included with the Canadian disclosures (see Note 3) except the pro forma disclosure noted below.

The following table includes the compilation of the results of the Company in accordance with Canadian GAAP on a pro forma basis as if Acier Leroux had been acquired January 1, 2002.

	2003	2002

	($000 except share amounts)
Revenue	$1,683,334	$1,765,181
Net income — continuing operations	14,588	26,825
Net income	10,184	19,168
Basic earnings per common share — continuing operations	$0.30	$0.59
Basic earnings per common share	$0.19	$0.41

c)	Canadian standards require an adjustment to income when changes in income tax rates have been substantively enacted. A proposed change in income tax rates resulted in a charge to income of $360,000 for the year ended December 31, 2000. As at December 31, 2000, this tax rate change had not been enacted as required by the U.S. standards. In 2001, this proposed change was enacted.

d)	Other cumulative comprehensive income also includes changes in the cumulative translation account of $7.1 million and the taxes of $6.2 million thereon. This account represents a reduction in the Company’s shareholders’ equity and represents unrealized translation adjustments, which arise on the translation to Canadian dollars of U.S. denominated assets and liabilities. The Company has designated certain U.S. denominated debt as a hedge of its net investment in these U.S. subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(see Note 12). The change in the cumulative exchange account relating to debt designated as a hedge of the Company’s net investment in its foreign subsidiaries is a gain of $25.1 million in 2003 (2002 gain: $1.1 million; 2001 loss: $8.0 million).

e)	The Company has certain available for sale securities that are recorded at the lower of cost or market for Canadian accounting standards and marked to market through other comprehensive income in the amount of $262,000, net of tax of $141,000 as required by U.S. standards.

f)	During 2003, the Company adopted SFAS 143, Accounting for Asset Retirement Obligations, SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, SFAS 148, Accounting for Stock-based Compensation, Transition and Disclosure and EITF 02-16 Accounting by a Customer for Certain Consideration Received from a Vendor. The implementation of these standards did not differ materially from the corresponding Canadian standards except that the Company adopted the Canadian Asset Retirement Obligation standard January 1, 2004. The Company has asset retirement obligations relating to its land lease for its Thunder Bay Terminal operations. The landlord has the option to retain the facilities or to require the Company to remove them. The probability weighted cost of removal is not material.

g)	During 2002, FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44 and 64 and FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows. Also, during 2002, FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. The Company implemented this standard for transactions entered into subsequent to December 31, 2002.

h)	On January 1, 2001, the Company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities and the corresponding amendments under SFAS 138. SFAS 133, as amended by SFAS 138, did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows.

i)	U.S. accounting standards do not permit certain subtotals in the cash flow statement such as cash from operating activities. Accounts receivable includes an allowance for doubtful accounts of $4.5 million (2002: $4.4 million).

j)	The following table indicates the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared in accordance with U.S. GAAP.

	2003	2002

	($000)
Cash	$13,372	$14,942
Other assets	3,244	2,461
Bank indebtedness	89,575	23,406
Accounts payable	201,484	176,194
Income taxes payable	11,871	9,590
Pension and benefits	5,936	1,179
Shareholders’ equity	291,051	262,926

In addition to the effect of the GAAP differences noted above, this table reflects reclassification of outstanding cheques from accounts payable and deduction of the shareholder loan (Note 6) from equity. Cumulative other comprehensive income balances included in the shareholders’ equity above are $(7.2 million) (2002: $(9.8 million)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

k)	In January 2003, FASB issued FIN 46, Consolidation of Variable Interest Entities. The Company expects to adopt this standard in fiscal 2004 and it is not expected to have a material effect on the Company’s results of operations, financial position or cash flows.

17.     Subsequent Events

      Subsequent to year end, the Company entered into an agreement to issue 5,000,000 common shares at an issue price of $9.00 per share for net proceeds of $42.7 million. The Company has also granted the investment dealer an option to purchase an additional 750,000 common shares. In addition, the Company made an offer to purchase and a consent solicitation to its holders of the 10% Senior Notes due June 1, 2009, whereby in addition to a consent fee of US$20.00 per US$1,000 of notes, the Company would repurchase the notes for a price of US$1,052.50 per US$1,000 of notes. The Company has also announced that it intends to sell on a private placement basis up to US$175 million of Senior Notes and will use these proceeds to redeem its US$115.6 million 10% Senior Notes, $30 million 8% Debentures and its $30 million Class II preferred shares, including all related fees, expenses, premium and interest. Deferred financing costs of $2.6 million will be charged to income as a result of this refinancing. In addition, the consent fee and redemption premium will result in a one-time charge estimated to be $10.5 million.

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2003

(unaudited)

			Pro Forma			Pro Forma		Pro Forma
	Russel Metals	Leroux	Adjustments		Pro Forma	Adjustments		Leroux and
($000 except per share data)	Dec 31, 2003	May 3, 2003(1)	Leroux	Notes	Leroux	Transactions	Notes	Transactions

Revenues	$1,517,090	$215,767	$(5,464)	D-1	$1,683,334			$1,683,334
			(44,059)	D-4
Cost of sales and operating expenses	1,439,557	215,787	(5,464)	D-1	1,602,648			1,602,648
			(47,232)	D-4

Earnings from continuing operations before depreciation, amortization and the following	77,533	(20)	3,173		80,686			80,686
Depreciation and amortization	16,502	3,796	(443)	D-4	19,855			19,855

Earnings (loss) from continuing operations before the following	61,031	(3,816)	3,616		60,831			60,831
Restructuring costs	(3,583)	—	—		(3,583)			(3,583)
Foreign exchange gain	348	—	—		348			348
Goodwill impairment	(2,410)	—	—		(2,410)			(2,410)
Interest on long-term debt and on convertible debentures	(18,839)	(885)	885	D-3	18,839	$(15,630)	E-1	(15,630)
						18,839	E-2
Other interest expense	(3,961)	(2,949)	(1,902)	D-2	(10,845)	2,999	E-3	(7,846)
			(885)	D-3
			(1,148)	D-3

Earnings (loss) from continuing operations before income taxes and other items	32,586	(7,650)	566		25,502	6,208		31,710
Provision for (recovery of) income taxes	13,299	(1,176)	(704)	D-2	11,119	2,297	E-4	13,416
			(300)	D-3

Earnings (loss) from continuing operations before other items	19,287	(6,474)	1,570		14,383	3,911		18,294
Non-controlling interest	—	205			205			205

Net earnings (loss) from continuing operations for the year	19,287	(6,269)	1,570		14,588	3,911		18,499
Loss from discontinued operations	(788)	—	(3,616)	D-4	(4,404)			(4,404)

Net earnings (loss) for the year	$18,499	$(6,269)	$(2,046)		$10,184	$3,911		$14,095

Basic earnings per common share from continuing operations	$0.43				$0.29			$0.39

Basic earnings per common share	$0.41				$0.19			$0.29

Diluted earnings per common share	$0.39				$0.18			$0.28

(1)	for the six months ended May 3, 2003

NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

(unaudited)

A.     BASIS OF PRESENTATION

      The preparation of these pro forma consolidated statements of earnings is a mathematical compilation of the publicly reported statements of earnings of Russel Metals Inc. (“Russel”) and of Leroux Steel Inc./Acier Leroux inc. (“Leroux”) to obtain the pro forma Leroux consolidated statements of earnings. The pro forma statements of earnings are adjusted for intercompany transactions, interest expense changes, net of tax, and discontinued operations disclosure. These pro forma consolidated statements of earnings do not reflect what Russel’s results of operations would have been had the Leroux transaction occurred at the beginning of the pro forma period. The statements do not reflect the balance sheet and operational improvements actually realized since the acquisition on July 3, 2003. The consolidated results reported for the third quarter and fourth quarter of 2003 by Russel should be referred to. The pro forma Leroux and Transactions consolidated statements of earnings has been adjusted for interest expense changes net of tax, from the transactions described in Note C herein. These pro forma statements of earnings do not reflect the premium of 5% to be paid on early redemption or the consent fee of 2% being offered or the deferred charges of $2.6 million to be written-off related to the 10% Senior Notes due 2009. These items will be a one time charge to earnings in the period of redemption. This charge is estimated to be $13.1 million. The pro forma financial statements should be read in conjunction with the consolidated financial statements of Russel for the year ended December 31, 2003.

      These pro forma consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian GAAP) and for inclusion in this prospectus. To the extent applicable to the pro forma statement of earnings, Canadian GAAP conforms in all material respects to U.S. GAAP, except as described in Note G hereto. The pro forma consolidated statements of earnings have been prepared to give effect to the acquisition of 100% of Leroux as if the acquisition had occurred at the beginning of 2003 and the Transactions as if they had occurred at the beginning of 2003. The acquisition has been accounted for under the purchase method of accounting.

B.     DESCRIPTION OF THE LEROUX ACQUISITION

      On July 3, 2003, Russel purchased 99.52% of the outstanding Class A multiple voting shares and 97.53% Class B subordinate voting shares of Leroux for cash of $48.9 million and 3,546,874 shares of Russel. On August 19, 2003, Russel purchased the remaining shares for cash of $1.2 million. The costs of the transaction were $3.5 million.

      In addition, Russel purchased for cash all of the outstanding 8% convertible unsecured subordinated debentures due August 4, 2004 (the “8% Debentures”) and 7.25% convertible unsecured subordinated debentures due May 29, 2006 (the “7.25% Debentures”) of Leroux.

C.     DESCRIPTION OF THE TRANSACTIONS

      On February 12, 2004, Russel sold 5,750,000 of its common shares for net proceeds of approximately $49.2 million pursuant to an agreement with a Canadian investment dealer. Russel used the net proceeds therefrom to pay down its bank credit facility. On February 20, 2004, Russel sold US$175 million aggregate principal amount of 6 3/8% Senior Notes due 2014. Russel has or will use the net proceeds of such offering to (i) purchase or redeem all US$115.6 million aggregate principal amount of Russel’s outstanding 10% Senior Notes due June 1, 2009, (ii) redeem all $30 million aggregate principal amount of Russel’s outstanding 8% Debentures due 2006, and (iii) redeem all of Russel’s outstanding Class II Preferred Shares for an aggregate redemption price of $30 million. The issuance and sale of Russel’s common shares and the 10% Senior Notes and the use of proceeds of each offering are collectively referred to herein as the “Transactions.”

NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS — (Continued)

(unaudited)

      On February 23, 2004, Russel completed a tender offer for and consent solicitation relating to its outstanding 10% Senior Notes, pursuant to which US$95,544,000 aggregate principle amount of such notes were purchased and cancelled. In June 2004, it intends to redeem the remaining 10% Senior Notes pursuant to the optional redemption provisions of such notes.

D.     PRO FORMA ADJUSTMENTS AND ASSUMPTIONS FOR THE LEROUX ACQUISITION

      The pro forma adjustments are described in the following notes and are based upon available information and certain assumptions that management believes are reasonable.

1.	Revenue and cost of sales have been reduced by $5,464,000 for the year ended December 31, 2003 to reflect an elimination of intercompany sales transactions between Russel and Leroux. Approximately 92% of these sales are from Russel’s import/ export operations to Leroux. No adjustment has been made to eliminate profits in inventory on the assumption it is not material.

2.	Interest on the cash portion of the Leroux share purchase has been recorded at Russel’s incremental cost of borrowing of 7% for the first six months of 2003.

Interest	$1,902,000
Income taxes	704,000

Net	$1,198,000

3.	Interest adjustment related to convertible debentures replaced by bank indebtedness. Interest rate is assumed to be the same rates as available to Leroux, which are not materially different than Russel’s incremental cost of borrowing.

Interest on long-term debt and on convertible debentures reclassified to other interest	$885,000

Under Canadian GAAP, a portion of the interest expense, net of tax, on the 8% Debentures and the 7.25% Debentures is recorded as a dividend distribution from retained earnings. As these debentures were purchased the interest, net of income taxes, on equity portion of convertible debentures charged to equity by Leroux represents an increase in interest expense and a reduction in income tax provision.

Interest	$1,148,000
Income taxes	300,000

Net	$848,000

4.	The pro forma statements of earnings have been reclassified to disclose separately the U.S. operations of Leroux as discontinued operations in accordance with Canadian Standards which came into effect for disposal activities effective May 1, 2003. This information is based on the segment note to the Leroux financial statements. Russel intends on selling or closing the U.S. operations of Leroux.

NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS — (Continued)

(unaudited)

The reclassification related to discontinued operations removes the following on a line by line basis and discloses them on one line after the continuing operations.

Revenues	$44,059,000
Cost of sales and operating expenses	47,232,000

(3,173,000)
Depreciation and amortization	(443,000)

Net loss discontinued operations	$(3,616,000)

E.     PRO FORMA ADJUSTMENTS AND ASSUMPTIONS FOR THE TRANSACTION

1.	Interest adjustment related to the notes issued on February 20, 2004. Interest rate was 6.375% and US$175 million notes were issued. The interest is converted at the average rate for 2003 of US$1 equals $1.4010 CDN.

Interest on long-term debt	$15,630,000

2.	Interest adjustment related to the actual interest on the Russel 8% Debentures due 2006 and the 10% Senior Notes for the year ended December 31, 2003, which is eliminated as they are being redeemed.

Interest on long-term debt	$18,839,000

3.	Interest adjustment related to repayment of bank credit facility. Russel has assumed that all of the 10% Senior Notes are redeemed January 1, 2003.

	Gross	Fees	Net/Total

Proceeds
Common shares	$51,750,000	$2,570,000	$49,180,000
US$175 million Senior Notes	226,170,000	5,500,000	220,670,000

	$277,920,000	$8,070,000	$269,850,000

Uses
US$115.6 million Senior Notes	$149,401,000	$10,458,000	$159,859,000
8% Debentures	30,000,000	—	30,000,000
Preferred shares	30,000,000	—	30,000,000

	$209,100,000	$10,458,000	$219,859,000

Available to reduce bank credit facility	$49,990,000

Interest rate is assumed to be 6% on the bank debt repaid	$2,999,000

4.	The total interest changes of $6,208,000 have been tax effected at the rate of 37%.

Increase in tax provision	$2,297,000

NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS — (Continued)

(unaudited)

F.     PRO FORMA EARNINGS PER SHARE

      The weighted average number of Russel shares outstanding for purposes of calculating the pro forma earnings per share have been increased to reflect the issuance of 3,546,874 common shares at the beginning of 2003 related to the Leroux acquisition and 5,750,000 common shares at the beginning of 2003 for the common shares in the Transactions.

      Weighted average number of common shares used:

For the pro forma Leroux statement of earnings	42,132,820
For the pro forma Leroux and Transactions statement of earnings	47,882,820

G.     U.S. GAAP RECONCILIATION

      The pro forma consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The following table represents the material differences between Canadian and U.S. GAAP.

			Pro Forma
	Russel Metals	Leroux	Adjustments	Pro Forma
	December 31,	May 3,	Leroux and	Leroux and
	2003	2003	Transactions	Transactions

	($000, except per share amounts)
Net earnings (loss) for the year under Canadian GAAP	$18,499	$(6,269)	$1,865	$14,095
Amortization of transitional obligation (Note 1)	(561)	—	—	(561)
Additional interest expense on convertible subordinated debentures (Note 2)	—	(571)	571	—
Fair value of derivatives (Note 3)	—	506	—	506
Inventory valuation (Note 4)	—	(58)	—	(58)
Income tax on the above	—	44	(206)	(162)

Net earnings — U.S. GAAP	$17,938	$(6,348)	$2,230	$13,820

Basic earnings per common share — U.S. GAAP	$0.39			$0.29

Fully diluted earnings per common share — U.S. GAAP	$0.37			$0.28

1.	Statement of Financial Accounting Standards (“SFAS”) No. 87, Employer’s Accounting for Pensions, requires that the transitional obligation be amortized over the expected average service lives of the employee group rather than charged to retained earnings immediately as allowed under the Canadian standards.

2.	Canadian accounting standards require that the convertible subordinated debentures be classified as part debt and part shareholders’ equity. Under U.S. GAAP these debentures are treated as debt. Interest expense that has been recorded on the accretion of the equity component in retained earnings under Canadian GAAP has been reclassified as interest expense under U.S. GAAP. The pro forma adjustments (Note D) have eliminated the interest expense relating to the convertible debentures. The convertible debentures are therefore not a U.S. GAAP reconciling item in the pro forma consolidated statement of earnings.

NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS — (Continued)

(unaudited)

3.	On January 1, 2001, the Company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities and the corresponding amendments under SFAS 138. SFAS 133, as amended by SFAS 138, did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows. As at May 3, 2003, Leroux had certain foreign exchange derivatives embedded in outstanding purchase orders, which are required to be recorded at fair values under U.S. GAAP. These contracts were not outstanding as of December 31, 2003.

4.	The Company records inventory at the lower of cost or net realizable value. U.S. GAAP requires that inventory be recorded at the lower of cost or market. Market is limited to the net realizable value reduced by an allowance for an approximately normal profit margin.

5.	Leroux’s investment in the FederAlpha Steel, LLC, joint venture has been accounted for using proportionate consolidation. Under U.S. GAAP, joint ventures that are less than majority-owned but over which the Company exercises significant influence would be accounted for using the equity method. This would result in reclassifications in the consolidated balance sheet and statement of earnings as at and for the period ended May 3, 2003. Net income, earnings per share and shareholders’ equity are not impacted by the proportionate consolidation of this joint venture.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.

Assurance and Advisory Services
1 Place Ville-Marie
Suite 3000
Montréal QC H3B 4T9
Canada

Tel.: (514) 393-7115

Fax: (514) 390-4113
www.deloitte.ca

AUDITORS’ REPORT

To the Shareholders of

Leroux Steel Inc.

      We have audited the consolidated balance sheet of Leroux Steel Inc. as at November 2, 2002 and the consolidated statements of loss, retained earnings and cash flows for the year then ended. The financial statements of Leroux Steel Inc. as of November 3, 2001, prior to revision, were audited by other auditors whose report dated December 3, 2001, expressed an unqualified opinion on those statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 2, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

      As discussed above, the financial statements of Leroux Steel Inc. as of November 3, 2001, and for the year then ended were audited by other auditors who have now ceased operations. As described in Note 21, these financial statements have been revised to include a reconciliation between accounting principles generally accepted in Canada and those generally accepted in the United States of America. We audited the reconciling items described in Note 21 to the November 3, 2001 financial statements. In our opinion, such reconciling items are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the November 3, 2001 financial statements of the Company other than with respect to such reconciling items and, accordingly, we do not express an opinion or any other form of assurance on the November 3, 2001 financial statements taken as a whole.

(Signed) Samson Bélair/Deloitte & Touche s.e.n.c.r.l.

Chartered Accountants

Montreal, Canada

January 17, 2003, except as to Note 21 which is as of February 16, 2004

LEROUX STEEL INC.

Consolidated statements of loss

years ended November 2, 2002 and November 3, 2001

	November 2,	November 3,
	2002	2001

	(in thousands of dollars)
Sales	$522,901	$588,382

Cost of sales and expenses
Cost of sales and operating expenses	508,471	571,359
Interest on long-term debt and on convertible debentures (including amortization of deferred charges of $33; $36 in 2001)	3,019	4,585
Other interest	6,653	8,408
Amortization of capital assets	8,121	8,356
Amortization of goodwill	188	188
Amortization of deferred charges	268	90

	526,720	592,986

Restructuring charges (Note 4)	2,876	—

Loss before income taxes and other items	(6,695)	(4,604)
Income taxes (Note 6)	6	(2,008)

Loss before other items	(6,701)	(2,596)
Share in net earnings of the company subject to significant influence	—	2
Non-controlling interest	371	(427)

Net loss	$(6,330)	$(3,021)

Net loss per share	$(0.75)	$(0.42)

Net loss per share — fully diluted	$(0.75)	$(0.42)

Average number of shares outstanding during the year	10,469,013	10,476,994

LEROUX STEEL INC.

Consolidated statements of retained earnings

years ended November 2, 2002 and November 3, 2001

	November 2,	November 3,
	2002	2001

	(in thousands of dollars)
Balance, beginning of year	$75,205	$79,652
Net loss	(6,330)	(3,021)
Accretion of equity component of the convertible debentures (less income taxes of $347 ($394 in 2001))	(1,566)	(1,375)
Premium on purchase of Class B subordinate shares	—	(51)

Balance, end of year	$67,309	$75,205

LEROUX STEEL INC.

Consolidated balance sheets

as at November 2, 2002 and November 3, 2001

	November 2,	November 3,
	2002	2001

	(in thousands of dollars)
Assets
Current assets
Cash and term deposits	$3,650	$2,576
Accounts receivable	103,287	104,503
Inventories	97,486	122,469
Income taxes receivable	6,483	3,421
Future income taxes	—	1,662
Prepaid expenses	1,972	2,307
Current portion of investments (Note 7)	12	12

	212,890	236,950
Investment (Note 7)	427	439
Capital assets (Note 8)	88,737	91,039
Future income taxes	12	1,514
Goodwill, at amortized cost	1,500	1,688
Deferred charges, at amortized cost (Note 9)	2,108	277
Other assets, at cost	226	96

	$305,900	$332,003

Liabilities
Current liabilities
Bank overdraft	$574	$1,866
Bank loans (Note 10)	90,671	88,698
Accounts payable	58,765	55,497
Future income taxes	74	28
Current portion of debt component of the convertible debentures (Note 15)	1,092	952
Current portion of long-term debt (Note 11)	6,669	46,312

	157,845	193,353
Long-term debt (Note 11)	18,442	1,284
Future income taxes	2,815	2,552
Non-controlling interest	2,066	2,453
Debt component of the convertible debentures (Note 15)	2,249	3,341

	183,417	202,983

Contingencies and commitments (Notes 12 and 13)
Shareholders’ equity
Share capital (Note 14)	34,774	34,774
Convertible debentures (Note 15)	17,468	15,515
Cumulative translation adjustment	2,932	3,526
Retained earnings	67,309	75,205

	122,483	129,020

	$305,900	$332,003

LEROUX STEEL INC.

Consolidated statements of cash flows

years ended November 2, 2002 and November 3, 2001

	November 2,	November 3,
	2002	2001

	(in thousands of dollars)
Operating activities
Net loss	$(6,330)	$(3,021)
Items not affecting cash and cash equivalents
Amortization	8,610	8,670
Non-controlling interest	(371)	427
Future income taxes	1,758	(2,757)
Gain on disposal of capital assets	(12)	(198)
Write-down of assets	1,478	—
Loss on purchase of convertible debentures	—	234
Share in net earnings of the company subject to significant influence	—	(2)

	5,133	3,353
Net changes in non-cash working capital items	27,059	29,220

	32,192	32,573

Investing activities
Business acquisitions	—	(654)
Reimbursement of a mortgage	12	12
Acquisition of capital assets	(7,338)	(5,889)
Proceeds from disposal of capital assets	140	3,601
Acquisition of other assets	(150)	(15)
Proceeds from disposal of other assets	15	5

	(7,321)	(2,940)

Financing activities
Changes in bank loans	2,576	(15,154)
Increase in long-term debt	24,008	398
Repayment of long-term debt	(46,384)	(3,096)
Deferred financing expenses	(2,118)	—
Purchase of Class B subordinate shares	—	(353)
Purchase of convertible debentures	—	(7,815)
Payments on convertible debentures, net of interest expensed	(565)	(643)

	(22,483)	(26,663)

Effect of exchange rate changes on cash	(22)	591

Cash and cash equivalents increase	2,366	3,561
Cash and cash equivalents, beginning of year	710	(2,851)

Cash and cash equivalents, end of year	$3,076	$710

Cash flows include the following items:
Interest paid	$10,058	$12,587

Income taxes (received) paid	$(443)	$11,055

Cash and cash equivalents are comprised of:
Cash	$2,489	$1,140
Term deposits (bearing interest at 4.25% (3.45% in 2001))	1,161	1,136
Bank overdraft	(574)	(1,886)

	$3,076	$710

LEROUX STEEL INC.

Notes to the consolidated financial statements

years ended November 2, 2002 and November 3, 2001
(tabular amounts are in thousands of dollars)

1.     Description of the business

      The Company, incorporated under Part IA of the Companies Act (Québec), operates mainly as a steel products distributor in Canada and the United States.

2.     Significant accounting policies

     Financial year-end

      The year ended November 2, 2002, includes 52 weeks compared to 53 weeks for the year ended November 3, 2001.

     Consolidation

      The consolidated financial statements, expressed in Canadian dollars, include the accounts of the Company and those of its subsidiaries:

Ownership
Subsidiaries’ name	interest

%
Poutrelles Delta Inc. and its subsidiary, Delta Steel Joist Inc.	66.67
Dollard Steel Inc.	100.00
Armabec Inc.	100.00
Boen Steel Corp.	100.00
E. Ennis and Company Limited	100.00
Federal Pipe and Steel Corporation and its joint venture, FederAlpha Steel LLC, owned at 50%	100.00
La Corporation d’acier Richler	100.00
Transfo-Métal Inc.	100.00
3891810 Canada Inc.	100.00

      The Company’s interest in the joint venture, FederAlpha Steel LLC, is accounted for using the proportionate consolidation method.

     Use of estimates

      The presentation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Foreign currency translation

     Self-sustaining subsidiaries

      Foreign subsidiaries of the Company are considered self-sustaining. As a result, their financial statements are converted according to the current rate method.

LEROUX STEEL INC.

Notes to the consolidated financial statements — (Continued)

years ended November 2, 2002 and November 3, 2001
(tabular amounts are in thousands of dollars)

      Based on this method, assets and liabilities are converted at the exchange rate in effect at the balance sheet date and revenue and expense items are translated at the average year rate. Translation adjustments resulting from exchange rate fluctuations are included in Cumulative translation adjustment in the Shareholders’ Equity.

     Foreign currency transactions

      Except for transactions for which the Company has entered into forward foreign exchange contracts, monetary assets and liabilities are translated into Canadian dollars at the exchange rate prevailing at year-end and nonmonetary assets and liabilities at their historical rate. Revenue and expense accounts are translated using the average exchange rates prevailing during the year, except for inventories and amortization which are translated at their historical rates. Translation gains and losses are included in the statements of loss.

      Monetary items in foreign currencies included in current assets and liabilities, hedged by forward foreign exchange contracts, are translated using the average exchange rate of these contracts prevailing at year-end. Gains and losses on forward foreign exchange contracts are included in the revenue in the same period as the related export sales.

     Derivative financial statements

      The Company manages its foreign exchange exposure through the use of derivative financial instruments. Derivatives used are part of the Company’s risk management strategy, are initially designated as an hedge, and their effectiveness is monitored on a constant basis. The Company does not use derivatives for trading purposes.

     Revenue recognition

      Almost all revenue is generated from the sale of steel and revenue is recognized as units are delivered.

     Inventory valuation

      Inventories are valued at the lower of cost and net realizable value, the cost being determined using the average cost method.

     Investment

      The interest in the company subject to significant influence is accounted for using the equity method until July 29, 2001, when the Company acquired control and began to consolidate the accounts of that company.

LEROUX STEEL INC.

Notes to the consolidated financial statements — (Continued)

years ended November 2, 2002 and November 3, 2001
(tabular amounts are in thousands of dollars)

     Capital assets

      Capital assets are accounted for at cost.

      Amortization of capital assets is calculated using the following methods and rates:

Buildings	Straight-line	2 1/2% and 5%
Land improvements	Straight-line	5%
Machinery and equipment	Straight-line	5% and 10%
Leasehold improvements	Straight-line	12 1/2% and 20%
Automotive equipment	Straight-line	20%
Furniture	Diminishing balance	20%
Office technology, computer and telephone systems	Straight-line	8%, 20% and 33 1/3%

     Goodwill

      Goodwill is recorded at cost and amortized over a 15-year period, using the straight-line method. The Company assesses annually the recoverability of the unamortized cost of goodwill and the period over which the economic benefits will subside. The recoverability is based on the sales from current customers and an estimate of future operating profit.

     Deferred charges

      The financing expenses are amortized on the straight-line method over the term of the debt.

      Issue expenses related to the debt component of the debentures are amortized using the straight-line method over the term of the debentures.

      The other expenses are amortized using the straight-line method over a three to five-year period.

     Income taxes

      Income taxes are provided for using the liability method. Under this method, future income tax assets and liabilities are determined based on all temporary differences between the carrying amounts and tax bases of assets and liabilities using substantively enacted tax rates and laws expected to be in effect when the differences reverse.

     Net earnings per share

      To calculate the net earnings per share, the accretion of the equity component of the convertible debentures is deducted from net income or added to net loss.

      The net earnings per share are determined by using the weighted average number of shares outstanding during the year. The treasury stock method is used to calculate the diluted earnings per share. This method assumes that the proceeds received upon exercise or conversion of dilutive securities would be used to purchase subordinate shares at the average market price during the year.

     Pension plans

      The Company has defined benefit pension plans covering certain of its employees. The cost of pension benefits earned by employees is determined using the projected benefit method prorated on services.

LEROUX STEEL INC.

Notes to the consolidated financial statements — (Continued)

years ended November 2, 2002 and November 3, 2001
(tabular amounts are in thousands of dollars)

Pension costs are determined periodically by independent actuaries. Pension expense is charged to operations and includes:

i) the cost of pension benefits provided in exchange for employees’ services rendered during the year;

ii) the interest cost of pension obligations, the return on pension fund assets and the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or market-related value of plan assets over the expected average remaining service life of the employee group covered by the plans.

      The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method prorated on services.

     Stock option plan

      The Company has a stock option plan where options to purchase subordinate shares are issued to directors and officers. No compensation expense is recognized for these plans when shares or share options are issued. Any consideration paid on the exercise of options is credited to share capital.

     Cash and cash equivalents

      The Company’s cash and cash equivalents include cash and bank overdraft representing outstanding cheques and term deposits, maturing within three months. Bank loans or bank overdraft representing credit facility are not included in cash and cash equivalents. They are considered as a financing activity.

3.     Change in accounting policies

      During the year 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the calculation of diluted earnings per share. The change in accounting policy has been applied retroactively and had no impact on the diluted earnings per share for the year ended November 3, 2001.

      During the year 2001, the Company adopted retroactively the new recommendations of the Canadian Institute of Chartered Accountants concerning income taxes. The change in accounting policy had no significant impact on the Company’s retained earnings as at October 29, 2000 and on the net loss for the year ended November 3, 2001.

4.     Restructuring charges

      During the year 2002, as part of the restructuring plan, the Company’s management decided to close three service centers, as well as the head office of Federal Pipe and Steel Corporation, a subsidiary of the Company. All those service centre operations stopped during the year except for the New Jersey service centre whose activities stopped at the end of November 2002.

LEROUX STEEL INC.

Notes to the consolidated financial statements — (Continued)

years ended November 2, 2002 and November 3, 2001
(tabular amounts are in thousands of dollars)

      The restructuring charges totaling $2,876,000 are comprised of the following items:

Write-down of assets	$1,478
Termination payments	126
Moving and repairs charges	533
Rent	503
Others	236

      The accounts payable include an amount of $659,000 relating to those restructuring charges.

5.     Interest in a joint venture and business acquisitions

     Interest in a joint venture

      On July 15, 2002, Federal Pipe and Steel Corporation and Alpha Steel Corporation combined their respective commercial activities in the American Midwest region and formed FederAlpha Steel LLC, a joint venture owned at 50% by each of them.

      Net assets contributed by both companies are as follows:

	Federal Pipe
	and Steel	Alpha Steel		Prorata
	Corporation	Corporation	Total	share

Inventories	$13,818	$13,548	$27,366	$13,683
Capital assets	2,890	2,900	5,790	2,895
Other assets	—	185	185	92

Total assets	$16,708	$16,633	$33,341	$16,670

Bank loan	$8,770	$8,770	$17,540	$8,770
Accounts payable	3,073	3,073	6,146	3,073
Accounts payable — related company	248	174	422	211
Subordinate notes	3,366	3,366	6,732	3,366

Total liabilities	$15,457	$15,383	$30,840	$15,420

LEROUX STEEL INC.

Notes to the consolidated financial statements — (Continued)

years ended November 2, 2002 and November 3, 2001
(tabular amounts are in thousands of dollars)

      The consolidated financial statements of Leroux Steel Inc. as at November 2, 2002 included the following amounts related to its interest in the assets, liabilities, earnings and cash flow of FederAlpha Steel LLC, accounted for using the proportionate consolidation method.

Assets
Short-term assets	$22,867
Long-term assets	3,082
Liabilities
Short-term liabilities	25,370
Earnings
Sales	20,387
Total expenses	21,081
Net loss	694
Cash flow
Cash flow related to operating activities	(3,580)
Cash flow related to investing activities	(115)
Cash flow related to financing activities	3,596

     Business acquisitions

      On July 29, 2001, the Company acquired an additional share of 20% in Transfo-Métal Inc. (representing 20,000 shares) for a cash consideration of $160,073, bringing its interest to 60%. The transaction was accounted for under the purchase method. Operating results of Transfo-Métal Inc. are included in these consolidated financial statements from the date of acquisition based on the Company’s interest. The Company acquired operates mainly in the steel transformation industry.

      Net assets acquired as at July 29, 2001 were as follows:

Cash and cash equivalents	$(6)
Current assets	621
Capital assets	1,288
Other long-term assets	3
Current liabilities	(685)
Long-term debt	(6)
Future income taxes	(235)
Non-controlling interest	(332)

648
Less: investment at equity method	482

Net assets, acquired	$166

Cash consideration	$166

      On November 2, 2001, the Company acquired the remaining interest of 40% in Transfo-Métal Inc. for a cash consideration of $332,000.

LEROUX STEEL INC.

Notes to the consolidated financial statements — (Continued)

years ended November 2, 2002 and November 3, 2001
(tabular amounts are in thousands of dollars)

      On October 1, 2001, Dollard Steel Inc., a wholly-owned subsidiary of the Company, acquired the assets of a company representing mainly capital assets for a cash consideration of $150,001. The transaction was accounted for under the purchase method.

6.     Income taxes

      Income taxes result from the following:

	November 2,	November 3,
	2002	2001

Income tax recovery based on basic rate	$(2,258)	$(1,624)
Surtaxes and large corporations tax	280	260
Non-deductible items	189	146
Income tax rate adjustment	—	(500)
Future income taxes adjustment	—	54
Write-off of future income tax assets related to losses	2,366	—
Recognition of previously unrecorded tax benefits of subsidiaries	—	(54)
Rate variance — US subsidiaries	(571)	(290)

Income taxes	$6	$(2,008)

Income taxes break down as follows:
Current (recovery)	$(1,752)	$749
Future	1,758	(2,757)

	$6	$(2,008)

      Future income tax assets and liabilities result from the following:

	November 2,	November 3,
	2002	2001

Future tax assets
Short-term
Tax losses carried forward	$—	$1,662

Long-term
Tax losses carried forward	$12	$1,514

Future tax liabilities
Short-term
Holdbacks on contracts	$74	$28

Long-term
Capital assets	$2,815	$2,552

     Tax benefits available

      Federal Pipe and Steel Corporation has accumulated losses for tax purposes for future years amounting to US$1,180,000 at the federal level which can be applied against future taxable income. The losses were incurred during the years ended in 1993 and 1994. Those losses can be forwarded on a 15-year

LEROUX STEEL INC.

Notes to the consolidated financial statements — (Continued)

years ended November 2, 2002 and November 3, 2001
(tabular amounts are in thousands of dollars)

period and a maximum of US$278,000 can be used annually. No future income tax assets relating to these losses have been accounted for.

7.     Investment

	November 2,	November 3,
	2002	2001

Mortgage loan, 8%, payable by monthly instalments of $1,000 up to 2019	$439	$451
Current portion	12	12

	$427	$439

8.     Capital assets

	November 2, 2002

		Accumulated	Net Book
	Cost	Amortization	Value

Land	$9,531	$—	$9,531
Buildings	59,276	9,616	49,660
Land improvements	1,798	385	1,413
Machinery and equipment	32,935	17,653	15,282
Leasehold improvements	2,194	832	1,362
Automotive equipment	5,424	4,706	718
Furniture, office technology, computer and telephone systems	23,055	12,284	10,771

	$134,213	$45,476	$88,737

	November 3, 2001

		Accumulated	Net Book
	Cost	Amortization	Value

Land	$9,547	$—	$9,547
Buildings	60,775	8,112	52,663
Land improvements	1,790	309	1,481
Machinery and equipment	35,322	18,410	16,912
Leasehold improvements	2,555	1,579	976
Automotive equipment	5,851	4,963	888
Furniture, office technology, computer and telephone systems	18,350	9,778	8,572

	$134,190	$43,151	$91,039

      Revenue producing properties have a cost of $1,279,116 ($1,279,116 in 2001) and accumulated amortization of $293,387 ($267,087 in 2001).

LEROUX STEEL INC.

Notes to the consolidated financial statements — (Continued)

years ended November 2, 2002 and November 3, 2001
(tabular amounts are in thousands of dollars)

9.     Deferred charges

	November 2,	November 3,
	2002	2001

Financing expenses	$1,944	$—
Issue expenses related to the debt component of the debenture	117	149
Other charges	47	128

	$2,108	$277

10.     Bank loans

      The Company and certain Canadian subsidiaries have credit facilities of $100,000,000 ($80,000,000 in 2001) bearing interest at variable rates established under conditions described in the credit agreements. On November 2, 2002, the effective rate was 5.35% based on the bank acceptance equivalent rate plus an applicable margin. The credit facilities of the Company are maturing on August 31, 2005.

      The credit facilities are secured by a collateral mortgage of $200,000,000 and by all properties, real and personal, movable and immovable including without limitation all accounts, inventories, equipment, contract rights, letters of credit, general intangibles, investment properties, cash and cash equivalents, deposit accounts, books, records, computer software and real estate of the Company and its subsidiaries, excluding Poutrelles Delta Inc., Federal Pipe and Steel Corporation and its joint venture, FederAlpha Steel LLC and 3891810 Canada Inc.

      Under the credit agreement conditions, the Company and some of its Canadian subsidiaries must satisfy certain covenants as to minimum financial ratios for each period of four consecutive quarters and must also satisfy several conditions at all times as described in the credit agreement.

      Poutrelles Delta Inc. has credit facilities renewable annually of $5,000,000, bearing interest at prime rate plus 0.5%. On November 2, 2002, the effective rate was 4.60%. The credit facilities are secured by all inventories, actual and future receivables, by a cession and subordination of the parent company’s receivables and those of its subsidiary Delta Steel Joist Inc. for an amount of $5,000,000, by shareholders and by a first ranking movable hypotec of an amount of $750,000 on all equipment and all actual and future other assets. Under the credit agreement, Poutrelles Delta Inc. must satisfy certain covenants as to minimum financial ratios at all times.

      Federal Pipe and Steel Corporation and its joint venture FederAlpha Steel LLC have credit facilities of US$20,750,000 (US$25,000,000 in 2001) bearing interest at variable rates established under conditions described in the credit agreements. On November 2, 2002, the effective rate was 4.75% based on the prime rate plus 0.50%. These credit agreements mature on July 9, 2005 and are secured by all their assets, current and future. Under the credit agreements, Federal Pipe and Steel Corporation and its joint venture must satisfy certain covenants as to minimum financial ratios and must also satisfy several conditions under the credit agreements.

      As at November 2, 2002, Federal Pipe and Steel Corporation and its joint venture are not in compliance with certain financial ratios. Creditors have not waived the obligations of the Company and its joint venture to meet those financial ratios.

      Furthermore, the Company, Federal Pipe and Steel Corporation and its joint venture do not respect certain financial ratios as at February 1, 2003 and are expecting not to respect certain financial ratios during the year ending November 1, 2003. The Company, Federal Pipe and Steel Corporation and its joint

LEROUX STEEL INC.

Notes to the consolidated financial statements — (Continued)

years ended November 2, 2002 and November 3, 2001
(tabular amounts are in thousands of dollars)

venture are currently in discussion with lenders in order to modify financial ratios provided in their credit facilities.

11.     Long-term debt

	November 2,	November 3,
	2002	2001

Term loan of a maximum of $20,000,000, subject to the same securities as those described in Note 10, repayable in monthly instalments of $256,410, starting on February 1, 2003, bearing interest at variable rates established under conditions described in the credit agreement and maturing on August 31, 2005. As at November 2, 2002, the effective rate was 5.85% based on bank acceptances plus an applicable margin	$20,000	$—

Term loan, of Federal Pipe and Steel Corporation and its joint venture, of a maximum of US$2,548,125, subject to the same securities as those described in Note 10, repayable in monthly instalments of US$22,764, bearing interest at variable rates established under conditions described in the credit agreement and maturing on July 9, 2005. As at November 2, 2002, the effective rate was 5% based on prime rate plus 0.75%. As at November 2, 2002, Federal Pipe and Steel Corporation and its joint venture are not in compliance with certain financial ratios and, accordingly, the debt has been reclassified as current debt
	3,827	—

Loans at rates up to 9.25%, secured by buildings having a net book value of $4,114,343, maturing up to 2010	930	6,387

Loans at rates up to 9.72%, secured by machinery, automotive equipment and computer software having a net book value of $914,546, maturing up to 2005	354	1,407

Term loan of a maximum of $40,000,000, secured by accounts receivable and inventories of the Company and its subsidiaries and by demand bonds totaling $180,000,000 issued in accordance with a mortgage deed on almost all of the Company’s property in Canada, bearing interest at variable rates established under conditions described in the credit agreement, and completely reimbursed on August 16, 2002	—	39,802

	25,111	47,596
Current portion	6,669	46,312

	$18,442	$1,284

      Principal payments required for the next five years are as follows:

2003	$6,669
2004	3,286
2005	14,723
2006	102
2007	102

LEROUX STEEL INC.

Notes to the consolidated financial statements — (Continued)

years ended November 2, 2002 and November 3, 2001
(tabular amounts are in thousands of dollars)

12.     Contingencies

      The Company is involved in litigations and claims associated with normal course of operations. Moreover, a subsidiary’s shareholder instituted proceedings in the amount of $5,000,000 for damages and interest and oppression.

      The Company has contested these claims and in the opinion of its legal counsel, these lawsuits are not founded; consequently, it is unlikely that they will have a significant impact on the financial position of the Company and its subsidiaries. Therefore, no provision was recorded in the financial statements. Any settlement resulting from these proceedings will be charged to earnings in the year incurred.

13.     Commitments

      As at November 2, 2002, the balance of commitments under lease agreements for premises, office technology, automotive equipment and computer support and maintenance amounts to $19,299,611, including the amount of $3,254,984 from the joint venture FederAlpha Steel LLC. The minimum rental payments for the next five years are as follows:

2003	$5,211
2004	4,803
2005	3,541
2006	2,899
2007	2,178

      The Company has provided letters of guaranty for an amount of $500,000 and a letter of credit for an amount of US$1,969,380; (US$1,350,000 in 2001) maturing in December, 2002.

14.     Share capital

Authorized, in unlimited number, without par value Class A shares, entitled to ten votes per share. Each share is convertible, at the option of its holder, into one Class B subordinate share
Class B subordinate shares, entitled to one vote per share, convertible under certain circumstances into Class A shares
Preferred shares, issuable in series

	November 2,	November 3,
	2002	2001

Issued
3,550,567 Class A shares	$5,135	$5,135
6,918,446 Class B subordinate shares	29,639	29,639

	$34,774	$34,774

LEROUX STEEL INC.

Notes to the consolidated financial statements — (Continued)

years ended November 2, 2002 and November 3, 2001
(tabular amounts are in thousands of dollars)

     a) Transactions during the years

      In 2001, purchase of 70,500 Class B subordinate shares for a cash consideration of $353,205.

     b) Reserved shares

—	6,832,843 Class B subordinate shares have been reserved for the following:

—	745,000 for the stock option plan.

—	2,537,276 to cover the conversion rights related to the debentures described in Note 15.

—	3,550,567 to cover the conversion rights related to Class A shares.

     c) Stock option plan

      Under the Stock option plan (the “plan”), options are granted to directors and officers. The plan establishes that each year options are granted based on certain conditions described in the plan, at a price equal to the closing price of the related shares on the day preceding the granting of the options. Options generally may be exercised between the third or the fifth anniversary and the seventh anniversary of the date of grant. As at November 2, 2002, the expiry dates extend to March 19, 2012.

      As of November 2, 2002, 369,000 options were issued and outstanding as follows:

	Options outstanding			Options exercisable

		Weighted-	Exercise		Exercise
		average	price,		price,
		remaining	weighted-		weighted-
Range of exercise price	Number	contractual life	average	Number	average

4.00 to 5.50	361,000	5.2	$5.13	257,000	$5.07
5.51 to 7.00	8,000	4.7	7.00	8,000	7.00

	369,000	5.2	5.17	265,000	5.13

      During the year, the number of options has changed as follows:

	November 2, 2002		November 3, 2001

	Exercise		Exercise
	price,		price,
	weighted-	Number of	weighted-	Number of
	average	options	average	options

Balance, beginning of year	$5.20	400,000	$5.20	462,000
Granted	4.41	34,000	5.35	32,000
Cancelled	4.94	(65,000)	5.26	(94,000)

Balance, end of year	5.17	369,000	5.20	400,000

Options exercisable at year-end		265,000		272,000

LEROUX STEEL INC.

Notes to the consolidated financial statements — (Continued)

years ended November 2, 2002 and November 3, 2001
(tabular amounts are in thousands of dollars)

     d) Earnings per share

	November 2, 2002

			Per share
	Loss	Shares	amount

Basic and diluted loss per share
Loss available to common shareholders	$(6,330)
Plus: accretion of equity component of the convertible debentures	(1,566)

Loss available to common shareholders	$(7,896)	10,469,013	$(0.75)

	November 3, 2001

			Per share
	Loss	Shares	amount

Basic and diluted loss per share
Loss available to common shareholders	$(3,021)
Plus: accretion of equity component of the convertible debentures	(1,375)

Loss available to common shareholders	$(4,396)	10,476,994	$(0.42)

      The securities that could potentially dilute basic earnings per share in the future, but that were not considered in the diluted loss per share since they were anti-dilutive on November 2, 2002 and November 3, 2001, are the convertible debentures and stock options.

15.     Convertible debentures

      On July 21, 1994, the Company issued subordinated debentures with a par value of $8,158,000, 8%, convertible at the holder’s option into Class B subordinated shares at a conversion price of $7 per share up to maturity date on August 4, 2004. The debentures are redeemable up to their maturity date at par plus accrued and unpaid interest provided that the weighted average trading price of the subordinate voting shares on Stock Exchange during the 20 consecutive trading days ending five days before the date on which the notice of redemption was given is at least $8.75 from August 6, 1999 to August 4, 2001 and is at $7 thereafter. The Company may, at its option, pay the principal amount in freely tradeable subordinate shares.

      On May 16, 1996, the Company issued an aggregate amount of $19,000,000 in subordinated debentures, 7.25%, convertible at the holder’s option into Class B subordinated shares at a conversion price of $6.25 per share at any time prior to May 29, 2001 and at a conversion price of $7.75 per share thereafter and up to maturity date on May 29, 2006. However, from May 29, 1999 to May 29, 2001, the debentures were exchangeable at the Company’s option for subordinate voting shares at par plus accrued and unpaid interest, provided that the weighted average trading price of the subordinate voting shares on Stock Exchange during the 20 consecutive trading days ending five days before the date on which the notice of exchange was given exceeded $7.81. On May 30, 2001, they were redeemable at par plus accrued and unpaid interest. After this date, these debentures are redeemable, at par plus accrued and unpaid interest, provided that the weighted average trading price of the subordinate voting shares on Stock Exchange during the 20 consecutive trading days ending five days before the date on which the notice of redemption was given is at least $9.69 from May 31, 2001 to May 29, 2003 and $7.75 thereafter. The

LEROUX STEEL INC.

Notes to the consolidated financial statements — (Continued)

years ended November 2, 2002 and November 3, 2001
(tabular amounts are in thousands of dollars)

Company may, at its option from May 30, 2001, pay the principal amount in freely tradable subordinate shares.

      The convertible debentures are presented according to their component parts. The financial liability component representing interest obligation is presented as a liability and the equity component representing the conversion option held by the holder and the settlement option in shares held by the Company is presented in shareholders’ equity.

      The interest expense related to the liability component is charged to income and the accretion related to the equity component is charged to retained earnings, net of income taxes.

      On May 30, 2001, the Company early redeemed subordinated debentures, 7.25%, for a cash consideration of $7,815,500 representing par value. The financial liability component and the equity component were reduced by $2,135,500 and $5,680,000, respectively, based on their relative fair values on May 30, 2001.

      A loss amounting to $234,000, included in interest on long-term debt and on convertible debentures for the year ended November 3, 2001, represents the difference between the consideration attributable to the financial liability component and its carrying value at the purchase date. A gain of the same amount has been included in the accretion of equity component of the convertible debentures account in the statements of retained earnings representing the difference between the consideration attributable to the equity component of convertible debentures and its carrying value at the purchase date.

16.     Pension plans

      The Company has defined benefit pension plans covering certain of its employees. The cost of pension benefits earned by employees is determined using the projected benefit method prorated on services.

LEROUX STEEL INC.

Notes to the consolidated financial statements — (Continued)

years ended November 2, 2002 and November 3, 2001
(tabular amounts are in thousands of dollars)

      Based on most recent actuarial calculations, as at November 2, 2002, the information related to these defined benefit pension plans can be summarized as follows:

	November 2,	November 3,
	2002	2001

Accrued benefit obligation
Accrued benefit obligation, beginning of year	$5,308	$4,611
Current services cost	151	141
Employees’ contributions	44	59
Interest cost	329	317
Benefits paid	(464)	(225)
Actuarial (gains) losses	(90)	405
Plan amendments	126	—

Accrued benefit obligation, end of year	$5,404	$5,308

Plan assets
Fair value of plan assets, beginning of year	$4,478	$5,122
Actual return on plan assets	(272)	(407)
Employer contributions	123	(71)
Employees’ contributions	44	59
Benefits paid	(464)	(225)

Fair value of plan assets, end of year	$3,909	$4,478

Accrued benefit liabilities
Plan deficit	$(1,495)	$(830)
Unamortized actuarial losses	1,251	779
Unamortized past service costs	126	—

Accrued benefit liabilities	$(118)	$(51)

      The most important actuarial assumptions used in order to evaluate the accrued benefit obligations can be summarized as follows:

	November 2,	November 3,
	2002	2001

Discount rate	$6.25	$6.75
Expected long-term rate of return on plan assets	7.00	8.00
Rate of compensation increase	3.00	3.50

LEROUX STEEL INC.

Notes to the consolidated financial statements — (Continued)

years ended November 2, 2002 and November 3, 2001
(tabular amounts are in thousands of dollars)

      The net expense for the Company’s benefit plans is as follows:

	November 2,	November 3,
	2002	2001

Current service cost	$151	$141
Interest cost	329	317
Expected return on plan assets	(303)	(403)
Amortization of actuarial loss	13	—

Net benefit plan expense	$190	$55

17.     Related party transactions

	November 2,	November 3,
	2002	2001

Parent company
Administrative expenses	$850	$850
Company subject to significant influence (prior to control acquisition — Refer to Note 5):
Sales and other revenue	—	83
Purchases and other expenses	—	2,452
Net rental revenue	—	99
Companies under significant influence of close relatives of one director:
Sales and other revenue	4,088	5,509
Purchases and other expenses	932	66
Rental revenue	66	133

      These transactions are in the normal course of operations and are measured at the exchange amount.

      The amounts receivable totalling $1,087,279 ($653,999 in 2001) and the amounts payable totalling $248,654 ($124,733 in 2001) in relation to these transactions, are included in accounts receivable and accounts payable, respectively.

      During the year 2001, a subsidiary of the Company sold a building and a piece of land to a company under the significant influence of close relatives of one director. The consideration received amounts to $1,135,000. The transaction has been measured at the carrying value.

LEROUX STEEL INC.

Notes to the consolidated financial statements — (Continued)

years ended November 2, 2002 and November 3, 2001
(tabular amounts are in thousands of dollars)

18.     Segmented information

	November 2, 2002

Geographic segments	Canada	United States	Eliminations	Consolidated

External revenue	$382,155	$140,746	$—	$522,901
Disposal between geographic segments	12,899	584	(13,483)	—

Sales	$395,054	$141,330	$(13,483)	$522,901

Interest income	$(483)	$(157)	$303	$(337)
Interest expense	7,551	2,761	(303)	10,009

Net interest expense	$7,068	$2,604	$—	$9,672

Amortization	$7,258	$1,352	$—	$8,610

Income taxes	$2,854	$(2,848)	$—	$6

Net earnings (loss)	$3,931	$(10,261)	$—	$(6,330)

Segmented assets	$241,894	$64,006	$—	$305,900

Segmented capital expenditures	$7,871	$1,913	$(600)	$9,184

	November 3, 2001

Geographic segments	Canada	United States	Eliminations		Consolidated

External revenue	$405,972	$182,410		$—	$588,382
Disposal between geographic segments	19,635	627		(20,262)	—

Sales	$425,607	$183,037		$(20,262)	$588,382

Interest income	$(411)	$(297)		$281	$(427)
Interest expense	10,206	3,495		(281)	13,420

Net interest expense	$9,795	$3,198		$—	$12,993

Amortization	$7,072	$1,598		$—	$8,670

Income taxes	$2,695	$(4,703)		$—	$(2,008)

Share in net earnings of the company subject to significant influence	$2	$—		$—	$2

Net earnings (loss)	$4,997	$(8,018)		$—	$(3,021)

Segmented assets	$245,343	$86,660	$		$332,003

Segmented capital expenditures	$7,101	$830	$		$7,931

      The Company derives its revenue primarily from the distribution of steel. The reportable segments of Leroux Steel Inc. are operating units managed on a geographical basis. The operating units with similar economic characteristics have been aggregated into larger geographical sectors, according to the disparities of the target markets.

LEROUX STEEL INC.

Notes to the consolidated financial statements — (Continued)

years ended November 2, 2002 and November 3, 2001
(tabular amounts are in thousands of dollars)

      Management of the Company assesses the performance of the operating units aggregated by sector based on net earnings.

      The Company accounts for intersegment sales and transfers, if any, at exchange values.

      The accounting policies used to determine segment earnings and intersegment transfers, and to measure segment assets are the same as those described in the summary of significant accounting policies.

19.     Financial instruments

     a) Foreign exchange risk

      The Company realizes a significant portion of its activities in foreign currencies and enters into foreign exchange contracts in order to manage its foreign exchange risk. On November 2, 2002, the Company is committed to sell under foreign exchange contracts US$5.5 million for Canadian dollars (US$10.5 million in 2001) at an average rate of $1.57 ($1.55 in 2001) over a period extending up to January 15, 2003 and to buy US$4.0 million for Canadian dollars (nil in 2001) at an average rate of $1.56 over a period extending up to December 4, 2002.

      In addition, the Company is exposed to foreign exchange risk due to sales by a subsidiary on the American market. This risk has been mitigated by the purchases and the operating charges incurred in US currency.

      As at November 2, 2002, assets and liabilities include the following amounts transacted in US currency.

Accounts receivable	$23,808
Accounts payable	18,527
Bank loans	24,069
Long-term debt	3,827

     b) Interest rate risk

      Federal Pipe and Steel Corporation concluded an interest rate swap agreement to minimize risk associated to interest rate fluctuations on long-term debt. This agreement covers the conversion of floating rates into fixed rates and matures on September 22, 2003. As at November 2, 2002 and November 3, 2001, the Company had obligations on which fixed interest rate of 5.3925% was due on notional amounts of US$3,210,417 and US$3,692,083, respectively. The notional amount used to calculate net interest paid or received on an interest rate swap is not recorded in the financial statements, since this notional amount is not exchanged by the considerations and therefore is not a risk measure. Furthermore, the Company did not designate this financial instrument as an hedge.

     c) Credit risk

      In the normal course of its operations, the Company evaluates financial conditions of its client and reviews the credit background of new clients. The Company is not exposed to any significant risk with respect to a single client.

     d) Fair value of financial instruments

      The fair value of cash, accounts receivable, bank overdraft, bank loans and accounts payable approximates their carrying value due to their forthcoming maturities.

LEROUX STEEL INC.

Notes to the consolidated financial statements — (Continued)

years ended November 2, 2002 and November 3, 2001
(tabular amounts are in thousands of dollars)

      The fair value of the mortgage loan, based on the discounted value of future cash flows at the interest rate for a loan with similar terms and conditions and a similar maturity date at the balance sheet date, is $482,471 ($497,783 in 2001).

      The fair value of items included in the long-term debt approximates their carrying value since most of them are bearing interest at floating rates or at fixed rates comparable to market rates.

      The fair value of the liability component of convertible subordinated debentures, based on the discounted value of future cash flows at the interest rate available to the Company for a loan with similar terms and conditions and a similar maturity date at the balance sheet date, is $3,246,565 ($3,854,743 in 2001).

      The fair value of the interest rate swap based on quotes obtained from the Company’s broker for similar instruments amounts to $166,031.

      The fair value of the foreign exchange contracts based on quotes obtained for similar instruments amounts to $51,405.

20.     Comparative figures

      Certain figures for 2001, have been reclassified in order to conform to the presentation adopted in the current year.

21.     U.S. GAAP Reconciliation

      The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The following table represents the material differences between Canadian and U.S. GAAP.

	November 2,	November 3,
	2002	2001

	($000, except per share
	amounts)
Net loss for the year under Canadian GAAP	$(6,330)	$(3,021)
Additional interest expense on convertible subordinated debentures (Note a)	(1,001)	(852)
Fair value of derivatives (Note d)	314	(118)
Inventory valuation (Note c)	888	(977)
Income tax on the above	(74)	759

Net loss — U.S. GAAP	(6,203)	(4,209)

Other comprehensive income items:
Change in currency translation adjustment	(594)	1,119
Additional minimum pension liability (Note e)	(242)	(248)

Comprehensive earnings — U.S. GAAP	$(7,039)	$(3,338)

Basic and diluted loss per share — U.S. GAAP	$(0.59)	$(0.40)

a)	Canadian accounting standards require that the Company’s convertible subordinated debentures be classified as part debt and part shareholders’ equity. Under U.S. GAAP these debentures are treated

LEROUX STEEL INC.

Notes to the consolidated financial statements — (Continued)

years ended November 2, 2002 and November 3, 2001
(tabular amounts are in thousands of dollars)

as debt. Interest expense that has been recorded on the accretion of the equity component in retained earnings under Canadian GAAP has been reclassified as interest expense under U.S. GAAP.

b)	The Company’s investment in the FederAlpha Steel, LLC, joint venture has been accounted for using proportionate consolidation. Under U.S. GAAP, joint ventures that are less than majority-owned but over which the Company exercises significant influence would be accounted for using the equity method. This would result in reclassifications in the consolidated balance sheet and statement of loss as at and for the years ended November 2, 2002 and November 3, 2001. Net loss, loss per share and shareholders’ equity are not impacted by the proportionate consolidation of this joint venture.

c)	The Company records inventory at the lower of cost or net realizable value. U.S. GAAP requires that inventory be recorded at the lower of cost or market. Market is limited to the net realizable value reduced by an allowance for an approximately normal profit margin.

d)	Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities requires that all derivatives be recognized and recorded at fair values. At November 3, 2001, the Company had certain forward contracts, which did not qualify for hedge accounting under U.S. GAAP.

e)	Statement of Financial Accounting Standards No. 87, Employer’s Accounting for Pensions, requires the recognition of an additional minimum pension liability, which has been charged to other comprehensive income under U.S. GAAP.

f)	Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, requires that a statement of comprehensive income be provided. There is no requirement to disclose comprehensive income under Canadian GAAP.

g)	As permitted by the Statement of Accounting Standards No. 123, the Company has elected to follow the intrinsic value-based method of accounting for employee stock options. Had compensation expense been determined based on the fair value method, there would have been no material impact on loss per share.

h)	Shareholders’ equity in accordance with U.S. GAAP is as follows:

($000)

Share capital	$34,774
Retained earnings — Canadian GAAP November 3, 2001	75,205
Cumulative translation adjustment	2,407
Adjustment for convertible debentures	876
Adjustment for inventory valuation	(283)
Adjustment for derivatives	(94)
Net loss — Canadian GAAP November 3, 2001	3,021
Comprehensive earnings — U.S. GAAP November 3, 2001	(3,338)

Shareholders’ equity — U.S. GAAP November 3, 2001	112,568
Comprehensive earnings — U.S. GAAP November 2, 2002	(7,039)

Shareholders’ equity — U.S. GAAP November 2, 2002	$105,529

LEROUX STEEL INC.

Consolidated Statement of Loss

(unaudited)

6 Months Ending

May 3, 2003

(in thousands,
except per-share data)
Sales	$215,767

Cost of sales and expenses
Cost of sales and operating expenses	215,787
Interest on long-term debt and on convertible debentures	885
Other interests	2,949
Amortization of capital assets	3,401
Amortization of deferred charges	395

223,417

Loss before income taxes and other items	(7,650)
Income taxes	(1,176)

Loss before other items	(6,474)
Non-controlling interest	205

Net loss	$(6,269)

Net loss per share
Basic	$(0.68)
Fully diluted (Note 1)	$(0.68)

Average number of shares outstanding during the period	10,469,013

Note 1: The securities that could potentially dilute basic earnings per share in future, but that were not considered in the diluted loss per share since they were anti-dilutive on May 3, 2003, are the convertible debentures and the stock options.

LEROUX STEEL INC.

Consolidated Balance Sheets

	As at	As at
	May 3, 2003	November 2, 2002

	(unaudited)

	(in thousands)
ASSETS
CURRENT ASSETS
Cash and term deposits	$2,952	$3,650
Accounts receivable	81,871	103,287
Inventories	97,106	97,486
Income taxes receivable	6,095	6,483
Prepaid expenses	2,149	1,972
Current portion of investment	12	12

	190,185	212,890
Investment	420	427
Capital assets	86,305	88,737
Future income taxes	12	12
Goodwill, at amortized cost	1,500	1,500
Deferred charges, at amortized cost	1,694	2,108
Other assets, at cost	185	226

	$280,301	$305,900

LIABILITIES
CURRENT LIABILITIES
Bank overdraft	$1,268	$574
Bank loans	90,737	90,671
Accounts payable	43,233	58,765
Future income taxes	74	74
Current portion of debt component of the convertible debentures	1,158	1,092
Current portion of long-term debt	21,881	6,669

	158,351	157,845
Long-term debt	611	18,442
Future income taxes	2,425	2,815
Non-controlling interest	1,801	2,066
Debt component of the convertible debentures	1,645	2,249

	164,833	183,417

SHAREHOLDERS’ EQUITY
Share capital	34,774	34,774
Convertible debentures	18,529	17,468
Cumulative translation adjustment	1,973	2,932
Retained earnings	60,192	67,309

	115,468	122,483

	$280,301	$305,900

LEROUX STEEL INC.

Consolidated Statement of Retained Earnings

(unaudited)

6 Months Ending

May 3, 2003

(in thousands)
Balance, beginning of period	$67,309
Net loss	(6,269)
Accretion of equity component of the convertible debentures (less income taxes of $200	(848)

Balance, end of period	$60,192

LEROUX STEEL INC.

Consolidated Statement of Cash Flows

(unaudited)

6 Months
Ending
May 3, 2003

(in thousands)
Operating activities
Net loss	$(6,269)
Items not affecting cash and cash equivalents:
Amortization	3,812
Non-controlling interest	(217)
Future income taxes	(390)
Loss (Gain) on disposal of capital assets	(5)

(3,069)

Net change in non-cash working capital items	4,983

1,914

Investing activities
Reimbursement of a mortgage	7
Acquisition of capital assets	(1,969)
Proceeds from disposal of capital assets	369

(1,593)

Financing activities
Changes in bank loans	1,054
Repayment of long-term debt	(2,348)
Deferred financing expenses	(102)
Payments on convertible debentures, net of interest expense	(325)

(1,721)

Effect of exchange rate changes on cash	8

Cash and cash equivalents increase (decrease)	(1,392)
Cash and cash equivalents, beginning of period	3,076

Cash and cash equivalents, end of period	$1,684

Cash flows include the following items:
Interest paid	$3,907
Income taxes paid (recovered)	$(477)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.	Significant Accounting Policies

      These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in note 2 of the consolidated financial statements for the year ended November 2, 2002, except as noted below. They do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended November 2, 2002 of Leroux Steel Inc.’s 2002 Annual report.

      Effective November 3, 2002, the Company adopted the CICA Handbook section 3062 “Goodwill and Other Intangible Assets”. Under the new standard, which can only be applied prospectively, goodwill and other intangible assets with an indefinite life are not amortized, but are tested for impairment at least annually as well as on adoption of the new standard. The effect of this change is to reduce net loss by $94,000 for the 6 months ended May 3, 2003, and have no impact on earnings per share.

New standard effect on net loss

6 Months Ending

May 3, 2003

(unaudited)
(in thousands)
Net loss including amortization of goodwill (former basis)	$(6,363)
Addback amortization of goodwill	94

Net loss (new basis)	$(6,269)

2.	Consolidated Segmented Information

	Six Months Ending May 3, 2003

Geographic segments	Canada	United States	Eliminations	Consolidated

	(Unaudited)

	(in thousands)
External revenues	$171,708	$44,059	$—	$215,767
Disposal between geographic segments	5,291	4,121	(9,412)	—

Sales	$176,999	$48,180	$(9,412)	$215,767

Interest income	$(468)	$(49)	$380	$(137)
Interest expense	3,486	865	(380)	3,971

Net interest expenses	$3,018	$816	$—	$3,834

Amortization	$3,370	$443	$—	$3,813
Income taxes	(1,176)	—	—	(1,176)
Net loss	(1,837)	(4,432)	—	(6,269)
Segmented assets	245,653	34,648	—	280,301
Segmented capital expenditures	2,497	34	(284)	2,247
Goodwill	1,500	—	—	1,500

3.	U.S. GAAP Reconciliation

      The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The following table represents the material differences between Canadian and U.S. GAAP.

May 3, 2003

(unaudited)
($000,
except per
share amounts)
Net loss for the year under Canadian GAAP	$(6,269)
Additional interest expense on convertible subordinated debentures (Note a)	(571)
Fair value of derivatives (Note d)	506
Inventory valuation (Note c)	(58)
Tax on the above	44

Net loss — U.S. GAAP	(6,348)

Other comprehensive income items:
Change in currency translation adjustment	(959)
Additional minimum pension liability (Note e)	(393)

Comprehensive earnings — U.S. GAAP	$(7,700)

Basic and diluted loss per share — U.S. GAAP	$(0.61)

a)	Canadian accounting standards require that the Company’s convertible subordinated debentures be classified as part debt and part shareholders’ equity. Under U.S. GAAP these debentures are treated as debt. Interest expense that has been recorded on the accretion of the equity component in retained earnings under Canadian GAAP has been reclassified as interest expense under U.S. GAAP.

b)	The Company’s investment in the FederAlpha Steel, LLC, joint venture has been accounted for using proportionate consolidation. Under U.S. GAAP, joint ventures that are less than majority-owned but over which the Company exercises significant influence would be accounted for using the equity method. This would result in reclassifications in the consolidated balance sheet and statement of loss as at and for the period ended May 3, 2003. Net loss, loss per share and shareholders’ equity are not impacted by the proportionate consolidation of this joint venture.

c)	The Company records inventory at the lower of cost or net realizable value. U.S. GAAP requires that inventory be recorded at the lower of cost or market. Market is limited to the net realizable value reduced by an allowance for an approximately normal profit margin.

d)	Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities requires that all derivatives be recognized and recorded at fair values. At May 3, 2003, Leroux had certain foreign exchange derivatives embedded in outstanding purchase orders which are required to be recorded at fair values under U.S. GAAP.

e)	Statement of Financial Accounting Standards No. 87, Employer’s Accounting for Pensions, requires the recognition of an additional minimum pension liability, which has been charged to other comprehensive income under U.S. GAAP.

f)	Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, requires that a statement of comprehensive income be provided. There is no requirement to disclose comprehensive income under Canadian GAAP.

g)	As permitted by the Statement of Accounting Standards No. 123, the Company has elected to follow the intrinsic value-based method of accounting for employee stock options. Had compensation expense been determined based on the fair value method, there would have been no material impact on loss per share.

h)	Shareholders’ equity in accordance with U.S. GAAP is as follows:

($000)
Shareholders’ equity — U.S. GAAP November 2, 2002	$105,529
Comprehensive earnings — U.S. GAAP May 3, 2003	(7,700)

Shareholders’ equity — U.S. GAAP May 3, 2003	$97,829

US$175,000,000

Russel Metals Inc.

6 3/8% Senior Notes due 2014

PROSPECTUS

April 15, 2004

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO

OFFEREES OR PURCHASERS

Indemnification

      Under the Canada Business Corporation Act (the “CBCA”), a corporation may indemnify a present or former director or officer of such corporation or another individual who acts at the corporation’s request as a director or officer, or an individual acting in similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity, and the corporation may advance money to the individual for the cost, charges and expenses of any such proceeding. The corporation may not indemnify the individual, and any advance must be repaid by the individual, unless the individual acted honestly and in good faith with a view to the best interests of the corporation or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation’s request and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. Such indemnification and advances may be made in connection with a derivative action only with court approval. Such individual is entitled to indemnification or advances from the corporation as a matter of right in respect of all costs, charges and expenses reasonably incurred by him in connection with the defence of a civil, criminal, administrative, investigative or other proceeding to which he is subject by reason of being or having been a director or officer of the corporation or other entity as described above if the individual was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and if the individual fulfils the conditions set forth above.

      In accordance with and subject to the CBCA, the by-laws of the Registrant provide that except in respect of any action by or on behalf of the Registrant to procure a judgment in its favor, the Registrant shall indemnify its directors or officers, or former directors or officers, or a person who acts or acted at its request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his being or having been a director or officer of the Registrant, if the director or officer (a) acted honestly and in good faith with a view of the best interests of the Registrant, and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful.

      The Registrant maintains directors’ and officers’ liability insurance which insures its directors and officers and its subsidiaries against certain losses resulting from any wrongful act committed in their official capacities for which they become obligated to pay to the extent permitted by applicable law.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and may therefore be unenforceable.

II-1

Exhibits

      The following exhibits are attached hereto:

Exhibit
Number		Description of Exhibits

2	.1*	Registration Rights Agreement
2	.2*	Underwriting Agreement
4.1		Annual Information Form dated May 9, 2003(1)
4.2		Management Information Circular, dated March 5, 2004, prepared in connection with the annual meeting of shareholders of Russel Metals held on April 26, 2004 (other than the sections thereof entitled “Executive Remuneration — Composition of the Management Resources and Compensation Committee”, “— Report of the Compensation Committee with Respect to Executive Compensation” and “— Performance Graph” and “Statement of Corporate Governance Practices”)(2)
5.1		Consent of Deloitte & Touche LLP
5	.2*	Consent of Davies Ward Phillips & Vineberg LLP
6	.1*	Powers of Attorney
7	.1*	Indenture
99.1		Letter of Transmittal
99.2		Notice of Guaranteed Delivery
99.3		Letters to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
99.4		Brokers’ Letter to Clients
99.5		Instructions to Registered Holders

*	Previously filed.

(1)	Incorporated by reference to the Registrant’s Form 40-F filed with the Commission on April 14, 2004.

(2)	Incorporated by reference to the Registrant’s Form 6-K, dated April 5, 2004.

II-2

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.	Undertaking.

      The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in such securities.

Item 2.	Consent to Service of Process.

      (a) The Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

      (b) The Registrant will promptly communicate any change to the name or address of the agent for service to the Commission by amendment to the Form F-X.

III-1

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mississauga, Province of Ontario, Canada, on April 15, 2004.

RUSSEL METALS INC.

By:	/s/ BRIAN R. HEDGES

Brian R. Hedges
Executive Vice-President and
Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated and on April 15, 2004.

Signature		Title

* Edward M. Siegel, Jr.		President and Chief Executive Officer, Director (Principal Executive Officer)

* Anthony F. Griffiths		Chairman and Director

/s/ BRIAN R. HEDGES Brian R. Hedges		Executive Vice-President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* James F. Dinning		Director

* Carl R. Fiora		Director

Robbert Hartog		Director

* Lise Lachapelle		Director

* John W. Robinson		Director

* Arni C. Thorsteinson		Director

By	* /s/ BRIAN R. HEDGES Brian R. Hedges	Attorney-in-Fact

III-2

AUTHORIZED REPRESENTATIVE

      Pursuant to the requirements of the Securities Act of 1933, the undersigned certifies that it is the duly authorized United States representative of Russel Metals Inc. and has duly caused this Amendment No. 1 to the Registration Statement to be signed on behalf of each of them by the undersigned, thereunto duly authorized, in the City of Mississauga, Province of Ontario, Canada, on April 15, 2004.

FIL (US) INC.
(Authorized United States Representative)

By:	/s/ BRIAN R. HEDGES

Name: Brian R. Hedges
Title: Director

III-3

EXHIBIT INDEX

Exhibit
Number		Description of Exhibits

2	.1*	Registration Rights Agreement
2	.2*	Underwriting Agreement
4.1		Annual Information Form dated April 14, 2004(1)
4.2		Management Information Circular, dated March 5, 2004, prepared in connection with the annual meeting of shareholders of Russel Metals held on April 26, 2004 (other than the sections thereof entitled “Executive Remuneration — Composition of the Management Resources and Compensation Committee”, “— Report of the Compensation Committee with Respect to Executive Compensation” and “— Performance Graph” and “Statement of Corporate Governance Practices”)(2)
5.1		Consent of Deloitte & Touche LLP
5	.2*	Consent of Davies Ward Phillips & Vineberg LLP
6	.1*	Powers of Attorney
7	.1*	Indenture
99.1		Letter of Transmittal
99.2		Notice of Guaranteed Delivery
99.3		Letters to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
99.4		Brokers’ Letter to Clients
99.5		Instructions to Registered Holders

*	Previously filed.

(1)	Incorporated by reference to the Registrant’s Form 40-F filed with the Commission on April 14, 2004.

(2)	Incorporated by reference to the Registrant’s Form 6-K, dated April 5, 2004.